

20 23

| Annual Report

Tomorrow starts today



In the ever-changing global energy market, we are building a better future. From cutting-edge engineering to best-in-class manufacturing and after-market service, our end-to-end approach adds exceptional value to the entire natural gas, low-carbon and treated water value chains. We're more committed than ever to deploying and servicing sustainable energy infrastructure that secures our energy needs for today, while preparing us for the challenges of tomorrow. We know growing global energy needs will demand better equipment, enhanced services, and forward-thinking solutions. So we're building tomorrow from the ground up. The journey starts today. And it starts with us—**Enerflex, the builders of a better energy future.**

Content



CEO Message to Shareholders



Marc Rossiter

President, Chief Executive Officer, and Director

Dear Fellow Enerflex Shareholders,

On behalf of the Executive Management Team, Board of Directors, and my 4,800 Enerflex teammates worldwide, I would like to thank you personally for your continued support of Enerflex. I am pleased to report that, thanks to the hard work and dedication of our incredible team, 2023 was a year of noteworthy progress at Enerflex. While there is still significant work ahead of us to achieve our objectives, we made meaningful strides in advancing the business during 2023 and believe Enerflex is in a position of strength as we begin 2024.

Executing on our Goals

Today, as a result of our success integrating the Exterran acquisition and the decisive actions we have taken to optimize our combined company's geographic footprint and business model, Enerflex is operating with increased scale and efficiency. We have significantly expanded our product offerings to deepen our ability to serve our client partners across the energy value chain, capitalize on and help advance the ongoing energy transition, and pursue opportunities across the water solutions vertical. We continue to be impressed by the relentless commitment of our team to serving our global clients, and as we progress through 2024, I look forward to all that we will accomplish together.

Enerflex has a proud 40+ year history, and our mission, vision, and purpose remain as important as ever: *Transforming Energy for a Sustainable Future.* Enerflex is a meaningful contributor to the energy transition, enabling safe and efficient capture, processing, and transportation of natural gas. Our Company has established itself as a prominent and trusted partner to its global clients, and we expect demand for the services we offer to further increase in the coming years.

As our client partners continue decarbonizing their operations, Enerflex has aligned its goals and strategy to profitably help them achieve their sustainability objectives. With a thoughtful, decisive, and creative approach to our business, Enerflex is poised to capitalize on the growing demand for sustainable energy infrastructure through our vertically integrated natural gas, treated water, and energy transition offerings.

As consolidation across the industry continues, our enhanced scale enables Enerflex to be a more meaningful partner to our clients. This is especially critical as demand for natural gas and related products and services is expected to continue to grow for years to come.

Of particular significance, in 2023, the Company achieved a total recordable incident rate (TRIR) of 0.42. This is the lowest annual TRIR that the Company has achieved in more than two decades and is a further improvement from 2022 of 0.46.





2024 Priorities

Enerflex is poised to generate strong operational and financial results in 2024, underpinned by our highly contracted Energy Infrastructure product line and the recurring nature of After-Market Services. Complementing Enerflex's recurring revenue businesses is the Engineered Systems product line, which carried a backlog of approximately CAD$1.5 billion (US$1.1 billion) as at December 31, 2023 and is expected to benefit from increasing natural gas production in our core regions.

Our priorities for the year include:

- Delivering strong operating results across natural gas, treated water solutions, and energy transition end markets to support our valued customers around the world;

- Providing meaningful shareholder returns, including paying a sustainable dividend;

- Implementing our disciplined capital program with reduced capital spending of between US$90 million and US$110 million; and

- Paying down debt and lowering net finance costs to further strengthen the Company's balance sheet and enhance Enerflex's ability to deliver shareholder returns over the mid–and long–term.

Closing Remarks

Our incredible people have worked safely, efficiently, and tirelessly during 2023 to deliver for our global clients while at the same time tackling the integration of the largest acquisition in Enerflex's history. I am sincerely grateful for their grit and determination.

As we move through 2024, we see meaningful opportunities to continue evolving our business, tailoring our products and services to the dynamic needs of our client partners, and executing our strategy to drive enhanced value creation for our shareholders.

With a clear plan for future growth that leverages our longstanding reputation for technical expertise, we're proud to represent a solid investment with ongoing value generation.

On behalf of the Enerflex team, thank you for your valued support.

Sincerely,

Marc Rossiter
President, Chief Executive Officer, and Director

February 28, 2024

Management's Discussion and Analysis

Enerflex

February 28, 2024

Management's Discussion And Analysis

Management's Discussion and Analysis ("MD&A") for Enerflex Ltd. ("Enerflex" or the "Company") should be read in conjunction with the audited consolidated financial statements (the "Financial Statements") for the years ended December 31, 2023 and 2022, and the cautionary statements regarding forward-looking information in the "*Forward-Looking Statements*" section of this MD&A.

The MD&A focuses on information and material results from the Financial Statements and considers known risks and uncertainties relating to the energy sector. This discussion should not be considered exhaustive, as it excludes possible future changes that may occur in general economic, political, and environmental conditions. Additionally, other factors may or may not occur, which could affect industry conditions and/or Enerflex in the future. Additional information relating to the Company can be found in the Company's Annual Information Form ("AIF"), Management Information Circular and Form 40-F, which are available on the Company's website at www.enerflex.com and under the Company's SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar, respectively.

The financial information reported herein has been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and is presented in Canadian dollars unless otherwise stated.

The Company

Enerflex is a leading global energy services company with vast experience deploying and servicing high-quality, sustainable energy infrastructure tailored to client needs – from individual, modularized products and services to integrated custom solutions. Headquartered in Calgary, Alberta, Canada, Enerflex has approximately 4,800 employees worldwide, and the Company, its subsidiaries, and its interests in associates, and joint operations operate in over 70 locations globally, including Canada, the United States of America ("USA"), Argentina, Bolivia, Brazil, Colombia, Mexico, Peru, the United Kingdom, United Arab Emirates ("UAE"), Bahrain, Oman, Egypt, Iraq, Nigeria, Pakistan, Saudi Arabia, Australia, Indonesia, and Thailand.

A global group of engineers, manufacturers, technicians, and innovators, Enerflex is bound by a shared vision: *Transforming Energy for a Sustainable Future*. This vision is supported by a long-term strategy founded on: technical excellence in modularized energy solutions; profitable growth achieved through vertically integrated and geographically diverse product offerings; financial strength and discipline; and sustainable returns to shareholders. Through consistent execution of this strategy and regular evaluation of capital allocation priorities and decisions, Enerflex has managed a resilient business and created shareholder value over a history of more than 40 years.

Growing energy needs continue to demand better equipment, services, and solutions. So, Enerflex is building tomorrow from the ground up – innovating to make energy infrastructure more reliable, connected, and efficient for all.

On October 13, 2022, Enerflex and Exterran Corporation ("Exterran") combined to meet these demands and become a premier integrated global provider of energy infrastructure and energy transition solutions. With a longstanding trusted reputation, and with a clear plan for future growth that leverages Enerflex's technical expertise, the Company is well positioned to continue serving clients in key natural gas, energy transition, and treated water markets.

Exterran's operations complemented Enerflex's, and the combined company diversifies operations across key growth regions. This, along with Enerflex's global energy infrastructure fleet of nearly two million horsepower, allows Enerflex to reach far beyond cyclical needs and thrive throughout the ups and downs of energy markets.

Building on its existing strategy, Enerflex has mapped out its path toward continued prosperity, expanding into key areas of projected future growth. This includes enhancing existing product offerings, including critical BOOM offerings which Enerflex owns, operates, and manages under contract to its clients' operations; Engineered Systems, and the sale of customized modular natural gas-handling and low-carbon solutions, further enhanced by Exterran's expanded capabilities which enable deeper removal of natural gas liquids ("NGLs"), oil processing technology, and water treatment applications; and After-Market Services, including installation, commissioning, O&M, and parts sales, along with global support for all product lines. It also includes leveraging the Company's size, scope, and strong product offering in the treated water space, representing a large and growing market.

The Company's vertically integrated suite of product offerings includes processing, cryogenic, compression, electric power, and treated water solutions, spanning all phases of a project's lifecycle, from front-end engineering and design to after-market service. Enerflex has proven expertise in delivering low-carbon solutions, including carbon capture utilization and storage, electrification, and renewable natural gas ("RNG"), and hydrogen solutions, and the Company works closely with its clients to help facilitate global decarbonization efforts. The Company also has state-of-the-art fabrication and workshop facilities in Calgary; Houston, Texas, USA; Broken Arrow, Oklahoma, USA; and Brisbane, Queensland, Australia, delivering standard or custom long-life operating systems globally.

Overall, Enerflex's scale of operations and depth of technical expertise provides an advantage over competitors, adding value in highly specialized areas and representing a solid ongoing investment with sustainable value generation.

North America

The Energy Infrastructure ("EI") product line in North America ("NAM") provides natural gas compression infrastructure under contract to oil and natural gas clients in the USA under its Contract Compression operations, primarily operating in crude oil and liquids-rich plays, managing a fleet of low- to high-horsepower packages. These compressor packages are typically used in natural gas gathering systems, gas-lift, wellhead, and other applications primarily in connection with natural gas, NGLs, and oil production. In addition, power generation rental solutions are available in Canada.

The Engineered Systems ("ES") product line consists of custom and standard compression packages for reciprocating and screw compressor applications from Enerflex's manufacturing facilities located in Houston; Broken Arrow; and Calgary. In addition, the Company engineers, designs, manufactures, constructs, and installs modular natural gas processing equipment, low-carbon solutions, cryogenic systems, electric power solutions, and treated water solutions. Retrofit provides re-engineering, re-configuration, and re-packaging of compressors for various field applications.

Enerflex provides integrated turnkey ("ITK") power generation, gas compression, and processing facilities.

The After-Market Services ("AMS") product line provides after-market mechanical services and parts distribution, as well as maintenance solutions to the oil and natural gas industry.

Latin America

The EI product line in Latin America ("LATAM") provides natural gas compression and processing infrastructure under contract to oil and gas clients in the region. Enerflex has several operating Build-Own-Operate-Maintain ("BOOM") facilities of varying size and scope in this region, providing clients with alternate solutions to meet their energy needs. These BOOM facilities provide for the receipt of contracted long-term lease payments and are treated as either operating or finance leases.

The region provides ES products, including ITK natural gas compression, processing, and electric power solutions, with local construction and installation capabilities. Most of the equipment deployed in the region is fabricated in Houston, Texas.

The AMS product line focuses on after-market mechanical services, parts, and components, as well as operations, maintenance, and overhaul services.

Eastern Hemisphere

The Eastern Hemisphere ("EH") segment comprises operations in the UK, UAE, Bahrain, Oman, Egypt, Iraq, Nigeria, Pakistan, Saudi Arabia, Australia, Indonesia, and Thailand.

The EI product line provides natural gas compression, processing, and treated water infrastructure under contract to oil and gas clients in the region. Enerflex has several BOOM facilities of varying size and scope in this region providing clients with alternate solutions to meet their energy and produced water needs. These BOOM facilities provide for the receipt of contracted long-term lease payments and are treated as either operating or finance leases.

The region also provides engineering, design, procurement, project management, and construction services for compression, process, treated water and power generation equipment, as well as after-market service, parts, and operations and maintenance services for gas compression, processing, and treated water facilities in the region. Manufacturing capabilities are sourced from Enerflex's facilities in Houston.

The Australia region is headquartered in Brisbane with additional locations throughout Queensland and western Australia providing after-market services, equipment supply, parts supply, and general asset management. The Brisbane facility also packages power generation equipment for use across the region.

Energy Infrastructure

The EI product line includes infrastructure solutions under contract for natural gas processing, compression, treated water, and electric power equipment. Our infrastructure is deployed across the globe and provides comprehensive contract operations services to clients in each of those regions. Our EI product line provides clients with trained personnel, equipment, tools, materials, and supplies to meet their natural gas processing, compression, treated water, and power generation needs, as well as designing, sourcing, installing, operating, servicing, repairing, and maintaining equipment owned by the Company necessary to provide these services. These activities give rise to the receipt of future cash payments of varying terms, even though they have different accounting treatments depending on the terms of the lease.

After-Market Services

Enerflex's AMS product line provides after-market mechanical services, parts distribution, operations and maintenance solutions, equipment optimization and maintenance programs, manufacturer warranties, exchange components, long-term service agreements, and technical services to our global clients. The product line operates through an extensive network of branch offices and generally provides its services at the client's wellsite location using trained technicians and mechanics. Enerflex's after-market service and support business includes distribution and remanufacturing facilities, with significant presence situated in active natural gas producing areas.

Engineered Systems

The ES product line is comprised of the following product offerings: processing, compression, cryogenic, electric power, treated water, and low-carbon solutions, including carbon capture. Enerflex can combine one or more of these product offerings into an ITK solution, including civil works; piping and structural fabrication; and electrical, instrumentation, controls, and automation, as well as installation and commissioning. Enerflex's ITK offerings allow clients to simplify their supply chain, eliminate interface risk, and reduce the concept-to-commissioning cycle time of major projects.

Compression packages range from low-specification field compressors to high-specification process compressors for onshore and offshore applications. The Company provides retrofit solutions, including re-engineering, re-configuration, and re-packaging of compressors for various field applications. Processing equipment includes, but is not limited to, dehydration and liquids recovery, refrigeration and cryogenic processing, oil and natural gas separators, and amine sweetening to remove hydrogen sulfide or carbon dioxide. Electric power units can be natural-gas fired or electric. The Company also delivers systems to treat water from engineering to manufacturing, construction, and commissioning ranging in volumes from approximately 158 m3 to 160,000 m3 of water per day.

The Company is exploring opportunities with clients to evaluate decarbonization, carbon capture technology, and supporting infrastructure for renewable energy by leveraging its expertise in providing modularized engineer-to-order process solutions.

Summary Results

($ thousands, except percentages)	Three months ended December 31, 2023		Three months ended December 31, 2022	Twelve months ended December 31, 2023		Twelve months ended December 31, 2022
Revenue	$	782,208	$ 689,839	$ 3,162,095	$	1,777,798
Gross margin		163,082	126,814	617,146		322,716
Selling, general and administrative expenses		102,271	156,741	395,875		301,242
Foreign exchange loss[1]		22,445	18,451	58,933		19,202
Operating income (loss)	$	38,366	$ (48,378)	$ 162,338	$	2,272
Earnings before finance costs, income taxes, depreciation and amortization ("EBITDA")		2,382	17,897	325,383		87,477
Earnings before finance costs and income taxes ("EBIT")[2]		(67,959)	(44,747)	57,864		(40,810)
Net loss		(127,339)	(81,118)	(110,924)		(100,943)
Cash provided by (used in) operating activities		208,979	(16,330)	273,311		19,768
Key Financial Performance Indicators ("KPIs")[3]						
ES bookings	$	327,240	$ 415,073	$ 1,725,369	$	1,312,883
ES backlog		1,499,044	1,505,870	1,499,044		1,505,870
Gross margin as a percentage of revenue		20.8%	18.4%	19.5%		18.2%
Gross margin before depreciation and amortization ("Gross margin before D&A")		216,422	177,235	823,017		430,700
Adjusted EBITDA		125,961	86,143	512,650		223,601
Free cash flow[4]		185,377	(43,251)	193,279		(27,052)
Long-term debt		1,214,918	1,390,325	1,214,918		1,390,325
Net debt		1,088,829	1,136,549	1,088,829		1,136,549
Bank-adjusted net debt to EBITDA ratio		2.3	3.3	2.3		3.3
Return on capital employed ("ROCE")[5]		2.1%	(2.2)%	2.1%		(2.2)%

[1] The Company disaggregated foreign exchange loss from total selling, general and administrative expenses ("SG&A") following continuing review of SG&A presentation by the Company's management ("Management"). Please refer to Note 2(b) of the Notes to the Consolidated Financial Statements for additional details.

[2] EBIT includes a $87 million goodwill impairment for the three and twelve-months ending December 31, 2023 (December 31, 2022 – nil and $48 million).

[3] These KPIs are non-IFRS measures. Further detail is provided in the "Non-IFRS Measures" section of this MD&A.

[4] Refer to the "Non-IFRS Measures" section of this MD&A for more information on free cash flow.

[5] Determined by using the trailing 12-month period.

Results Overview

- Enerflex generated revenue of $782 million during the three months ended December 31, 2023, which is an increase of $92 million compared to the three months ended December 31, 2022, and is driven by continued strong performance from the Company's recurring businesses. During the twelve months ended December 31, 2023, Enerflex recorded revenue of $3,162 million compared to $1,778 million in the same period of 2022, primarily due to increases in ES, higher EI activity in EH, increased AMS activities from parts sales and client maintenance, in addition to the contributions of having a full year of operations from the acquired Exterran business.

- During the three months ended December 31, 2023, the Company recorded gross margin of $163 million (20.8 percent), increasing from $127 million (18.4 percent) during the three months ended December 31, 2022. The increase is primarily due to higher EI revenues in all regions and ES revenue in NAM. Gross margin percentage increased in the same period from higher margin opening backlog and strong project execution in NAM, and increased contribution from AMS due to inflationary price adjustments, partially offset by lower gross margin percentage in EI, particularly in EH on lower margin yielding projects and increased transportation costs. Gross margin for the twelve months ended December 31, 2023, was $617 million (19.5 percent), increasing from $323 million (18.2 percent) during the twelve months ended December 31, 2022, primarily due to higher revenues from increased volumes of work, and the contribution from the acquired Exterran business. Gross margin percentage for the twelve months ended December 31, 2023, was higher compared to the twelve months ended December 31, 2022, from higher margin opening backlog and strong project execution in NAM, and increased contribution from AMS due to inflationary price adjustments, partially offset by lower gross margin percentage in EI, particularly in EH on lower margin yielding projects and increased transportation costs.

- The Company recognized an $87 million goodwill impairment in the LATAM segment. This non-cash impairment was largely driven by the ongoing devaluation of the Argentine peso ("ARS") and the restrictions on repatriating cash held in Argentina.

- The Company recorded SG&A of $102 million during the three months ended December 31, 2023, a decrease from $157 million during the three months ended December 31, 2022, driven by synergies realized from the acquisition of Exterran (the "Transaction"), lower integration and transaction costs, and lower share-based compensation on mark-to-market movements. SG&A for the twelve months ended December 31, 2023, was $396 million, compared to $301 million during the twelve months ended December 31, 2022, primarily due to a full year impact of costs required to support the acquired Exterran business, including increases to total compensation, third party services, and information technology expenses, partially offset by decreases in share-based compensation and a bad debt recovery.

- The Company recorded foreign exchange losses of $22 million and $59 million during the three and twelve months ended December 31, 2023, compared to foreign exchange losses of $18 million and $19 million for the three and twelve months ended December 31, 2022, primarily due to the ongoing devaluation of the ARS caused by high inflation. The Company also recorded losses from associated instruments of $17 million and $18 million for the three and twelve months ended December 31, 2023, also due to the ongoing devaluation of the ARS. The Company did not have these instruments in 2022. To offset these losses, the Company earned interest income on cash and cash equivalents held in Argentina of $4 million and $27 million for the three and twelve months ended December 31, 2023, respectively, compared to interest income of $8 million during 2022. The losses from associated instruments and interest income are not reflected in operating income.

- Enerflex reported operating income of $38 million during the three months ended December 31, 2023, compared to an operating loss of $48 million during the three months ended December 31, 2022, primarily due to higher gross margins from increased revenue, and lower SG&A. The Company reported $162 million of operating income for the twelve months ended December 31, 2023, an increase of $160 million from the twelve months ended December 31, 2022, primarily due to increased revenue and an improved gross margin percentage, which was partially offset by increased SG&A.

- The Company invested $24 million in capital expenditures in the fourth quarter of 2023, predominantly comprised of $18 million of maintenance property, plant and equipment ("PP&E") capital expenditures across the Company's global EI fleet, and $6 million of investments to expand the amount of electric driven equipment in the USA fleet based on client demand.

- Enerflex continued to execute on its previously disclosed deleveraging plan throughout 2023. The Company repaid $164 million of long–term debt in the twelve months ended December 31, 2023, which was offset by the amortization of the deferred debt issuance costs. The Company continued to reduce its net funded debt to EBITDA ("bank–adjusted net debt to EBITDA") ratio to less than 2.5 times by the end of 2023 through strong cash flow generation and the execution of its large ES backlog. Enerflex plans to continue to strengthen its financial position to ensure the Company has significant flexibility through industry cycles. At December 31, 2023, the Company's senior secured net funded debt to EBITDA ratio was 0.7:1, compared to a maximum ratio of 2.5:1, and the Company's bank–adjusted net debt to EBITDA ratio was 2.3:1, compared to a maximum ratio of 4.0:1, according to the Company's debt covenants.

- The Company recorded ES bookings of $327 million during the three months ended December 31, 2023, compared to $415 million during the three months ended December 31, 2022. Enerflex continues to observe strong client activity levels in North America, notably for cryogenic natural gas processing facilities and for electric compression, as clients aim to decarbonize their operations. During the twelve months ended December 31, 2023, Enerflex secured $1,725 million of ES bookings, representing an increase of $412 million from the same period in 2022.

- ES backlog at December 31, 2023, was $1.5 billion, remaining consistent with the $1.5 billion at December 31, 2022.

- Subsequent to December 31, 2023, Enerflex declared a quarterly dividend of $0.025 per share, payable on May 1, 2024, to shareholders of record on March 13, 2024. The Board of Directors (the "Board") will continue to evaluate dividend payments on an ongoing basis, based on the availability of cash flow, anticipated market conditions, and the general needs of the business.

Organizational Update

As previously announced, Mr. Preet Dhindsa has been appointed as Enerflex's Senior Vice President and Chief Financial Officer ("CFO"), effective March 1, 2024, overseeing the Company's capital markets, corporate development, investor relations, financial reporting, internal audit, tax, and treasury functions and supporting Enerflex's global strategic and capital allocation decisions. Mr. Dhindsa comes to Enerflex with more than 25 years of experience, primarily in the energy and financial services sectors. Prior to joining Enerflex in October, 2023, as Interim CFO, Mr. Dhindsa served as Executive Vice President and CFO at ENMAX Corporation, a regulated utility with energy generation and retail lines of business, where he was accountable for the finance and information technology functions across operations in both Canada and the United States. Prior to that he was SVP & CFO, Global Banking & Markets at Scotiabank, where he managed international finance teams and critical regulatory relationships in Canada, the United States, Europe, and Asia–Pacific. He holds a Bachelor of Science degree in Mathematics & Statistics from Western University and a Graduate Diploma in Accounting from Wilfred Laurier University. Mr. Dhindsa is a Chartered Professional Accountant and Chartered Director.

Adjusted EBITDA

The Company defines EBITDA as earnings before finance costs, taxes, and depreciation and amortization. Enerflex's financial results include items that are unique, and items that Management and users of the Financial Statements adjust for when evaluating results. The Company removes the impact of these items when calculating Adjusted EBITDA. The presentation of Adjusted EBITDA should not be considered in isolation from EBIT or EBITDA or as a replacement for measures prepared as determined under IFRS. Adjusted EBITDA may not be comparable to similar non–IFRS measures disclosed by other issuers.

Enerflex believes the adjustment of items that are unique or not in the normal course of continuing operations increases the comparability across items within the Financial Statements or between periods of the Financial Statements. An example of items that are considered unique are restructuring, transaction, and integration costs, while an example of an item that increases comparability includes share–based compensation, which fluctuates based on share price that can be influenced by external factors that are not directly relevant to the Company's current operations. Items the Company has adjusted for in the past include, but are not limited to, restructuring, transaction, and integration costs; share–based compensation; severance costs associated with restructuring activities; government grants; impairments or gains on idle facilities; and impairment of goodwill. These items are considered either unique, non–recurring, or non–cash transactions, and not indicative of the ongoing normal operations of the Company.

The Company also adjusts for the impact of finance leases by eliminating the non–cash selling profit recognized when finance leases are put into service, and instead including lease payments received over the term of the related lease. The Company believes the adjustment for the impact of finance leases in its Adjusted EBITDA calculation provides a better understanding of Enerflex's cash–generating capabilities and also improves comparability for similar EI assets with different contract terms.

($ thousands)	Total		North America		Latin America		Three months ended December 31, 2023 Eastern Hemisphere
EBIT	$	(67,959)	$	63,230	$	(109,017)	$ (22,172)
Depreciation and Amortization		70,341		26,500		16,620	27,221
EBITDA	$	2,382	$	89,730	$	(92,397)	$ 5,049
Restructuring, transaction and integration costs		24,953		4,263		2,817	17,873
Share–based compensation		(1,084)		(581)		(82)	(421)
Impairment of goodwill		87,168		–		87,168	–
Impact of finance leases		12,542		–		60	12,482
Adjusted EBITDA	$	**125,961**	$	**93,412**	$	**(2,434)**	$ **34,983**

($ thousands)	Total		North America		Latin America		Three months ended December 31, 2022 Eastern Hemisphere
EBIT	$	(44,747)	$	(5,551)	$	(22,632)	$ (16,564)
Depreciation and amortization		62,644		23,211		18,565	20,868
EBITDA	$	17,897	$	17,660	$	(4,067)	$ 4,304
Transaction and integration costs		56,502		30,092		14,206	12,204
Share–based compensation		11,683		6,921		2,622	2,140
Impact of finance leases		61		21		663	(623)
Adjusted EBITDA	$	86,143	$	54,694	$	13,424	$ 18,025

($ thousands)	Total		North America		Latin America		Twelve months ended December 31, 2023 Eastern Hemisphere
EBIT	$	57,864	$	172,978	$	(118,559)	$ 3,445
Depreciation and amortization		267,519		95,063		62,158	110,298
EBITDA	$	325,383	$	268,041	$	(56,401)	$ 113,743
Restructuring, transaction and integration costs		60,873		16,380		14,033	30,460
Share–based compensation		7,652		5,103		1,416	1,133
Impairment of goodwill		87,168		–		87,168	–
Impact of finance leases		31,574		–		1,877	29,697
Adjusted EBITDA	$	**512,650**	$	**289,524**	$	**48,093**	$ **175,033**

($ thousands)	Total		North America		Latin America		Twelve months ended December 31, 2022 Eastern Hemisphere
EBIT	$	(40,810)	$	(28,414)	$	(14,550)	$ 2,154
Depreciation and amortization		128,287		63,973		34,344	29,970
EBITDA	$	87,477	$	35,559	$	19,794	$ 32,124
Transaction and integration costs		70,554		40,288		15,790	14,476
Share–based compensation		16,162		9,746		3,488	2,928
Impairment of goodwill		48,000		48,000		–	–
Impact of finance leases		1,408		181		663	564
Adjusted EBITDA	$	223,601	$	133,774	$	39,735	$ 50,092

Refer to the section "Segmented Results" of this MD&A for additional information about results by geographic location.

Engineered Systems Bookings and Backlog

Enerflex monitors its ES bookings and backlog as indicators of future revenue generation and business activity levels. Bookings are recorded in the period when a firm commitment or order is received from clients. Bookings increase backlog in the period they are received, while revenue recognized on ES products decreases backlog in the period the revenue is recognized.

The following tables set forth the ES bookings and backlog by reporting segment:

($ thousands)	Three months ended December 31, 2023		Three months ended December 31, 2022		Twelve months ended December 31, 2023		Twelve months ended December 31, 2022
ES Bookings							
North America	$	**247,963**	$	352,566	$	**1,508,032**	$ 1,213,254
Latin America		**77,896**		44,157		**111,374**	75,118
Eastern Hemisphere		**1,381**		18,350		**105,963**	24,511
Total ES bookings	$	**327,240**	$	415,073	$	**1,725,369**	$ 1,312,883

($ thousands)	December 31, 2023		December 31, 2022
ES Backlog			
North America	$	**1,232,663**	$ 1,074,151
Latin America		**103,994**	52,825
Eastern Hemisphere		**162,387**	378,894
Total ES backlog	$	**1,499,044**	$ 1,505,870

Enerflex recorded bookings of $327 million for the three months ended December 31, 2023, which were lower than the $415 million bookings during the three months ended December 31, 2022, primarily due to a cancellation of a CCUS project after the client was unable to secure required pipeline approvals. The project was originally booked in 2022. Despite the cancellation, Enerflex continues to observe strong client activity levels. Included in the Company's bookings for the twelve months ended December 31, 2023, were two large cryogenic natural gas processing facilities, reflecting Enerflex's expanded product offerings stemming from the Transaction. Enerflex recorded bookings of $1,725 million during the twelve months ended December 31, 2023, increasing $412 million from the twelve months ended December 31, 2022.

The ES backlog of $1.5 billion at December 31, remained consistent with the $1.5 billion from December 31, 2022.

The global demand for natural gas remains robust, and Enerflex is well positioned to expand its ES business by serving the growing natural gas markets in the Company's key operating regions. However, continued volatility in commodity prices and recessionary fears could affect the Company's ability to secure future bookings.

Segmented Results

Enerflex has three reporting segments: NAM, LATAM, and EH, each of which are supported by Enerflex's corporate function. Corporate overheads are allocated to the operating segments based on revenue. In assessing its operating segments, the Company considers geographic locations, economic characteristics, the nature of products and services provided, the nature of production processes, the types of clients for its products and services, and distribution methods used.

North America Segment Results

($ thousands, except percentages)	Three months ended December 31, 2023		Three months ended December 31, 2022	Twelve months ended December 31, 2023		Twelve months ended December 31, 2022
ES bookings	$	247,963	$ 352,566	$ 1,508,032	$	1,213,254
ES backlog		1,232,663	1,074,151	1,232,663		1,074,151
Segment revenue	$	479,004	$ 443,006	$ 1,939,778	$	1,303,885
Intersegment revenue		(11,901)	(22,333)	(33,168)		(93,778)
Revenue	$	467,103	$ 420,673	$ 1,906,610	$	1,210,107
EI	$	45,666	$ 36,673	$ 171,276	$	141,900
AMS		100,671	88,688	385,814		298,333
ES		320,766	295,312	1,349,520		769,874
Gross margin		103,877	70,043	364,497		195,503
Gross margin before D&A		122,540	86,950	424,572		249,131
Gross margin %		22.2%	16.7%	19.1%		16.2%
Gross margin before D&A %		26.2%	20.7%	22.3%		20.6%
SG&A		42,298	78,605	194,870		179,862
Foreign exchange loss		82	519	398		872
Operating income (loss)		61,497	(9,081)	169,229		14,769
EBIT		63,230	(5,551)	172,978		(28,414)
EBITDA		89,730	17,660	268,041		35,559
Adjusted EBITDA		93,412	54,694	289,524		133,774
Revenue as a % of consolidated revenue		59.7%	61.0%	60.3%		68.1%

Enerflex recorded ES bookings of $248 million in the NAM segment in the fourth quarter of 2023, which is a decrease of $105 million compared to the fourth quarter of 2022, primarily due to a cancellation of a CCUS project after the client was unable to secure required pipeline approvals. The project was originally booked in 2022. Bookings for the twelve months ended December 31, 2023, were $1,508 million, representing a considerable increase of $295 million compared to the twelve months ended December 31, 2022, reflecting sustained client activity levels in the energy sector. Accordingly, NAM's ES backlog of $1,233 million at December 31, 2023, is expected to result in strong ES revenue generation over the near term.

Revenue of $467 million and $1,907 million for the three and twelve months ended December 31, 2023, increased by $46 million and $697 million respectively, compared to the same periods in 2022. The NAM segment continues to record strong revenue in all product lines in 2023, most significantly in ES, which saw elevated activity levels on a stronger opening backlog and sustained bookings activity. AMS revenues increased on strong parts sales, inflationary price adjustments, and an increased volume of work. EI revenue also increased from a larger fleet and the positive impacts of inflationary price adjustments.

Gross margin increased during the three and twelve months ended December 31, 2023, compared to 2022, which is attributable to higher overall revenues, as well as improved margins on sold ES projects. Gross margin percentage increased during the three and twelve months ended December 31, 2023, compared to same periods in 2022, primarily due to higher margin projects and strong project execution in ES.

SG&A was lower during the three months ended December 31, 2023, compared to the same period last year, which is primarily due to lower Transaction costs in the current period compared to last year. SG&A was higher during the twelve months ended December 31, 2023, compared to the same period last year, which is primarily due to additional costs required to support the acquired Exterran business, as well as restructuring, transaction, and integration costs. These higher costs in the twelve months ended December 31, 2023, were partially offset by a one-time bad debt recovery of a $12 million receivable that had previously been written off.

At December 31, 2023, the USA Contract Compression fleet totaled approximately 419,000 horsepower. Average utilization of the fleet for the three months ended December 31, 2023, was 93 percent, decreasing from 95 from the three months ended December 31, 2022. Average utilization of the fleet for the 12 months ended December 31, 2023, was 94 percent, remaining consistent with the twelve months ended December 31, 2022.

Latin America Segment Results

($ thousands, except percentages)	Three months ended December 31, 2023		Three months ended December 31, 2022		Twelve months ended December 31, 2023		Twelve months ended December 31, 2022	
ES bookings	$	77,896	$	44,157	$	111,374	$	75,118
ES backlog		103,994		52,825		103,994		52,825
Segment revenue	$	132,515	$	98,964	$	473,824	$	221,628
Intersegment revenue		(522)		(399)		(1,295)		(434)
Revenue	$	131,993	$	98,565	$	472,529	$	221,194
EI	$	86,111	$	76,801	$	335,532	$	129,723
AMS		26,216		16,923		76,792		38,057
ES		19,666		4,841		60,205		53,414
Gross margin		29,544		26,453		115,569		50,015
Gross margin before D&A		41,304		44,494		174,688		81,681
Gross margin %		22.4%		26.8%		24.5%		22.6%
Gross margin before D&A %		31.3%		45.1%		37.0%		36.9%
SG&A		12,105		31,746		71,538		47,379
Foreign exchange loss		22,430		17,443		58,398		17,290
Operating loss		(4,991)		(22,736)		(14,367)		(14,654)
EBIT		(109,017)		(22,632)		(118,559)		(14,550)
EBITDA		(92,397)		(4,067)		(56,401)		19,794
Adjusted EBITDA		(2,434)		13,424		48,093		39,735
Revenue as a % of consolidated revenue		16.9%		14.3%		14.9%		12.4%

LATAM's ES bookings of $78 million and $111 million in the three and twelve months ended December 31, 2023, are increased by $34 million and $36 million compared to the same periods of 2022 as the Company was able to secure a large project in the fourth quarter of 2023.

Revenue for the three months ended December 31, 2023, increased by $33 million compared to the same period last year. The increase is primarily due to higher ES revenue on higher opening backlog. AMS revenue increased due to higher parts sales and increased volume of work. EI revenue increased primarily as a result of recovered demobilization costs. Revenue for the twelve months ended December 31, 2023, increased by $251 million from the comparative period, primarily due to higher EI revenue from the expanded fleet from Exterran and the sale of a BOOM and a finance lease contract during the year. There was an increase in AMS revenue resulting from a larger volume of work. Finally, ES revenues increased from a higher opening backlog inherited from Exterran.

Gross margin increased during the three and twelve months ended December 31, 2023, compared to the same periods in 2022 as a result of higher overall revenues from increased activity, partially offset by the devaluation of receivable balances related to certain revenue contracts and the associated cost of goods sold ("COGS") denominated in ARS. Gross margin expanded during the twelve months ended December 31, 2023, compared to the same period in 2022 as a result of higher overall revenues from increased activity and the sale of a BOOM and finance lease contract during the year, partially offset by the devaluation of receivable balances related to certain revenue contracts and the associated COGS denominated in ARS. Gross margin percentage decreased for the three months ended December 31, 2023, compared to the same period in 2022 as a result of the devaluation of the aforementioned receivable balances denominated in ARS, partially offset by the stronger parts sales. Gross margin percentage increased for the twelve months ended December 31, 2023, when compared to the twelve months ended December 31, 2022, as a result of the sale of the BOOM and finance lease contracts during the current year, partially offset by the devaluation of the aforementioned receivable balances denominated in ARS.

SG&A was lower during the three months ended December 31, 2023, compared to the same period in 2022, primarily due to one-time costs associated with the Transaction in 2022. SG&A was higher during the twelve months ended December 31, 2023, compared to 2022, as a result of additional costs required to support the acquired Exterran business, as well as restructuring, transaction, and integration costs.

Foreign exchange losses increased during the three and twelve months ended December 31, 2023, compared to the same period in 2022, primarily due to ongoing devaluation of the ARS. The Company also recognized losses from associated instruments of $17 million and $18 million during the three and twelve months ended December 31, 2023. The losses were partially offset by $4 million and $27 million of interest income earned on cash and cash equivalents held in Argentina for the three and twelve months ended December 31, 2023. The losses from associated instruments and interest income are not reflected in operating income.

LATAM recognized an $87 million goodwill impairment during the three months ended December 31, 2023. The impairment was largely driven by the ongoing devaluation of the ARS having an adverse affect on future cash flows, as well as the restrictions on repatriating cash held in Argentina. This impairment represents the entire balance of goodwill allocated to the segment.

Eastern Hemisphere Segment Results

($ thousands, except percentages)		Three months ended December 31,			Twelve months ended December 31,	
		2023	2022		**2023**	2022
ES bookings	$	**1,381**	$ 18,350	$	**105,963**	$ 24,511
ES backlog		**162,387**	378,894		**162,387**	378,894
Segment revenue	$	**186,919**	$ 173,022	$	**792,716**	$ 349,247
Intersegment revenue		**(3,807)**	(2,421)		**(9,760)**	(2,750)
Revenue	$	**183,112**	$ 170,601	$	**782,956**	$ 346,497
EI	$	**76,816**	$ 49,449	$	**270,894**	$ 109,464
AMS		**52,595**	39,915		**189,592**	107,270
ES		**53,701**	81,237		**322,470**	129,763
Gross margin		**29,661**	30,318		**137,080**	77,198
Gross margin before D&A		**52,578**	45,791		**223,757**	99,888
Gross margin %		**16.2%**	17.8%		**17.5%**	22.3%
Gross margin before D&A %		**28.7%**	26.8%		**28.6%**	28.8%
SG&A		**47,868**	46,390		**129,467**	74,001
Foreign exchange gain (loss)		**67**	489		**(137)**	(1,040)
Operating income (loss)		**(18,140)**	(16,561)		**7,476**	2,157
EBIT		**(22,172)**	(16,564)		**3,445**	2,154
EBITDA		**5,049**	4,304		**113,743**	32,124
Adjusted EBITDA		**34,983**	18,025		**175,033**	50,092
Revenue as a % of consolidated revenue		**23.4%**	24.7%		**24.8%**	19.5%

Bookings of $106 million in the twelve months ended December 31, 2023, increased significantly compared to the twelve months ended December 31, 2022, primarily as a result of an increased scope for an in-flight project acquired from Exterran. EH's backlog decreased in the current period primarily due to revenue outpacing new bookings and a natural gas infrastructure project that commenced operations in the first quarter of 2023. The project is being accounted for as a finance lease.

Revenue increased by $13 million and $436 million during the three and twelve months ended December 31, 2023, compared to the three and twelve months ended December 31, 2022. ES revenue was lower for the three months ended December 31, 2023, compared to the same period in 2022 as a result of the non-cash selling profit recognized from a natural gas infrastructure project which commenced operations in the fourth quarter of 2022 and did not repeat in 2023. ES revenue was higher for the twelve months ended December 31, 2023, as a result of a strong opening backlog. EI revenues increased primarily from the contribution of a full year of a previously disclosed natural gas infrastructure project and two BOOM treated water facilities that were brought to commercial operation in the fourth quarter of 2022 and the first quarter of 2023. AMS revenues increased from client maintenance activities and parts sales in all regions.

Gross margin for the three months ended December 31, 2023, was lower than the three months ended December 31, 2022, as a result of the non-cash selling profit recognized from a natural gas infrastructure project which commenced operations in the fourth quarter of 2022 and did not repeat in 2023, offset by increased revenue in EI and AMS. Gross margin for the twelve months ended December 31, 2023, was higher than in the twelve months ended December 31, 2022, primarily due to overall higher revenue from increased activity and higher margin ES projects being executed. Gross margin percentage for the three and twelve months ended December 31, 2023, decreased when compared to the same periods last year, due to lower margin projects in EI, delays of certain projects in ES, and fees incurred that are related to exiting certain countries.

SG&A was higher during the three and twelve months ended December 31, 2023, compared to the same periods in 2022 due to fees incurred that are related to exiting certain countries as the Company continues to optimize its portfolio strategy, additional costs required to support the acquired Exterran business, as well as restructuring, transaction, and integration costs.

Gross Margin by Product Line

Each of Enerflex's regional business segments oversees the execution of all three product lines described in "*The Company*" section of this MD&A: EI, AMS, and ES.

The Company considers its EI and AMS product lines to be recurring in nature, given that revenues are typically contracted and extend into the future. The Company aims to diversify and expand EI and AMS offerings, which the Company believes offer longer-term stability in earnings compared to ES revenues, which historically have been dependent on the cyclical demand for new compression, processing, and electric power equipment. While individual EI and AMS contracts are subject to cancellation or have varying lengths, the Company does not believe these characteristics preclude these product lines from being considered recurring in nature.

The components of each product line's gross margins are disclosed in the tables below.

				Three months ended December 31, 2023
($ thousands, except percentages)	Total	EI	AMS	ES
Revenue	$ 782,208	$ 208,593	$ 179,482	$ 394,133
Cost of goods sold:				
Operating expenses	565,786	104,158	139,373	322,255
Depreciation and amortization	53,340	39,201	2,294	11,845
Gross margin	$ 163,082	$ 65,234	$ 37,815	$ 60,033
Gross margin %	20.8%	31.3%	21.1%	15.2%

				Three months ended December 31, 2022
($ thousands, except percentages)	Total	EI	AMS	ES
Revenue	$ 689,839	$ 162,923	$ 145,526	$ 381,390
Cost of goods sold:				
Operating expenses	512,604	64,843	116,636	331,125
Depreciation and amortization	50,421	43,205	2,831	4,385
Gross margin	$ 126,814	$ 54,875	$ 26,059	$ 45,880
Gross margin %	18.4%	33.7%	17.9%	12.0%

				Twelve months ended December 31, 2023
($ thousands, except percentages)	Total	EI	AMS	ES
Revenue	$ 3,162,095	$ 777,702	$ 652,198	$ 1,732,195
Cost of goods sold:				
Operating expenses	2,339,078	361,719	516,171	1,461,188
Depreciation and amortization	205,871	173,608	11,038	21,225
Gross margin	$ 617,146	$ 242,375	$ 124,989	$ 249,782
Gross margin %	19.5%	31.2%	19.2%	14.4%

				Twelve months ended December 31, 2022
($ thousands, except percentages)	Total	EI	AMS	ES
Revenue	$ 1,777,798	$ 381,087	$ 443,660	$ 953,051
Cost of goods sold:				
Operating expenses	1,347,098	151,570	362,058	833,470
Depreciation and amortization	107,984	88,239	10,355	9,390
Gross margin	$ 322,716	$ 141,278	$ 71,247	$ 110,191
Gross margin %	18.2%	37.1%	16.1%	11.6%

Income Taxes

The Company reported an income tax expense of $26 million for the three months ended December 31, 2023, compared to an income tax expense of $10 million in the same period of 2022. The increase is the result of major asset dispositions that created significant taxable gains, utilization of tax losses in foreign jurisdictions, and an increase in the exchange effect of foreign assets. The Company reported an income tax expense of $42 million for the twelve months ended December 31, 2023, compared to an income tax expense of $21 million in the same period of 2022. The increase is primarily driven by contributions of having a full year of operations from the acquired Exterran business.

Legal Proceedings

On January 31, 2022, the Local Labor Board of the State of Tabasco in Mexico (the "Labor Board") awarded a former employee of Exterran MXN$2,152 million plus other benefits that could increase the award to MXN$2,431 million in connection with a dispute relating to the employee's severance pay following termination of their employment in 2015.

Enerflex believes the order of the Labor Board is in error and has no credible basis in law or fact. In 2017, the Labor Board ruled that the former employee was entitled to approximately MXN$1.4 million as severance based on an appellate court's determination that the employee's salary was approximately MXN$3,500 per day. However, the Labor Board's January, 2022, order significantly increased the amount the employee is owed, ignoring the actual salary that had been established by the appellate court and, instead, basing it on a salary that the former employee never actually received while working for Exterran.

Enerflex has appealed the decision, and the appeal is pending before the courts in Mexico. In the meantime, the Company is pursuing all other available avenues to preserve its rights, including rights under the USMCA investment treaty arguing that the conduct of the Labor Board in Mexico amounts to violations of protections available under the North American Free Trade Agreement.

The Company is involved in litigation and claims associated with normal operations against which certain provisions may be made in the Financial Statements. Management is of the opinion that any resulting settlement arising from the litigation would not materially affect the consolidated financial position, results of operations, or liquidity of the Company.

Enerflex Strategy

Enerflex's Vision of Transforming Energy for a Sustainable Future is supported by a long-term strategy that is founded upon the following key pillars: technical excellence in modularized energy solutions; profitable growth achieved through vertically integrated and geographically diverse product offerings; financial strength and discipline; and sustainable returns to shareholders. Through consistent execution of this strategy and regular evaluation of the Company's capital allocation priorities and decisions, Enerflex has managed a resilient business to create shareholder value over its 40-plus-year history.

Enerflex delivers energy infrastructure and energy transition solutions across the globe by leveraging its enhanced presence in growing natural gas markets. The Company's vertically integrated suite of product offerings includes processing, cryogenic, compression, electric power, low-carbon, and treated water solutions, spanning all phases of a project's lifecycle, from front-end engineering and design to after-market service. Enerflex has proven expertise in delivering low-carbon solutions, including carbon capture utilization and storage, electrification, RNG, and hydrogen solutions, and works closely with its client partners to help facilitate global decarbonization efforts.

Enerflex will continue to build an increasingly resilient and sustainable business through its EI and AMS product lines over the long term, stabilizing cash flows and reducing cyclicality in the business.

To support its overarching corporate strategy, Enerflex has developed region-specific strategies:

North America

In NAM, Enerflex provides natural gas solutions to support the development of upstream resources and the midstream infrastructure required to meet local demand. Enerflex benefits from a growing liquefied natural gas ("LNG") export industry in the USA and anticipates that a future LNG export industry in Canada will provide additional opportunities for the Company.

- **EI:** In the USA, Enerflex profitably invests in the organic expansion of its Contract Compression fleet by engineering, designing, fabricating, and operating compression units to clients on a contracted basis.
- **AMS:** Enerflex services a large installed base of compression solutions across key resource plays in the USA and Canada, and looks to secure long-term service and maintenance contracts with clients.
- **ES:** Enerflex engineers, designs, fabricates, and sells modularized processing, cryogenic, compression, electric power, and carbon capture solutions.

Latin America

In LATAM, Enerflex focuses primarily on long-term growth opportunities through energy infrastructure ownership.

- **EI:** Enerflex targets long-term BOOM solutions and other infrastructure leases of varying size and scope to support the Company's ongoing strategy to grow the recurring nature of its business.
- **AMS:** Leveraging its large EI and ES footprint, Enerflex continues to grow its after-market service capabilities.
- **ES:** Enerflex delivers electric power solutions to meet the rising need for reliable power, and engineers, designs, compression and processing solutions which require construction and installation support at site.

Eastern Hemisphere

Across the EH region, Enerflex focuses primarily on long-term growth opportunities through energy infrastructure ownership.

- **EI:** Enerflex targets long-term BOOM solutions and other infrastructure leases of varying size and scope to support the Company's ongoing strategy to grow the recurring nature of its business.
- **AMS:** Leveraging its large EI and ES footprint to grow its after-market service capabilities.
- **ES:** Enerflex delivers electric power solutions to meet the rising need for reliable power, and engineers, designs, and manufactures compression, processing and treated water solutions which require construction and installation support at site.

Outlook

Operating results in 2024 will be underpinned by the highly contracted EI product line and the recurring nature of AMS, which together are expected to account for 55 percent to 65 percent of the Company's gross margin before D&A.

Complementing Enerflex's recurring revenue businesses is the ES product line, which carried a backlog of approximately CAD$1.5 billion (US$1.1 billion) as at December 31, 2023, and is expected to benefit from increasing natural gas production in our core regions. The Company expects the majority of its backlog to convert into revenue over the next 12 months.

Enerflex is targeting a disciplined capital program in 2024, with total capital expenditures of US$90 million to US$110 million. This includes a total of approximately US$70 million for maintenance and PP&E capital expenditures. Investing to expand our EI business in 2024 is discretionary and will be allocated to clients supported opportunities that are expected to generate attractive returns and deliver value to Enerflex shareholders.

Enerflex will continue to focus on debt reduction and lowering net finance costs in 2024, which will improve the Company's ability to provide shareholder returns over the medium and long-term. The Company continues to evaluate its target long-term capital structure and capital allocation parameters and expect to provide more clarity in the coming months.

Long-term fundamentals for natural gas are robust, given its critical role in supporting global decarbonization efforts and future economic growth. Enerflex is poised for long-term growth as it continues to capitalize on the growing demand for low-carbon solutions, as well as its vertically integrated natural gas, treated water, and energy transition offerings.

Integration of Exterran Corporation

Enerflex is well advanced in the integration of Exterran, with the Company positioned to operate with increased scale and efficiency in 2024 and beyond. Since closing the Transaction, Enerflex has captured approximately US$62 million of annual run-rate synergies, exceeding the US$60 million of anticipated synergies within 18 months from Transaction close of October 13, 2022.

2023 Guidance

Enerflex met or exceeded all of its full-year 2023 financial guidance metrics, as last provided with our third quarter results.

(US$ millions, except ratios and percentages)	December 31, 2023	November 8, 2023[1]
Annual run-rate synergies[2]	62	60
Adjusted EBITDA[2,3]	380	380 – 420
Bank-adjusted net debt to EBITDA ratio[3,4]	2.3x	<2.5x
Capital expenditures and contract assets		
Maintenance capital expenditures	29	40 – 50
Contract assets related to the Cryogenic Facility[5]	29	40 – 50
PP&E and growth capital expenditures	77	80 – 90
Total	135	160 – 190
Other non-discretionary expenditures[6]	179	180 – 210

[1] Refer to the November 8, 2023 news release entitled "Enerflex Ltd. Reports Third Quarter 2023 Financial and Operational Results".
[2] Synergy capture is subject to timing considerations of being realized within 12 to 18 months of Transaction close.
[3] Non-IFRS measure that is not a standardized financial measure under IFRS and may not be comparable to similar non-IFRS measures disclosed by other issuers. Refer to "Forward-Looking Statements" of this MD&A.
[4] Calculated in accordance with the Company's debt covenants to a maximum of 4.0:1.
[5] Formerly referred to as work-in-progress in the Company's financial guidance. The Cryogenic Facility is being accounted for as a sale within the ES product line and presented as a contract asset on Enerflex's consolidated statements of financial position.
[6] Includes net working capital, finance costs, cash income taxes, and dividends.

Energy Transition

As the transition to a lower-carbon economy unfolds, Enerflex is collaborating with client partners to advance projects that decarbonize and electrify operations and support infrastructure for RNG, biofuels, and hydrogen solutions. In the USA, the Inflation Reduction Act has accelerated the development of numerous carbon capture projects, growing the future opportunity set for Enerflex given its expertise in delivering modularized engineered-to-order process solutions. Enerflex has also engaged in several projects to engineer, design, and manufacture carbon capture and other low-carbon applications, including piloting activities to accelerate the identification and implementation of best-in-class solutions.

Enerflex has observed that the pace of the market's transition to a lower-carbon economy is not as rapid as initially expected which could be influenced by the prevailing trend of gas prices and the market's perception of carbon-based energy. Enerflex will continue to evaluate and identify paths that will facilitate involvement in developing and growing markets expected to impact the energy transition landscape over the next several decades.

Outlook by Segment

North America

Capital discipline continues to be at the forefront for North American upstream exploration and production companies. In the USA, Enerflex continues to observe strong demand for its products and services in the liquids-weighted Permian Basin. Enerflex anticipates that utilization rates for its contract compression fleet will remain elevated, demand for the Cryogenic product line will be strong, and sold margins on new ES bookings will remain healthy. Additionally, the Company expects increased AMS-related activities across the region will continue through 2024, including parts sales, overhauls, and retrofitting activities. However, Enerflex continues to monitor the impact on client activity levels as a result of weak near-term natural gas prices. In Canada, Enerflex's market outlook is constructive, driven by the continued development of key resource plays and the potential for increasing activity to support LNG exports.

Latin America

With its expanded EI platform, Enerflex generates predictable recurring revenues in LATAM and will continue to manage regional geopolitical risks. Over time, the Company plans to increase its Contract Compression fleet utilization by re-contracting and redeploying idle fleet to meet rising local demand since many nations throughout the region have indicated a growing need for reliable and sustainable energy supply and a desire to reduce their overall dependency on imported natural gas. Enerflex's presence and product offering is aligned with market drivers and the overall Company strategy.

Eastern Hemisphere

Enerflex's near-term focus in Europe, Africa, and the Middle East is strong operational execution, delivering cost improvements within existing operations, and safely advancing the cryogenic facility project. The Company also continues to explore new markets and opportunities requiring modular solutions to bolster cash flows in the region. Over the long term, Enerflex expects ongoing demand for larger-scale energy infrastructure assets and ITK projects.

In Asia Pacific, a strong LNG export market, and recent legislation surrounding emissions-reduction targets in Australia, are expected to strengthen the demand for natural gas and energy transition solutions in the region.

Definitions

Enerflex measures its financial performance using several key financial performance indicators, some of which do not have standardized meanings as prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Refer to the Non-IFRS Measures section of this MD&A.

Engineered Systems Bookings and Backlog

Bookings and backlog are monitored by Enerflex as an indicator of future revenue and business activity levels for the ES product line. Bookings are recorded in the period when a firm commitment or order is received from clients. Bookings increase backlog in the period they are received. Revenue recognized on ES products decreases backlog in the period the revenue is recognized. Accordingly, backlog is an indication of revenue to be recognized in future periods using percentage-of-completion accounting. Revenue from contracts that have been classified as finance leases for newly built equipment is recorded as ES bookings. The full amount of revenue is removed from backlog at the commencement of the lease.

Recurring Revenue

Recurring revenue is defined as revenue from the EI and AMS product lines, as well as the impact of finance leases where Enerflex is the lessor by removing margin recognized on commencement and the non-cash interest income earned, and adding the cash received from the client. These revenue streams are typically contracted and extend into the future, rather than only being recognized as a single transaction. EI revenues relate to compression, processing, treated water, and electric power equipment. AMS revenues are derived from the ongoing maintenance of equipment that produces gas over the life of a field. Conversely, revenue from the Company's ES product line are for the manufacturing and delivery of equipment and are non-recurring once the goods are delivered. While the contracts are subject to cancellation or have varying lengths, the Company does not believe that these characteristics preclude them from being considered recurring in nature.

Operating Income

Operating income assists the reader in understanding the net contributions made from the Company's core businesses after considering SG&A and foreign exchange gains or losses. Each operating segment assumes responsibility for its operating results as measured by, amongst other factors, operating income, which is defined as income before income taxes, interest (or finance) costs (net of interest income), equity earnings or loss, gain or loss on sale of assets, and gain or loss on investments. Financing and related charges are not attributable to business segments on a meaningful basis. Business segments and income tax jurisdictions are not synonymous, and it is believed that the allocation of income taxes distorts the historical comparability of the operating performance of business segments.

EBIT

EBIT provides the results generated by the Company's primary business activities prior to consideration of how those activities are financed or taxed in the various jurisdictions in which the Company operates.

EBITDA

EBITDA provides the results generated by the Company's primary business activities prior to consideration of how those activities are financed, how its assets are amortized, or how the results are taxed in various jurisdictions.

Net Debt to EBITDA

Net debt is defined as short- and long-term debt less cash and cash equivalents at the end of the period which is then divided by EBITDA for the trailing 12 months.

ROCE

ROCE is a measure to analyze operating performance and efficiency of the Company's capital allocation process. The ratio is calculated by taking EBIT for the 12-month trailing period divided by capital employed. Capital employed is debt and equity less cash for the trailing four quarters.

Non–IFRS Measures

Enerflex measures its financial performance using several key financial performance indicators, some of which do not have standardized meanings as prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. These non–IFRS measures are also used by Management in its assessment of relative investments in operations and include ES bookings and backlog, recurring revenue, EBITDA, net debt to EBITDA ratio, bank–adjusted net debt to EBITDA ratio, gross margin before D&A, ROCE, and free cash flow and should not be considered as an alternative to net earnings or any other measure of performance under IFRS. The reconciliation of these non–IFRS measures to the most directly comparable IFRS measure is provided below where appropriate. ES bookings and backlog do not have a directly comparable IFRS measure.

($ thousands)	Three months ended December 31, 2023	2022	Twelve months ended December 31, 2023	2022
EBIT, EBITDA and Adjusted EBITDA				
EBIT	$ **(67,959)**	$ (44,747)	$ **57,864**	$ (40,810)
EBITDA	**2,382**	17,897	**325,383**	87,477
Adjusted EBITDA[1]	**125,961**	86,143	**512,650**	223,601
Recurring Revenue				
EI	$ **208,593**	$ 162,923	$ **777,702**	$ 381,087
AMS	**179,482**	145,526	**652,198**	443,660
Impact of finance leases	**12,542**	11,036	**49,416**	18,939
Total recurring revenue	$ **400,617**	$ 319,485	$ **1,479,316**	$ 843,686
% of total revenue	**51.2%**	46.3%	**46.8%**	47.5%
ROCE				
Trailing 12–month EBIT	$ **57,864**	$ (40,810)	$ **57,864**	$ (40,810)
Capital employed – beginning of period				
Net debt[2]	$ **1,239,997**	$ 169,626	$ **1,136,549**	$ 158,664
Shareholders' equity	**1,546,975**	1,419,844	**1,542,908**	1,353,754
	$ **2,786,972**	$ 1,589,470	$ **2,679,457**	$ 1,512,418
Capital employed – end of period				
Net debt[2]	$ **1,088,829**	$ 1,136,549	$ **1,088,829**	$ 1,136,549
Shareholders' equity	**1,394,022**	1,542,908	**1,394,022**	1,542,908
	$ **2,482,851**	$ 2,679,457	$ **2,482,851**	$ 2,679,457
Average capital employed[3]	$ **2,694,110**	$ 1,848,678	$ **2,694,110**	$ 1,848,678
ROCE	**2.1%**	(2.2)%	**2.1%**	(2.2)%

[1] Refer to the "Adjusted EBITDA" section of this MD&A.
[2] Net debt is defined as short– and long–term debt less cash and cash equivalents.
[3] Based on a trailing four–quarter average.

Gross Margin before D&A

The Company defines gross margin before D&A as gross margin excluding the impact of depreciation and amortization. The historical costs of assets may differ if they were acquired through acquisition or constructed, resulting in differing depreciation. Gross margin before D&A is useful to present operating performance of the business before the impact of depreciation and amortization that may not be comparable across assets.

Bank–Adjusted Net Debt to EBITDA Ratio

The Company defines net debt as short– and long–term debt less cash and cash equivalents at period end, which is then divided by EBITDA for the trailing 12 months. In assessing whether the Company is compliant with the financial covenants related to its debt instruments, certain adjustments are made to net debt and EBITDA to determine Enerflex's bank–adjusted net debt to EBITDA ratio. These adjustments and Enerflex's bank–adjusted net debt to EBITDA ratio are calculated in accordance with, and derived from, the Company's financing agreements.

Free Cash Flow

The Company has introduced a new key performance indicator for free cash flow. Free cash flow may not be comparable to similar measures presented by other companies as it does not have a standardized meaning under IFRS. Management has adopted this non–IFRS measure to help users of the financial statements assess the level of free cash generated to fund other non–operating activities.

The Company defines free cash flow as cash provided by (used in) operating activities, less maintenance capital expenditures, mandatory debt repayments, lease payments and dividends paid, with proceeds on disposals of PP&E and EI assets added back. The following table reconciles free cash flow to the most directly comparable IFRS measure, cash provided by (used in) operating activities:

($ thousands)	Three months ended December 31, 2023		2022	Twelve months ended December 31, 2023		2022
Cash flow from operating activities before changes in working capital and other	$ 65,024	$	(1,336)	$ 259,584	$	91,086
Net change in working capital and other	143,955		(14,994)	13,727		(71,318)
Cash provided by (used in) operating activities	$ 208,979	$	(16,330)	$ 273,311	$	19,768
Less:						
Maintenance capital and PP&E expenditures	(17,587)		(22,801)	(60,336)		(38,416)
Mandatory debt repayments	(13,226)		–	(26,746)		–
Lease payments	(3,935)		(4,801)	(20,422)		(15,758)
Dividends	(3,097)		(2,243)	(12,378)		(8,969)
Add:						
Proceeds on disposals of PP&E and EI assets	14,243		2,924	39,850		16,323
Free cash flow	$ 185,377	$	(43,251)	$ 193,279	$	(27,052)

The Company experienced positive movements in working capital during the three months ended December 31, 2023. This positive working capital change is primarily attributable to significant cash collections that impacted accounts receivable, contract assets and deferred revenues; use of inventories; and the sale of an asset that was accounted for as a finance lease. While the Company has been able to efficiently manage its working capital globally, it does not expect the magnitude of the recovery realized to be repeated.

The free cash flow for the three months ended December 31, 2023, does not include the impact of $34 million of unrealized foreign exchange losses on cash, and $18 million of unrealized losses on short–term investments. While the Company does not experience an outflow of cash associated with these unrealized losses on cash or short–term investments, these unrealized losses impact the cash available to fund other non–operating activities.

Liquidity

The Company expects that cash flows from operations in 2023, together with cash and cash equivalents on hand and currently available credit facilities, will be sufficient to fund its requirements for investments in working capital and capital assets.

($ thousands)	December 31, 2023
Cash and cash equivalents	$ 126,089
Short-term investments	14,425
Total Revolving Credit Facility (US$700,000)	925,820
Less:	
Drawings on Revolving Credit Facility	314,705
Letters of Credit[1]	137,982
Available for future drawings	$ 613,647

[1] This represents the letters of credit that the Company has funded with the Revolving Credit Facility. Additional letters of credit of $48 million (US$36 million) are funded from the US$70 million LC Facility. Refer to Note 20 "Long-Term Debt" of the Financial Statements for more information.

The Company continues to meet the covenant requirements of its funded debt, including the three year secured revolving credit facility ("Revolving Credit Facility"), the three year secured term loan ("Term Loan") and senior secured notes (the "Notes"), with the senior secured net funded debt, which is comprised of the Revolving Credit Facility and the Term Loan, to EBITDA ratio of 0.7:1, compared to a maximum ratio of 2.5:1, and a bank-adjusted net debt to EBITDA ratio of 2.3:1, compared to a maximum ratio of 4.0:1. The Company exited the year with an interest coverage ratio of 4.2:1 compared to a minimum ratio of 2.5:1. The interest coverage ratio is calculated by dividing the trailing 12-month EBITDA, as defined by the Company's lenders, by interest expense over the same timeframe.

Summarized Statements of Cash Flow

($ thousands)	Three months ended December 31, 2023	Three months ended December 31, 2022	Twelve months ended December 31, 2023	Twelve months ended December 31, 2022
Cash and cash equivalents, beginning of period	$ 163,429	$ 198,787	$ 253,776	$ 172,758
Cash provided by (used in):				
Operating activities	208,979	(16,330)	273,311	19,768
Investing activities	(37,750)	54,184	(158,888)	43,248
Financing activities	(174,218)	20,730	(200,494)	11,854
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(34,351)	(3,595)	(41,616)	6,148
Cash and cash equivalents, end of period	$ 126,089	$ 253,776	$ 126,089	$ 253,776

Operating Activities

For the three and twelve months ended December 31, 2023, cash provided by operating activities was higher than the comparative periods, primarily driven by lower net loss when removing the non-cash impact of the goodwill impairment, and the net changes in working capital. Movements in the net change in working capital are explained in the "Financial Position" section of this MD&A.

Investing Activities

Cash used in investing activities for the three months ended December 31, 2023, was lower than the cash provided by investing activities in the same period last year, primarily due to the cash acquired from the Transaction, and reduced additions to PP&E and EI assets during the current period, partially offset by the purchase of short-term investments. Cash used in investing activities for the twelve months ended December 31, 2023, is higher than the cash provided by investing activities in the twelve months ended December 31, 2022, due to the capital spending on the two BOOM water projects that slipped into 2023, and the purchase of short-term investments, partially offset by the cash acquired from the Transaction.

Financing Activities

Cash used in financing activities increased during the three and twelve months ended December 31, 2023, compared to the cash provided by financing activities for the three and twelve months ended December 31, 2022, primarily due to repayments on the Term Loan and the net repayment on the Revolving Credit Facility, partially offset by net debt obtained as a result of the Transaction used to extinguish the assumed debt, and the related deferred transaction costs incurred to obtain the new debt.

Capital Expenditures and Expenditures for Finance Leases

Enerflex distinguishes capital expenditures invested in EI assets as either maintenance or growth. Maintenance expenditures are necessary costs to continue utilizing existing EI assets, while growth expenditures are intended to expand the Company's EI fleet. The Company may also incur costs related to the construction of EI assets determined to be finance leases. These costs are accounted for as work-in-progress ("WIP") related to finance leases, and once the project is completed and enters service, it is reclassified to COGS.

During the three months ended December 31, 2023, Enerflex invested $24 million in capital expenditures, including maintenance of the Company's global EI fleet, as well as small-scale investments to expand the fleet across all regions. During the twelve months ended December 31, 2023, Enerflex invested $143 million in capital expenditures, primarily for the completion of two large BOOM treated water facilities in the Middle East.

Capital expenditures and expenditures for finance leases are shown in the table below:

($ thousands)	Three months ended December 31,		Twelve months ended December 31,	
	2023	2022	**2023**	2022
Maintenance and PP&E	$ **17,587**	$ 22,801	$ **60,336**	$ 38,416
Growth	**6,085**	46,821	**82,642**	77,424
Total capital expenditures	**23,672**	69,622	**142,978**	115,840
Expenditures for finance leases	**–**	14,526	**4,730**	74,543
Total capital expenditures and expenditures for finance leases	$ **23,672**	$ 84,148	$ **147,708**	$ 190,383

Financial Position

The following table outlines significant changes in the consolidated statements of financial position as at December 31, 2023, compared to December 31, 2022:

($ millions)	Increase (Decrease)	Explanation
Current assets	(16)	Decrease in current assets is due to lower cash and cash equivalents, and the WIP related to finance leases transferred to COGS upon commencement of Enerflex's natural gas infrastructure project in the Middle East, partially offset by increases in accounts receivable, contract assets, inventories, short-term investments, assets held for sale, and prepayments.
Property, plant and equipment	(16)	Decrease in PP&E is primarily due to depreciation and disposals, offset by investments.
Energy infrastructure assets	(94)	Decrease in EI assets is primarily due to depreciation, foreign exchange impacts, and disposals, offset by organic investments in the Company's EI fleet.
Contract assets	(44)	Decrease in long-term contract assets is due to a large project in the Middle East that will commence operations in 2024 whereby the Company will begin invoicing the client. The amount expected to be invoiced was reclassified to the current contract assets.
Finance leases receivable	(22)	Decrease in the long-term portion of finance leases receivable is due to billings and payments from clients, and disposition of a finance lease receivable, partially offset by the recognition of a 10-year natural gas infrastructure project that commenced operations during the first quarter of 2023.
Intangibles	(30)	Decrease in intangibles is primarily due to amortization and foreign exchange impacts.
Goodwill	(103)	Decrease in goodwill is due to the impairment in LATAM which arose from the ongoing devaluation of the ARS, and the restrictions on repatriating cash held in Argentina; and the impact of foreign exchange.
Other assets	(31)	Decrease in other assets is primarily due to the preferred shares that the Company previously held which were redeemed during the year, and a portion of deferred costs reclassified to other current assets.
Current liabilities	11	Increase in current liabilities is primarily due to movements in deferred revenues, and the current portion of long-term debt and lease liabilities, partially offset by a decrease in accounts payable and accrued liabilities and provisions.
Long-term debt	(201)	Decrease in long-term debt is primarily due to the net repayment on the three-year Term Loan and the Revolving Credit Facility.
Total shareholders' equity	(149)	Decrease in total shareholders' equity is due to the net loss, unrealized losses on the translation of foreign operations, and dividends, offset by the impact of stock options.

Quarterly Summary

Three months ended ($ thousands, except per share amounts)		Revenue[1]		Net earnings (loss)[2,3]		Earnings (loss) per share – basic		Earnings (loss) per share – diluted
December 31, 2023	**$**	**782,208**	**$**	**(127,339)**	**$**	**(1.03)**	**$**	**(1.03)**
September 30, 2023		778,173		5,714		0.05		0.05
June 30, 2023		776,670		(2,823)		(0.02)		(0.02)
March 31, 2023		825,044		13,524		0.11		0.11
December 31, 2022		689,839		(81,118)		(0.68)		(0.68)
September 30, 2022		392,813		(32,808)		(0.37)		(0.37)
June 30, 2022		372,077		13,352		0.15		0.15
March 31, 2022		323,069		(369)		(0.00)		(0.00)

[1] The significant increase in revenue from September 30, 2022 to December 31, 2022 is due to the contribution from the acquired Exterran business. When looking at the comparative reported revenue on a quarter-over-quarter basis from 2022 to 2023, the increase is due to the contribution from the acquired Exterran business.
[2] The following summarizes select changes in net earnings (loss):
    i) During the three months ended September 30, 2022, the Company reported a $48 million non-cash goodwill impairment in the Canada segment
    ii) During the three months ended December 31, 2022, the Company's net loss was primarily due to the contribution from the acquired Exterran business and the significantly higher SG&A related to one-time Transaction costs and foreign exchange losses due to the ongoing devaluation of the ARS.
    iii) During the three months ended December 31, 2023, the Company reported a $87 million non-cash goodwill impairment in the LATAM segment and foreign exchange losses due to the ongoing devaluation of the ARS.
[3] Net earnings (loss) for all periods in the table above is the same as net earnings (loss) from continuing operations.

Selected Annual Information

Twelve months ended ($ thousands, except per share amounts)		2023		2022		2021
Revenue[1]	**$**	**3,162,095**	$	1,777,798	$	960,156
Net loss[2]		**(110,924)**		(100,943)		(18,455)
Loss per share – basic		**(0.90)**		(1.04)		(0.21)
Loss per share – diluted		**(0.90)**		(1.04)		(0.21)
Total assets[3]		**3,911,980**		4,258,068		2,191,442
Total non-current financial liabilities[4]		**1,162,014**		1,363,237		331,422
Cash dividends declared per share		**0.100**		0.100		0.085

[1] The increases in revenue year-over-year from 2021 to 2022 and from 2022 to 2023 are due to the contribution from the acquired Exterran business.
[2] Net loss for all periods in the table above is the same as net loss from continuing operations.
[3] The increase in total assets from December 31, 2021 to December 31, 2022 is due to the assets acquired from Exterran.
[4] The increase in total non-current financial liabilities from December 31, 2021 to December 31, 2022 is due to the debt issued to complete the Transaction.

Risk Factors

An investment in common shares in the capital of Enerflex ("Common Shares") involves a number of risks. There are general risks associated with all business; industry specific risks inherent in Enerflex's operations; and risks specific to Enerflex. This section describes the risks that Enerflex believes are most material to its business and operations. The risks identified in this MD&A are not a complete list of all the risks and potential risks applicable to Enerflex. Additional risks may arise as Enerflex's business evolves. Risks currently perceived as immaterial may become material. While the Company has extensive policies and procedures in place to limit, manage and mitigate risks, including the Company's enterprise risk management program, there is no assurance that Enerflex will be successful in preventing or minimizing the harm and potential harm that the following risks present.

General Business Risks

The business in which Enerflex operates is highly competitive

The business in which Enerflex operates is highly competitive with low barriers to entry for natural gas processing and compression services, contract compression, the processing and compression fabrication business, and the produced water business. Several companies target the same client partners as Enerflex in markets where margins can be low and contract negotiations can be challenging. Enerflex has several competitors in all aspects of its business, both domestically and abroad. Some of these competitors, particularly in the Energy Infrastructure and Engineered Systems product lines, are large, multi-national companies who may be able to adapt more quickly to technological changes within the industry or changes in economic and market conditions, more readily take advantage of acquisitions and other opportunities, and adopt more aggressive pricing policies. In addition, the Company could face significant competition from new entrants. Some of Enerflex's existing competitors or new entrants may expand or fabricate new equipment that would create additional competition for the products, equipment, or services that Enerflex offers to clients. Further, the Company may not be able to take advantage of certain opportunities or make certain investments because of capital constraints, debt levels, and other obligations.

Any of these competitive pressures could have a material adverse effect on the Company's business, financial condition, and results of operations. See "*Competitive Conditions*" of the Company's AIF.

Enerflex's liabilities are subject to fluctuations in interest rates

The Company's liabilities include long-term debt that may be subject to fluctuations in interest rates. The Company's 9.0 percent Notes outstanding at December 31, 2023, are at fixed interest rates and therefore will not be impacted by fluctuations in market interest rates. The Company's Revolving Credit Facility and Term Loan, however, are subject to changes in market interest rates. As at December 31, 2023, the Company had $487 million of indebtedness that is effectively subject to floating interest rates. Changes in economic conditions outside of Enerflex's control could result in higher interest rates, thereby increasing Enerflex's interest expense which may have a material adverse impact on Enerflex's financial results, financial condition, or ability to declare and pay dividends.

For each one percent change in the rate of interest on the Revolving Credit Facility and Term Loan, the change in interest expense for the twelve months ended December 31, 2023, would be approximately $3 million. All interest charges are recorded in finance costs on the consolidated statements of earnings. Any increase in market interest rates could have a material adverse impact on the Company's financial results, financial condition, or ability to declare and pay dividends. See "*Dividends – Restrictions on Paying Dividends*" of the Company's AIF.

Gross margin and the profitability of Enerflex is subject to inflationary pressures

Strong economic conditions and competition for available personnel, materials, and major components may result in significant increases in the cost of obtaining such resources. To the greatest extent possible, Enerflex passes such cost increases on to its clients and attempts to reduce these pressures through proactive supply chain and human resource practices. Should these efforts not be successful, the gross margin and profitability of Enerflex could be adversely affected.

Enerflex is susceptible to health and safety risks throughout its operations

Enerflex's business is susceptible to health and safety risks inherent in manufacturing, construction, and operations. These risks include but are not limited to: explosions caused by natural gas leaks; fires; malfunctioning or improperly used tools and equipment; and vehicle collisions and other transportation incidents. Safety is a key factor that clients consider when selecting a service provider. A decline in the Company's safety performance could result in lower demand for services, which could have a material adverse effect on Enerflex's business, financial condition, and results of operations.

Failure to mitigate, prevent, or appropriately respond to a safety or health incident could result in injuries or fatalities among employees, contractors, visitors, or residents in communities near Company operations. Such incidents may lead to liabilities arising out of personal injuries or death, property damage, operational interruptions, and shutdown or abandonment of affected facilities, including government-imposed orders to remedy unsafe conditions or circumstances, penalties associated with the contravention of applicable health and safety legislation, and potential civil liability. Preventing or responding to accidents could require Enerflex to expend significant time and effort, as well as financial resources to remediate safety issues, compensate injured parties, and repair damaged facilities. Any of the foregoing could have an adverse impact on the Company's operations, financial results, and reputation which could result in increased costs associated with Enerflex's business.

Information technology and information security is of critical importance to Enerflex

The Company is dependent upon the availability, capacity, reliability, and security of information technology infrastructure and the Company's ability to expand and continually update this infrastructure, to conduct daily operations. Information technology assets and protocols become increasingly important to Enerflex as it continues to expand internationally, provide information technology access to global personnel, develop web-based applications, to monitor products, and improve its business software applications. If any such programs or systems were to fail or create erroneous information in the Company's hardware or software network infrastructure, it could have a material adverse effect on the Company's business activities and reputation.

Enerflex may be threatened by or subjected to cyberattack risks such as cyber-fraud, viruses, malware infections, or social engineering activities like phishing and employee impersonation, which may result in adverse outcomes including, but not limited to, the exposure of sensitive data, disruption of operations, and diminished operating results. In recent years, cyberattacks have become more prevalent and much harder to detect and defend against. These threats may arise from a variety of sources, all ranging in sophistication from an individual hacker to alleged state-sponsored attacks. A cyberattack may be generic, or it may be custom crafted to target the specific information technology used by Enerflex. The occurrence of any such cyberattacks could adversely affect the Company's financial condition, operating results, and reputation.

The Company may be targeted by parties using fraudulent spoof and phishing emails to misappropriate Enerflex information, or the information of clients and suppliers, or to introduce viruses or other malware through "trojan horse" programs into computer networks of the Company, its clients, or suppliers. These phishing emails may appear upon a cursory review to be legitimate emails sent by an employee or representative of Enerflex, its clients, or suppliers. If a member of Enerflex or a member of one of its clients or suppliers fails to recognize that a phishing email has been sent or received and responds to or forwards the phishing email, the attack could corrupt the computer networks and/or access confidential information of Enerflex, its clients, employees, and/or suppliers, including passwords, through email or downloaded malware. In addition to spoof and phishing emails, network and storage applications may be subject to unauthorized access by hackers or breached due to operator error, malfeasance, or other system disruptions. It is often difficult to anticipate or immediately detect such incidents and the damage caused by them.

Security measures, such as incident monitoring, vulnerability testing, tabletop exercises, response planning, and employee education and training have been implemented to protect the Company's information security and network infrastructure. However, the Company's mitigation measures cannot provide absolute security, and the information technology infrastructure may be vulnerable to criminal cyberattacks or data security incidents due to employee or client error, malfeasance, or other vulnerabilities. Additionally, Enerflex is reliant on third-party service providers for certain information technology applications. While the Company conducts due-diligence and believes that these third-party service providers have adequate security measures, there can be no assurance that these security measures will prevent any cyber events or computer viruses from impacting the applications upon which Enerflex relies.

If Enerflex's information technology systems were to fail and the Company was unable to recover in a timely way, the Company might be unable to fulfill critical business functions, which could damage the Company's reputation and have a material adverse effect on the business, financial condition, and results of operations. A breach of Enerflex's information security measures or controls could result in losses of material or confidential information, reputational consequences, financial damages, breaches of privacy laws, damage to assets, safety issues, operational downtime or delays, and revenue losses. The significance of any such event is difficult to quantify but may in certain circumstances be material to the Company and could have adverse effects on the Company's business, financial condition, and results of operations.

The nature of Enerflex's operations brings inherent litigation risk and liability claims

The Company's operations entail inherent risks, including but not limited to equipment defects, malfunctions and failures, and natural disasters that could result in uncontrollable flows of natural gas, untreated water or well fluids, fires, and explosions. Some of the Company's products are used in hazardous applications where an accident or a failure of a product could cause personal injury or loss of life, or damage to property, equipment, or the environment, as well as the suspension of the end–user's operations. The Company seeks to mitigate its exposure to these risks through various means including contracting strategies, however, if the Company's products were to be involved in any of these incidents, the Company could face litigation and may be held liable for those losses.

In the normal course of Enerflex's operations, the Company may become involved in, named as a party to, or be the subject of various legal proceedings, including regulatory proceedings, tax proceedings, and legal actions related to contract disputes, property damage, environmental matters, employment matters, and personal injury. The Company may not be able to adequately protect itself contractually and insurance coverage may not be available or adequate in risk coverage or policy limits to cover all losses or liabilities that it may incur. Moreover, the Company may not be able to maintain insurance in the future at levels of risk coverage or policy limits that management deems adequate. Any claims made under the Company's policies may cause its premiums to increase. Any future damages deemed to be caused by the Company's products or services that are not covered by insurance, or that are in excess of policy limits or subject to substantial deductibles, could have a material adverse effect on the Company's projections, business, results of operations, and financial condition.

Defense and settlement costs associated with lawsuits and claims can be substantial, even with respect to lawsuits and claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any legal proceeding could have an adverse effect on Enerflex's operating results or financial performance.

The ability of Enerflex to access capital on reasonable terms, if at all, may impact its business

Enerflex relies on its cash, as well as the credit and capital markets, to provide some of the capital required to continue operations. Significant instability or disruptions to the capital markets, including the credit markets, may impact the Company's ability to access capital on reasonable commercial terms, if at all, and this in turn may result in adverse consequences including: making it more difficult to satisfy contractual obligations; increasing vulnerability to general adverse economic conditions and industry conditions; limiting the ability to fund future working capital, capital expenditures, or acquisitions; limiting the ability to refinance debt in the future or borrow additional funds to fund ongoing operations; and paying future dividends to shareholders.

The Company's Revolving Credit Facility also contains a number of covenants and restrictions which Enerflex, and its subsidiaries, must comply with including, but not limited to, use of proceeds, limitations on the ability to incur additional indebtedness, transactions with affiliates, mergers and acquisitions, and the Company's ability to sell assets. The Company's ability to comply with these covenants and restrictions may be affected by events beyond its control, including prevailing economic, financial, and industry conditions. If market or other economic conditions deteriorate, the Company's ability to comply with these covenants may be impaired. Failure to meet any of these covenants, financial ratios, or financial tests could result in events of default which require the Company to repay its indebtedness and could impair the Company's ability to access the capital markets for financing. While Enerflex is currently in compliance with all covenants, financial ratios, and financial tests, there can be no assurance that it will be able to comply with these covenants, financial ratios, and financial tests in future periods. These events could restrict the Company's and other guarantors' ability to fund its operations, meet its obligations associated with financial liabilities, or declare and pay dividends. See "*Dividends – Restrictions on Paying Dividends*" of the Company's AIF.

Public health crises may impact Enerflex's business

The Company's business, operations, and financial condition could be materially adversely affected by the outbreak of epidemics, pandemics, or other health crises. Such public health crises may adversely affect Enerflex, causing a slowdown or temporary suspension of Enerflex's operations in geographic locations impacted by an outbreak, including due to: reduced global economic activity and a corresponding decrease in demand for oil and natural gas, which could result in producers being forced to shut-in production and serve to lower demand for the Company's products and services; impaired supply chain as a result of mass quarantines, lockdowns, or border closures, thereby limiting the supply and increasing the cost of goods and services used in Enerflex's operations; and restricted workforce as a result of quarantines and health impacts, rendering employees unable to work or travel.

Enerflex continues to adhere to all public health orders and governmental guidance and maintains communication with suppliers, clients, stakeholders, and other business partners to identify and monitor potential risks to Enerflex's ongoing operations. Any outbreak of epidemics, pandemics, or other health crises could materially and adversely impact the Company's business, operations, financial condition, and cash flows.

Industry Specific Risks

Energy prices, industry conditions, and the cyclical nature of the energy industry

The industry in which Enerflex operates is highly reliant on the levels of capital expenditures made by oil and gas producers and explorers. The capital expenditures of these companies, along with those midstream companies who service these oil and gas explorers and producers, impact the demand for Enerflex's equipment and services. Capital expenditure decisions are based on various factors, including but not limited to: demand for hydrocarbons and prices of related products; exploration and development prospects in various jurisdictions; reserve production levels; oil and natural gas prices; regulatory compliance; and access to capital, none of which can be accurately predicted. Any downturn in commodity prices may lead to reduced levels of capital expenditures, which may negatively impact the demand for the products and services that Enerflex offers. Even the perception of lower oil or gas prices over the long term can result in a decision to cancel or postpone exploration and production capital expenditures, which may lead to reduced demand for products and services offered by Enerflex. If economic conditions or international markets decline unexpectedly and oil and gas producing clients decide to cancel or postpone major capital expenditures, the Company's business may be adversely impacted.

The supply and demand for oil and gas is influenced by a number of factors, including political, economic, or military circumstances throughout the energy producing regions of the world. This has been highlighted with the Russian invasion of Ukraine which has had significant impacts on supply resulting in significant and rapid commodity price increases. The impact to the Enerflex business is difficult to predict and depends on many factors that are evolving and not within the control of Enerflex and such impact could have a material adverse effect on the Company's business, financial condition, and results of operations.

Enerflex's operations are subject to foreign exchange risk

A significant percentage of Enerflex's revenues and expenses are denominated in currencies other than Canadian dollars. The Company identifies and hedges significant transactional currency risks, and its hedging policy remains unchanged in the current year. Further information on Enerflex's hedging activities is provided in Note 30 "Financial Instruments" in the Financial Statements.

Transaction Exposure – the Company sources the majority of its products and major components for its Canadian operations from the USA. Consequently, reported costs of inventory and the transaction prices charged to clients for equipment and parts are affected by the relative strength of the Canadian dollar. The Company also sells compression and processing packages in foreign currencies, primarily the US dollar. Most of Enerflex's international orders are manufactured in the USA where the contracts are primarily denominated in US dollars. This minimizes the Company's foreign currency exposure on these contracts.

The Company remains exposed to foreign exchange risk in light of the recent and ongoing devaluation of the Argentine peso. To mitigate this risk, Management has invested funds in country to earn interest income thereby partially offsetting the devaluation and continues to explore opportunities to further minimize the impacts of future devaluation.

The Company has implemented a hedging policy, applicable primarily to the Canadian operations, with the objective of securing the margins earned on awarded contracts denominated in currencies other than Canadian dollars. In addition, the Company may hedge input costs that are paid in a currency other than the home currency of the subsidiary executing the contract. The Company utilizes a combination of foreign denominated debt and currency forward contracts to meet its hedging objectives.

Translation Exposure – the Company's earnings from and net investment in foreign subsidiaries are exposed to fluctuations in exchange rates. The Company is also exposed to the translation risk of monetary items in their local currency to their functional currency. The currencies with the most significant impact are the US dollar, Australian dollar, and Brazilian real.

Assets and liabilities of foreign subsidiaries are translated into Canadian dollars using the exchange rates in effect at the balance sheet dates. Unrealized translation gains and losses are deferred and included in accumulated other comprehensive income. The cumulative currency translation adjustments are recognized in earnings when there has been a reduction in the net investment in foreign operations.

Earnings from foreign operations are translated into Canadian dollars each period at average exchange rates for the period. As a result, fluctuations in the value of the Canadian dollar relative to these other currencies will impact reported net earnings. Such exchange rate fluctuations could be material year-over-year relative to the overall earnings or financial position of the Company.

ESG and investor sentiment particularly related to the oil and gas business

A number of factors, including the impact of oil and natural gas operations on the environment, the effects of the use of hydrocarbons on climate change, ecological damage relating to spills of petroleum products during production and transportation, and human rights, have affected certain investors' sentiments towards investing in the oil and natural gas industry. As a result of these concerns, some institutional, retail, and governmental investors have announced that they are no longer willing to fund or invest in companies in the oil and natural gas industry or are reducing the amount of their investment over time. Any reduction in the investor base interested or willing to invest in the oil and natural gas industry may result in limiting Enerflex's access to capital, increasing its cost of capital, and decreasing the price and liquidity of Enerflex's securities.

In addition, practices and disclosures relating to environmental, social, and governance matters ("ESG") matters (including but not limited to governance practices, climate change and emissions, diversity and inclusion, data security and privacy, ethical sourcing, and water, waste, and ecological management) are attracting increasing scrutiny by stakeholders. Certain stakeholders are requesting that issuers develop and implement more robust ESG policies and practices. Developing and implementing such policies and practices can involve significant costs and require a significant time commitment from the Board of Directors, Executive Management Team, and employees of Enerflex. Failing to implement the policies and practices, as requested, or expected by Enerflex's stakeholders, may result in such investors reducing their investment in Enerflex, or not investing in Enerflex at all. The Company's response to addressing ESG matters, and any negative perception thereof can also impact Enerflex's reputation, business prospects, ability to hire and retain qualified employees, and vulnerability to activist shareholders. Such risks could adversely affect Enerflex's business, future operations, and profitability.

Climate change and associated regulatory and policy changes could impact Enerflex's business

Climate change policy is quickly evolving at regional, national, and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. While Enerflex does not currently exceed the applicable thresholds for emissions-reduction initiatives in its jurisdictions of operations, there is a global trend in recent periods towards greater regulation of greenhouse gas emissions. Although it is not possible at this time to predict how new laws or regulations would impact the Company's business, any such future requirements imposing carbon pricing schemes, carbon taxes, or emissions-reduction obligations on the Company's energy infrastructure, equipment, and operations could require it to incur costs to reduce emissions or to purchase emission credits or offsets, and may cause delays or restrictions in its ability to offer its products and services. Failure to comply with such laws and regulations could result in significant liabilities or penalties being imposed on Enerflex. There is also a risk that Enerflex could face claims initiated by third parties relating to climate change or related laws and regulations. Any such claims, laws, or regulations could also increase the costs of compliance for Enerflex's clients, and thereby negatively impact demand for the Company's products and services. The direct or indirect costs of such claims, and compliance with such laws or regulations, may have a material adverse effect on the business, financial condition, results of operations, and prospects of the Company.

There has been public discussion that climate change may be associated with extreme weather conditions such as more intense hurricanes, flooding, droughts, forest fires, thunderstorms, tornadoes, and snow or ice storms, as well as rising sea levels and other acute (event-driven) and chronic (long-term) climate events. Another possible consequence of climate change is increased volatility in seasonal temperatures with some studies suggesting that climate change could cause some areas to experience temperatures substantially colder or warmer than their historical averages.

To the extent there are significant climate changes in the markets Enerflex serves or areas where Company assets reside, Enerflex could incur increased costs, its assets could be damaged, operations could be materially impacted (for instance, shut-down requirements), there may be health implications for its employees, and its clients may experience operational disruptions causing reduced demand for the Company's products. At this time, the Company is unable to determine the extent to which climate change may affect its operations.

Demand for the Company's products may also be affected by the development and demand for new technologies in response to global climate change. Many governments provide, or may in the future provide, tax incentives and other subsidies to support the use and development of alternative energy technologies. Technological advances and cost declines in alternative energy sources (such as hydrogen and renewables, electric grids, electric vehicles, and batteries) may reduce demand for hydrocarbons, which could lead to a lower demand for the Company's low-carbon products and services although such initiatives may create opportunities for the Company given its expertise in providing electrification, hydrogen, and bioenergy (including renewable natural gas) solutions. If client preferences shift, the Company may also be required to develop new technologies, requiring significant investments of capital and resources, which may or may not be recoverable in the marketplace and which could result in certain products becoming less profitable or uneconomic. At this time, the Company is unable to determine the extent to which such technological risks may detrimentally impact its business prospects, financial condition, and operations.

The success of the energy transition is reliant on regulatory and policy incentives

In many cases, successful execution of projects within Enerflex's Energy Transition business is reliant on regulatory and policy incentives such as the Section 45Q tax credit for CCUS, the Section 45V tax credit for clean hydrogen production, California low-carbon fuel standards, and many others. These incentives make the development of energy transition projects, equipment and facilities more competitive by providing tax credits or other financial incentives as well as (in some cases) accelerated depreciation for a portion of the development costs, decreasing the costs and risks associated with developing such projects, equipment, or facilities. The elimination or loss of, or reduction in, such incentives could (i) decrease the attractiveness of such energy transition projects, equipment, or facilities to potential clients, reducing the Company's opportunities to commercialize the relevant projects, equipment, or facilities, (ii) reduce the Company's willingness to pursue or develop certain projects, equipment, or facilities due to higher operating costs or decreased revenues related to such projects, equipment, or facilities, (iii) cause the market for future energy transition projects, equipment, or facilities to be smaller and/or (iv) result in increased financing costs and difficulty in obtaining financing on acceptable terms with respect to the Energy Transition business. Any of the foregoing could have a material adverse effect on the Company's ability to pursue and achieve success in its Energy Transition business. Additionally, there are many geographies where relevant governments have not adopted or promulgated regulatory and policy incentives related to energy transition projects and applications. If such geographies do not adopt such regulatory and policy incentives, then Enerflex may not be able to participate in providing energy transition solutions to clients in such geographies unless and until such regulatory and policy incentives are adopted.

The energy transition is highly reliant on technological advancements

The success of Enerflex's Energy Transition business is reliant on technological advancement. While there are some technological applications for energy transition initiatives which are currently economically feasible based upon existing regulatory and policy incentives, there are also energy transition technology applications which are not yet economically feasible even when taking into account existing regulatory and policy incentives. Enerflex expects that, in a significant percentage of energy transition projects, technological advancement and improvement will be required before the relevant applications can become commercialized. If technological advancement and improvement is not successfully achieved on economically feasible terms, then widespread adoption of the relevant applications may not occur and Enerflex's Energy Transition business may not be able to successfully commercialize relevant offerings and its ability to succeed may be adversely impacted.

The Energy Transition and the ability of Enerflex to succeed, has inherent risks

Enerflex's ability to succeed in its Energy Transition business is dependent on the extent to which it can effectively execute new business strategies which are necessary in connection with energy transition initiatives. While Enerflex has identified diverse opportunities within the energy transition marketplace which are within or related to its core competencies, there is no guarantee or certainty that Enerflex will be able to achieve commercial success within these areas, if at all. While the energy transition presents such opportunities, given that commercial viability of most of these opportunities is reliant on regulatory and policy support and requires widespread adoption by relevant client partner bases which is currently not achieved, Enerflex cannot predict with certainty the extent to which it will be able to commercialize solutions pursued or conceived by its Energy Transition business. As with any new business initiative, Enerflex's Energy Transition business involves inherent uncertainty and, while Enerflex believes it is well situated to participate in Energy Transition-related projects and initiatives, many factors outside of the control of the Company will influence whether these projects and initiatives achieve commercial success, if at all, including regulations and policy, widespread adoption of practices, advancement of technology, access to capital, and others. Failure to successfully execute the Company's strategy for its Energy Transition business may result in Enerflex not being able to fully implement or realize the anticipated results or benefits of its Energy Transition business strategy and may further result in Enerflex not being able to meaningfully participate in the energy transition industry.

Corruption, sanctions, and trade compliance issues may impact the business of Enerflex

The Company is required to comply with Canadian, USA, and international laws and regulations regarding corruption, anti-bribery, sanctions, and trade compliance. Enerflex conducts business in many parts of the world that experience high levels of corruption, relies on third-party agents to act on the Company's behalf in some jurisdictions where the Company does not have a presence, and is subject to various laws that govern the import and export of its equipment.

While Enerflex has developed policies, procedures, screening protocols, and training designed to achieve and maintain compliance with applicable laws, the Company could be exposed to investigations, claims, and other regulatory proceedings for alleged or actual violations of laws related to Company operations, including anti-corruption and anti-bribery legislation, trade laws, and sanctions laws. The Canadian government, the US Department of Justice, the U.S. Securities and Exchange Commission, the US Office of Foreign Assets Control, and similar agencies and authorities in other jurisdictions have a broad range of civil and criminal penalties they may seek to impose against companies and individuals for violations, including injunctive relief, disgorgement, fines, penalties, and modifications to business practices and compliance programs, among other things. While Enerflex cannot accurately predict the impact of any of these factors, if any of those risks materialize, it could have a material adverse effect on the Company's reputation, business, financial condition, results of operations, and cash flow.

Compliance with HSE regulations

The Company and many of its clients are subject to a variety of federal, provincial, state, local, and international laws and regulations relating to health, safety, and environment ("HSE"). Enerflex has developed policies, procedures, and standards designed to ensure compliance with HSE laws and regulations and to otherwise ensure that Enerflex's operations are conducted in a manner that ensures the health and safety of stakeholders and the protection of the environment. Nevertheless, these laws and regulations are complex, subject to periodic revision, and are becoming increasingly stringent. The cost of compliance with these requirements may increase over time, thereby increasing the Company's operating costs or negatively impacting the demand for the Company's products and services. Failure to comply with these laws and regulations may result in reputational damage, as well as the imposition of administrative, civil, and criminal enforcement measures, including assessment of monetary penalties, imposition of remedial requirements, and issuance of injunctions as to future compliance.

Compliance with environmental laws is a priority across Enerflex operations and in the manufacturing of the Company's products, as the Company uses and stores hazardous substances in its operations. In addition, many of the Company's current and former properties are or have been used for industrial purposes. Certain environmental laws may impose joint and several and strict liability for environmental contamination, which may render the Company liable for remediation costs, natural resource damages, and other damages as a result of Company conduct or the conduct of, or conditions caused by, prior owners or operators or other third parties. In addition, where contamination may be present, it is possible that neighbouring landowners and other third parties may file claims for personal injury, property damage, and recovery of response costs. Remediation costs and other damages arising as a result of environmental laws and regulations could be substantial and could negatively impact financial condition, profitability, and results of operations.

Enerflex may need to apply for or amend facility permits or licenses from time to time with respect to storm water, waste handling, or air emissions relating to manufacturing activities or equipment operations, which may subject Enerflex to new or revised permitting conditions. These permits and authorizations may contain numerous compliance requirements, including monitoring and reporting obligations and operational restrictions, such as emission limits, which may be onerous or costly to comply with. Given the large number of jurisdictions and facilities in which Enerflex operates, and the numerous environmental permits and other authorizations that are applicable to its operations, the Company may occasionally identify or be notified of technical violations of certain compliance requirements and could be subject to penalties related thereto.

The adoption of new HSE laws or regulations, or more vigorous enforcement of existing laws or regulations, may also negatively impact Enerflex's clients and demand for the Company's products and services, which in turn would have a negative impact on the Company's financial results and operations.

The Company is also subject to various federal, provincial, state, and local laws and regulations relating to safety and health conditions in its manufacturing facilities and other operations. Those laws and regulations may also subject the Company to material financial penalties or liabilities for any noncompliance, as well as potential business disruption if any of its facilities, or a portion of any facility, is required to be temporarily closed as a result of any violation of those laws and regulations. Any such financial liability or business disruption could have a material adverse effect on the Company's projections, business, results of operations, and financial condition.

Enerflex's business requires significant levels of insurance

Enerflex's operations are subject to risks inherent in the oil and natural gas services industry, such as equipment defects, malfunctions and failures, and natural disasters with resultant uncontrollable flows of oil and natural gas, fires, spills, and explosions. These risks could expose Enerflex to substantial liability for personal injury, loss of life, business interruption, property damage, pollution, and other liabilities. Enerflex carries prudent levels of insurance to protect the Company against these unforeseen events, subject to appropriate deductibles and the availability of coverage. However, there can be no assurance that any such insurance policies will cover all losses or liabilities that may arise from the operation of Enerflex's business. An annual review of insurance coverage is completed to assess the risk of loss and risk mitigation alternatives.

Extreme weather conditions, natural occurrences, and terrorist activity have strained insurance markets leading to increases in insurance costs and limitations on coverage. It is anticipated that appropriate insurance coverage will be maintained in the future, but there can be no assurance that such insurance coverage will be available on commercially reasonable terms or on terms as favourable as Enerflex's current arrangements. The occurrence of a significant event outside of the scope of coverage of the Enerflex insurance policies could have a material adverse effect on the results of the organization.

Seasonal factors associated with the oil and gas business impacts demand

Demand for natural gas fluctuates largely with the heating and electric power requirements caused by the changing seasons in North America. Hot summers and cold winters typically increase demand for, and the price of, natural gas. This increases clients' cash flow, which can have a positive impact on Enerflex. At the same time, access to many western Canadian oil and natural gas properties is limited to the period when the ground is frozen so that heavy equipment can be transported to well locations. As a result, the first quarter of the year is generally accompanied by increased winter deliveries of equipment. Warm winters in western Canada, however, can both reduce demand for natural gas and make it difficult for producers to reach well locations. This restricts drilling and development operations, reduces the ability to supply natural gas production in the short–term, and can negatively impact the demand for Enerflex's products and services.

Enerflex Specific Risks

The business and operations of Enerflex involve inherent project execution risk

Enerflex engineers, designs, manufactures, constructs, commissions, operates, and services systems that process and/or compress products in a gaseous state. Enerflex's expertise encompasses field production facilities, gas compression and processing plants, gas lift compression, refrigeration systems, and electric power equipment, primarily serving the natural gas production industry. The Company participates in some projects that have a relatively larger size and scope than the majority of its projects, which may translate into more technically challenging conditions or performance specifications for its products and services. These projects typically specify delivery dates, performance criteria, and penalties for the failure to perform. The Company's ability to profitably execute on these solutions for clients is dependent on numerous factors which include, but are not limited to: changes in project scope; the availability and timeliness of external approvals and other required permits; skilled labor availability and productivity; availability and cost of materials, parts, and services; the accuracy of design, engineering, and construction; the ability to safely access the job site; and the availability of contractors to support execution of the Company's scope on these projects. Any failure to execute on these larger projects in a timely and cost-effective manner could have a material adverse effect on the business, financial condition, results of operations, and cash flows of the Company.

Enerflex is exposed to the risks associated with international operations

Enerflex's operations in countries outside of North America account for a significant amount of the Company's revenue. Enerflex is exposed to risks inherent in conducting international operations, including, but not limited to: social, political, and economic instability; changes in foreign government policies, laws, regulations, and regulatory requirements, or the interpretation, application and/or enforcement thereof; tax increases or changes in tax laws or in the interpretation, application and/or enforcement thereof; difficulties in staffing and managing foreign operations including logistical, safety, security, and communication challenges; difficulties, delays, and expenses that may be experienced or incurred in connection with the movement and clearance of personnel and goods through the customs and immigration authorities of multiple jurisdictions; recessions and other economic crises that may impact the Company's cost of conducting business in those countries; the adoption of new, or the expansion of existing, trade restrictions, or embargoes; limitations on the Company's ability to repatriate cash, funds, or capital invested or held in jurisdictions outside Canada; difficulty or expense of enforcing contractual rights due to the lack of a developed legal system or otherwise; confiscation, expropriation, or nationalization of property without fair compensation; and difficulties in engaging third-party agents to interface with clients or otherwise act on the Company's behalf in certain jurisdictions.

In addition, Enerflex may expand the business to markets where the Company has not previously conducted business. The risks inherent in establishing new business ventures, especially in international markets where local customs, laws, and business procedures present special challenges, may affect Enerflex's ability to be successful in these ventures.

To the extent Enerflex's international operations are affected by unexpected or adverse economic, political, and other conditions, the Company's business, financial condition, and results of operations may be adversely affected.

The ability to hire and retain personnel and contractors are critical to Enerflex's business

The Company's ability to attract and retain qualified personnel and provide the necessary organizational structure, programs, and culture to engage and develop employees is crucial to its growth and achieving its business results.

Enerflex's Engineered Systems product line requires skilled engineers and design professionals to maintain client satisfaction through industry-leading design, build, and installation of the Company's product offerings. Enerflex competes for these professionals, not only with other companies in the same industry, but with companies in other industries. In periods of high activity, demand for the skills and expertise of these professionals increases, making the hiring and retention of these individuals more difficult.

Enerflex's After-Market Services product line relies on the skills and availability of trained and experienced tradespeople, mechanics, and technicians to provide efficient and appropriate services to Enerflex and its clients. Hiring and retaining such individuals is critical to the success of Enerflex's business. Over recent years, there has been a reduction in the number of people pursuing skilled trades, making Enerflex's access to skilled individuals more difficult and more competitive.

There are certain jurisdictions where Enerflex relies on third-party contractors to carry out the operation and maintenance of its equipment. The ability of third–party contractors to find and retain individuals with the proper technical background and training is critical to the continued success of the contracted operations in these jurisdictions. If Enerflex's third–party contractors are unable to find and retain qualified operators, or the cost of these qualified operators increases substantially, the contract operations business could be materially impacted.

There are few barriers to entry in a number of Enerflex's businesses, so retention of qualified staff is essential in order to differentiate Enerflex's businesses and compete in its various markets. Enerflex's success depends on key personnel and its ability to hire and retain skilled personnel. The loss of skilled personnel could delay the completion of certain projects or otherwise adversely impact certain operational and financial results.

Financial reductions or restrictions of Enerflex client partners may impact Enerflex's contracted revenue

Many of Enerflex's clients finance their exploration and development activities through cash flow from operations, incurrence of debt, or issuance of equity. If clients experience decreased cash flow from operations and limitations on their ability to incur debt or raise equity, then they may seek to preserve capital by pursuing price concessions on revenue contracts, cancelling contracts, or determining not to renew contracts. Under these circumstances, the Company may be unable to renew recurring revenue contracts with clients on favorable commercial terms, if at all. Terms of new contracts or renegotiated contracts may also transfer additional risk of liquidated damages, consequential loss, liability caps, and indemnities to the Company. These factors may lead to a reduction in revenue and net income, which reduction could have a material adverse effect on Enerflex's business, financial condition, results from operations, and cash flows.

The Contract Compression business has considerable contract–related risks

The duration of Enerflex's Contract Compression arrangements with clients varies based on operating conditions and client needs. Initial contract terms typically are not long enough to enable the Company to recoup the cost of the equipment deployed in the Energy Infrastructure segment. Many of Enerflex's North American Energy Infrastructure contracts have short initial terms, and after the initial term, are cancelable on short notice. While these contracts are frequently extended beyond their initial terms, Enerflex cannot accurately predict which of these contracts will be extended or renewed beyond the initial term or that any client will continue to contract with Enerflex. The inability to negotiate extensions or renew a substantial portion of the Company's Energy Infrastructure contracts, the renewal of such contracts at reduced rates, the inability to contract for additional services with clients, or the loss of all or a significant portion of such contracts with any client could lead to a reduction in revenues and net income, which reduction could have a material adverse effect upon Enerflex's business, financial condition, results of operations and cash flows.

Terrorism and terrorist-related activities may create instability and disruption

Terrorist activities, anti-terrorist efforts, and other armed conflicts may adversely affect the global economies and could prevent the Company from meeting its financial and other obligations to the extent such activities or conflicts impact operations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on demand for the Company's products and services and causing a reduction in the Company's revenues. In addition, the Company's assets may be direct targets of terrorist attacks that could disrupt Enerflex's ability to service its clients. The Company may be required by regulators, or by the future threat environment, to make investments in security that cannot be predicted. The implementation of security guidelines and measures and the maintenance of insurance, to the extent available, to address such activities could increase Enerflex's costs. These types of events could materially adversely affect the Company's business and results of operations.

Enerflex's credit ratings may change

Credit ratings affect Enerflex's financing costs, liquidity and operations over the long term. Credit ratings affect Enerflex's ability to obtain short and long-term financing and the cost of this financing, and its ability to engage in certain business activities cost-effectively. If a rating agency downgrades Enerflex's current corporate credit rating or the rating of its 9.0 percent Notes, or negatively changes its credit outlook, it could have an adverse effect on Enerflex's financing costs and access to liquidity and capital.

Enerflex's business is with client partners in the oil and gas business which brings credit risk

A substantial portion of Enerflex's accounts receivable balances are with clients involved in the oil and natural gas industry. Many clients finance their exploration and development activities through cash flow from operations, the incurrence of debt, or the issuance of equity. During times when the oil or natural gas markets weaken, clients may experience decreased cash flow from operations, or a reduction in their ability to access capital. A reduction in borrowing bases under reserve-based credit facilities, the lack of availability of debt or equity financing or other factors that negatively impact clients' financial condition may impair their ability to pay for products or services rendered.

Enerflex may extend credit to certain clients for products and services that it provides during its normal course of business. Enerflex monitors its credit exposure to its clients, but there can be no certainty that a credit-related loss will not materialize or have a material adverse impact on the organization. The financial failure of a client may impair the Company's ability to collect on all or a portion of the accounts receivable balance from that client.

Availability of raw materials, component parts, or finished products is essential to Enerflex's business

Enerflex purchases a broad range of materials and components in connection with its manufacturing and service activities. Some of the components used in Enerflex's products are obtained from a single source or a limited group of suppliers. While Enerflex makes it a priority to maintain and enhance these strategic relationships in its supply chain, there can be no assurance that these relationships will continue. Reliance on suppliers involves several risks, including price increases, delivery delays, inferior component quality, and unilateral termination. Long-lead times for high demand components, such as engines, can result in project delays. While Enerflex has long standing relationships with recognized and reputable suppliers and original equipment manufactures, it does not have long-term contracts with all of them, and the partial or complete loss of certain of these sources could have a negative impact on Enerflex's results of operations and could damage client relationships. Further, a significant increase in the price of one or more of these components could have a negative impact on Enerflex's operational or financial results.

Though Enerflex is generally not dependent on any single source of supply, the ability of suppliers to meet performance, quality specifications, and delivery schedules is important to the maintenance of Enerflex client satisfaction. If the availability of certain original equipment manufacturer components and repair parts is constrained or delayed, certain of Enerflex's operational or financial results may be adversely impacted.

Enerflex's ability to continue to pay dividends in the future

The amount and frequency of future cash dividends paid by the Company, if any, is subject to the discretion of the Board of Directors and may vary depending on a variety of factors and conditions existing from time to time, including, among other things, significant declines and volatility in commodity prices, demand for Enerflex products and services, restricted cash flows, capital expenditure requirements, debt service requirements, operating costs, foreign exchange rates, the risk factors described in this MD&A, and the satisfaction of the liquidity and solvency tests imposed by applicable corporate law for the declaration and payment of dividends. Depending on these and various other factors, many of which are beyond the control of Enerflex, future cash dividends could be reduced or suspended entirely or made less frequently. The market value of Enerflex Common Shares may deteriorate if cash dividends are reduced or suspended.

Enerflex is required to establish and maintain adequate internal control over financial reporting and disclosure controls and procedures

Enerflex is required by applicable laws to maintain effective internal control over financial reporting and disclosure controls and procedures, including under the Sarbanes-Oxley Act of 2002 (SOX). Under SOX requirements, Enerflex must furnish a report by management on, among other things, the effectiveness of its internal control over financial reporting. This assessment includes disclosure of any material weaknesses identified by management in the Company's internal control over financial reporting. Under standards established by the U.S. Securities and Exchange Commission, a material weakness is a deficiency or combination of deficiencies in internal control over financial reporting and exists when the design or operation of a control does not allow management or personnel, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. If a material weakness is identified, there is a possibility that a material misstatement in annual or interim consolidated financial statements will not be prevented or detected and corrected on a timely basis.

As more fully disclosed under "Internal Control Over Financial Reporting", as of December 31, 2023, Enerflex had material weaknesses in its internal control over financial reporting, and as a result, the Company's disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2023. The Company identified deficiencies in the following three components of internal control as defined by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 Framework: (i) control activities; (ii) information and communication; and (iii) monitoring components. Enerflex cannot provide assurance that there will not be additional material weaknesses and deficiencies identified in the future.

The material weaknesses did not result in any restatements of consolidated financial statements previously reported by Enerflex, there were no changes in previously released financial results, and management has concluded that the Financial Statements included in this report present fairly, in all material respects, the Company's financial position, results of operations, and cash flows for the periods presented, in conformity with IFRS. While there were no material accounting errors identified, a reasonable possibility exists that material misstatements in the Company's financial statements will not be prevented or detected on a timely basis because of the material weaknesses.

With oversight of the Audit Committee of Enerflex's Board of Directors, Management evaluated its control environment and designed a remediation plan to address the material weaknesses and enhance its internal control environment. Under this remediation plan, the Company: (i) enhanced, and will continue to dedicate, internal and external resources to adopt a detailed remediation plan to assess and document the adequacy of internal control over financial reporting; (ii) will continue to improve control processes as appropriate, including resolution of the material weaknesses identified to–date; (iii) will test and validate that controls are functioning as documented; (iv) will implement a continuous reporting and improvement process for internal control over financial reporting; and (v) will compile the system and process documentation necessary to perform the evaluation needed to comply with SOX.

Compliance with SOX necessitates that Enerflex incur substantial expense, train employees and expend significant Management efforts. Enerflex may not be able to remediate the material weaknesses identified to–date, or any future material weaknesses that may be identified, or complete its evaluation, testing and remediation in a timely manner. Therefore, the Company's independent auditors may issue further adverse reports if it is not satisfied with the level at which Enerflex's controls are designed, documented or operating. Consequently, the Company cannot provide assurance that its independent auditors will be able to attest to the effectiveness of the Company's internal control over financial reporting in the future.

If Enerflex is unable to remediate the known material weaknesses, or if it identifies additional material weaknesses or deficiencies, it may be unable to produce accurate and timely financial statements in conformity with IFRS, which could lead to investors losing confidence in the Company's financial disclosures, trigger an event of default under its credit agreements and harm its business, which could have a material adverse effect on the trading price of its common shares, could result in the Company being unable to comply with applicable securities laws and stock exchange listing requirements, or could restrict its future access to capital markets.

Changes in tax laws, interpretations, or rates may negatively impact Enerflex

The Company and its subsidiaries are subject to income and other taxes in Canada, the USA, and numerous foreign jurisdictions. Changes in tax laws or interpretations thereof, or tax rates in the jurisdictions in which the Company or its subsidiaries do business could adversely affect the Company's results from operations, returns to shareholders, and cash flow. Enerflex's effective tax rates could also be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation. While management believes the Company and its subsidiaries are in compliance with current prevailing tax laws and requirements, one or more taxing jurisdictions could seek to impose incremental or new taxes on the Company or its subsidiaries, or the Company or its subsidiaries could be subject to assessment, reassessment, audit, investigation, inquiry, or judicial or administrative proceedings by any such taxing jurisdiction. The timing or impacts of any such assessment, reassessment, audit, investigation, inquiry, or judicial or administrative proceedings, or any future changes in tax laws, including the impacts of proposed regulations, cannot be predicted. Any adverse tax developments, including legislative changes, judicial holdings, or administrative interpretations, could have a material and adverse effect on the results of operations, financial condition, and cash flows of the Company.

Unionization efforts and labor regulations could materially increase Enerflex's costs

Efforts may be made from time to time to unionize portions of the Company's workforce. Enerflex may be subject to strikes or work stoppages and other labor disruptions in connection with unionization efforts or renegotiation of existing contracts with unions. Unionization efforts, if successful, new collective bargaining agreements, or work stoppages could materially increase the Company's labor costs, reduce its revenues, and adversely impact its operations and cash flow.

The ability of Enerflex to pursue or complete future acquisitions

Enerflex may, from time to time, seek to expand its business and operations by acquiring or developing additional businesses or assets in existing or new markets. Enerflex expects to realize strategic opportunities and other benefits as a result of its acquisitions. However, there can be no assurances as to whether, or to what extent, such benefits or opportunities will be realized. Enerflex can not predict whether it will be able to successfully identify, acquire, develop, or profitably manage additional acquisitions, or successfully integrate any acquired business or assets into Enerflex's business, or to adjust to an increased scope of operations as a result of such acquisitions. There is a risk that any future acquisitions could adversely impact Enerflex's operations and results.

Capital Resources

On January 31, 2024, Enerflex had 123,956,865 Common Shares outstanding. Enerflex has not established a formal dividend policy and the Board anticipates setting the Company's quarterly dividends based on the availability of cash flow, anticipated market conditions, and the general needs of the business. Subsequent to the fourth quarter of 2023, the Board declared a quarterly dividend of $0.025 per share.

At December 31, 2023, the Company had combined drawings of $487 million against the Revolving Credit Facility and Term Loan (December 31, 2022 – $662 million). The weighted average interest rate on the Revolving Credit Facility and Term Loan at December 31, 2023 was 7.7 percent and 9.0 percent, respectively (December 31, 2022 – 7.0 percent and 7.8 percent, respectively).

The composition of the borrowings on the Revolving Credit Facility, Term Loan, and the Notes were as follows:

($ thousands)	Maturity Date	December 31, 2023	December 31, 2022
Drawings on the Revolving Credit Facility (US$700,000)	October 13, 2025	$ 314,705	$ 459,202
Drawings on the Term Loan (US$130,000)	October 13, 2025	171,938	203,160
Notes (US$625,000)	October 15, 2027	826,625	846,500
		1,313,268	1,508,862
Deferred transaction costs and Notes discount		(98,350)	(118,537)
		$ 1,214,918	$ 1,390,325
Current portion of long–term debt		$ 52,904	$ 27,088
Non–current portion of long–term debt		1,162,014	1,363,237
Long–term debt		$ 1,214,918	$ 1,390,325

At December 31, 2023, without considering renewal at similar terms, the Canadian dollar equivalent principal payments due over the next five years are $1,313 million, and nil thereafter.

Contractual Obligations, Committed Capital Investment, and Off-Balance Sheet Arrangements

The Company's contractual obligations are contained in the following table:

($ thousands)	Long-term debt		Leases		Purchase obligations		Total
2024	$ 52,904	$	29,346	$	528,003	$	610,253
2025	433,739		26,384		22,047		482,170
2026	–		19,475		937		20,412
2027	826,625		15,348		–		841,973
2028	–		24,537		–		24,537
Thereafter	–		7,569		–		7,569
Total contractual obligations	$ 1,313,268	$	122,659	$	550,987	$	1,986,914

The Company's lease commitments are contracts related to premises, equipment, and service vehicles.

The majority of the Company's purchase commitments relate to major components for the EI and ES product lines and to long-term information technology and communications contracts entered into in order to reduce the overall cost of services received.

The Company anticipates using its cash and cash equivalents, and available capacity under its Revolving Credit Facility to funds its contractual obligations.

The Company does not have off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company's financial condition, results of operations, liquidity, or capital expenditures.

Related Parties

Enerflex transacts with certain related parties during the normal course of business. Related parties include Roska DBO, and the Company's 65 percent interest in a joint venture in Brazil.

All transactions occurring with related parties were in the normal course of business operations under the same terms and conditions as transactions with unrelated parties. A summary of the financial statement impacts of all transactions with all related parties is as follows:

Years ended December 31,		2023		2022
Associate – Roska DBO				
Revenue	$	2,543	$	1,755
Purchases		–		4
Accounts receivable		12		22

All related party transactions are settled in cash. There were no transactions with the joint venture in Brazil.

Significant Accounting Estimates and Judgment

The timely preparation of the MD&A requires that Management make estimates and assumptions and use judgment. Estimates, assumptions, and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, uncertainties about the current economic environment including significant market volatility in commodity prices, high inflation, high interest rates, and increasing energy prices.

Uncertainty about these assumptions and estimates could however result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. In the process of applying the Company's accounting policies, Management has made the following judgments, estimates, and assumptions, applicable to each of the Company's reportable segments, which have a significant effect on the amounts recognized in the Financial Statements:

Revenue Recognition – Performance Obligation Satisfied Over Time

The Company reflects revenues relating to performance obligations satisfied over time using the percentage-of-completion approach of accounting. The Company uses the input method of percentage-of-completion accounting, whereby actual input costs as a percentage of estimated total costs is used as the basis for determining the extent to which performance obligations are satisfied. The input method of percentage-of-completion accounting provides a faithful depiction of the transfer of control to the client, as the Company is able to recover costs incurred relating to the satisfaction of the associated performance obligation. This approach to revenue recognition requires Management to make a number of estimates and assumptions surrounding the expected profitability of the contract, the estimated degree of completion based on cost progression, and other detailed factors. Although these factors are routinely reviewed as part of the project management process, changes in these estimates or assumptions could lead to changes in the revenues recognized in a given period.

Certain contracts also include aspects of variable consideration, such as liquidated damages on project delays. For these contracts, Management must make estimations as to the likelihood of the variable consideration being recognized or constrained, based on the status of each project, the potential value of variable consideration, communication received from the client, and other factors. Management continues to monitor these factors. Changes in estimated cost or revenue associated with a project, including variable consideration, could result in material changes to revenue and gross margin recognized on certain projects.

Revenue Recognition – Performance Obligation Satisfied at a Point in Time

The Company reflects revenues relating to performance obligations satisfied at a point in time when control – indicated by transfer of the legal title, physical possession, significant risks and rewards of ownership, or any combination of these indicators – is transferred to the client. When the Company is a lessor, and determines that a lease is a finance lease, the upfront sale of equipment is recognized at a point in time at lease commencement.

Provisions for Warranty

Provisions set aside for warranty exposures either relate to amounts provided systematically based on historical experience under contractual warranty obligations or specific provisions created in respect of individual client issues undergoing commercial resolution and negotiation. Amounts set aside represent Management's best estimate of the likely settlement and the timing of any resolution with the relevant client.

Business Acquisitions

In a business acquisition, the Company may acquire assets and assume certain liabilities of an acquired entity. Estimates are made as to the fair value of PP&E, intangible assets, and goodwill, among other items. In certain circumstances, such as the valuation of PP&E and intangible assets acquired, the Company relies on independent third-party valuators. The determination of these fair values involves a variety of assumptions, including revenue growth rates, projected cash flows, client attrition rates, operating margins, discount rates, and economic lives.

PP&E, Energy Infrastructure Assets and Intangible Assets

PP&E, EI assets, and intangible assets are stated at cost less accumulated depreciation and accumulated amortization and any impairment losses. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of PP&E, EI assets, and intangible assets is reviewed on an annual basis. Assessing the reasonableness of the estimated useful lives of PP&E, EI assets, and intangible assets requires judgment and is based on currently available information. PP&E, EI assets, and intangible assets are also reviewed for potential impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Changes in circumstances, such as technological advances and changes to business strategy can result in actual useful lives differing significantly from estimates. The assumptions used, including rates and methodologies, are reviewed on an ongoing basis to ensure they continue to be appropriate. Revisions to the estimated useful lives of PP&E, EI assets, and intangible assets constitutes a change in accounting estimate and are applied prospectively.

Right-of-Use Asset and Lease Liability

The Company determines the right-of-use asset and lease liability for each lease upon commencement. In calculating the right-of-use asset and lease liability, the Company is required to determine a suitable discount rate in order to calculate the present value of the contractual payments for the right to use the underlying asset during the lease term. In addition, the Company is required to assess the term of the lease, including if the Company is reasonably certain to exercise options to extend the lease or terminate the lease. Discount rates and lease assumptions are reassessed on a periodic basis.

Finance Lease Receivables

In calculating the value of the Company's finance lease receivables, the Company is required to determine the fair value of the underlying assets included in the finance lease transaction, or, if lower, the present value of the lease payments discounted using a market rate of interest. The fair value of the underlying assets should reflect the amount that the Company would otherwise recognize on a sale of those assets.

Allowance for Doubtful Accounts

Amounts included in allowance for doubtful accounts reflect the expected credit losses for trade receivables. The Company determines allowances based on Management's best estimate of future expected credit losses, considering historical default rates, current economic conditions, and forecasts of future economic conditions. Future economic conditions, especially around the oil and gas industry, may have a significant impact on the collectability of trade receivables from clients and the corresponding expected credit losses. Management has implemented additional monitoring processes in assessing the creditworthiness of clients and believes the current provision appropriately reflects the best estimate of its future expected credit losses. Significant or unanticipated changes in economic conditions could impact the magnitude of future expected credit losses.

Impairment of Inventories

The Company regularly reviews the nature and quantities of inventory on hand and evaluates the net realizable value of items based on historical usage patterns, known changes to equipment or processes, and client demand for specific products. Significant or unanticipated changes in business conditions could impact the magnitude and timing of impairment recognized.

Impairment of Non-Financial Assets

Impairment exists when the carrying value of an asset or group of assets exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value-in-use. The fair value less costs to sell calculation is based on available data from binding sales transactions, in an arm's length transaction of similar assets or observable market prices, less incremental costs for disposing of the asset. The value-in-use calculation is based on a discounted cash flow model, which requires the Company to estimate future cash flows and use judgment to determine a suitable discount rate to calculate the present value of those cash flows.

Impairment of Goodwill

The Company tests goodwill for impairment at least on an annual basis, or when there is any indication that goodwill may be impaired. This requires an estimation of the value-in-use of the groups of cash-generating units ("CGUs") to which the goodwill is allocated. The Company has determined the group of CGUs to be its operating segments for purposes for its impairment assessment. Estimating the value-in-use requires an estimate of the expected future cash flows from each group of CGUs and use judgment to determine a suitable discount rate in order to calculate the present value of those cash flows. The methodology and assumptions used, as well as the results of the assessment performed are detailed in Note 15 "*Goodwill and Impairment Review of Goodwill*" of the Financial Statements.

Income Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income. The Company establishes provisions for uncertain tax positions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective company's domicile. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them as required. However, it is possible that, at some future date, current income tax liabilities are in excess of the Company's current income tax provision as a result of these audits, adjustments, or litigation with tax authorities. These differences could materially impact the Company's assets, liabilities, and net income.

Deferred tax assets are recognized for all unused tax losses, carried forward tax credits, or other deductible temporary differences to the extent that it is probable that taxable profit will be available against which these deferred tax assets can be utilized. Significant judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing of reversal, expiry of losses and the level of future taxable profits together with future tax planning strategies. The basis for this estimate is Management's cash flow projections. To the extent the Company determines the recoverability of deferred tax assets is unlikely, the deferred tax asset is not recognized. Management regularly assesses the unrecognized deferred tax asset to determine what portion can be recognized in response to changing economic conditions or recent events.

Share-Based Compensation

The Company employs the fair value method of accounting for stock options and phantom share entitlement. The determination of the share-based compensation expense for stock options and phantom share entitlement requires the use of estimates and assumptions based on exercise prices, market conditions, vesting criteria, length of employment, and past experiences of the Company. Changes in these estimates and future events could alter the determination of the provision for such compensation. Details concerning the assumptions used are described in Note 26 "*Share-Based Compensation*" of the Financial Statements.

Changes in Accounting Policies

Amendments to Existing Standards

The Company has reviewed amendments to existing accounting standards. The following amendments, effective for annual periods beginning on or after January 1, 2023, were adopted by the Company as of January 1, 2023. There were no adjustments that resulted from the adoption of these amendments on January 1, 2023.

(a) IAS 1 Presentation of Financial Statements ("IAS 1") and IFRS Practice Statement 2

Effective January 1, 2023, the IASB issued amendments to IAS 1, which helps companies provide useful accounting policy disclosures. The key amendments include (a) requiring companies disclose their material accounting policies rather than focusing on significant accounting policies; (b) clarifying that accounting policies related to immaterial transactions, other events or conditions are themselves immaterial and as such need not be disclosed; and (c) clarifying that not all accounting policies that relate to material transactions, other events or conditions are themselves material to a company's financial statements.

(b) IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8")

Effective January 1, 2023, the definition of accounting estimates was amended under IAS 8. Under the amended definition, a change in an input or a change in a measurement technique are changes in accounting estimates if they do not result from the correction of prior period errors. The amendment further clarifies that accounting estimates are monetary amounts in the financial statements subject to measurement uncertainty.

(c) IAS 12 Income Taxes ("IAS 12")

i.   In May 2021, the IASB issued amendments to IAS 12, which narrows the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. Under the amendments, the initial recognition exception does not apply to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. It only applies if the recognition of a related asset and liability give rise to taxable and deductible temporary differences that are not equal.

ii. In May 2023, the IASB issued final amendments to International Tax Reform – Pillar Two Model Rules. The amendments introduced a temporary exception to entities from the recognition and disclosure of information about deferred tax assets and liabilities related to Pillar Two model rules. The Company is within the scope of the Organisation for Economic Co-operation and Development Pillar Two model rules, and under the legislation, the Company is liable to pay a top-up tax for the difference between its GLoBE effective tax rate per jurisdiction, and the 15 percent minimum rate. The Company's subsidiaries have an effective tax rate that exceeds 15 percent, except for certain subsidiaries that operate in the UAE and Bahrain.

For the year ended December 31, 2023, earnings before income taxes from the UAE and Bahrain was approximately $37 million with an average tax rate of 0 percent as calculated in accordance with IAS 12. Management has determined that these jurisdictions are more likely than not to have additional current tax liability. Due to the complexities in applying the legislation and calculating GLoBE income, the quantitative impact of this legislation is not yet reasonably estimated.

New Accounting Pronouncements

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective.

(a)   IAS 1 Presentation of Financial Statements ("IAS 1")

In October 2022, the IASB issued amendments to clarify that the classification of liabilities as current or non-current is based solely on a company's right to defer settlement for at least twelve months at the reporting date. The right needs to exist at the reporting date and must have substance. In addition to the amendment from January 2020 where the IASB issued amendments to IAS 1, to provide a more general approach to the presentation of liabilities as current or non-current, only covenants with which a company must comply on or before the reporting date may affect this right. Covenants to be complied with after the reporting date do not affect the classification of a liability as current or non-current at the reporting date.

These amendments are effective January 1, 2024, and are to be applied retrospectively. Management believes these amendments will have no significant impacts on the Company.

(b)   IFRS 16 Leases ("IFRS 16")

In September 2022, the IASB issued amendments to IFRS 16 that add subsequent measurement requirements for lease liabilities arising from sale and leaseback transactions for seller-lessees. The amendment does not prescribe specific measurement requirements for lease liabilities but measures the lease liability in a way that it does not recognise any amount of the gain or loss that relates to the right of use retained.

These amendments are effective January 1, 2024, and are to be applied retrospectively. Management believes these amendments will have no significant impacts on the Company.

(c)   IAS 21 The Effects of Changes in Foreign Exchange Rates ("IAS 21")

In August 2023, the IASB issued amendments to IAS 21 which specifies how an entity should assess whether a currency is exchangeable and how to estimate the spot exchange rate when a currency is not exchangeable.

Under the amendment, a currency is considered to be exchangeable into another currency when an entity is able to obtain the other currency within a time frame that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations. When a currency is not exchangeable, an entity estimates the spot rate as the rate at which an orderly transaction would take place between market participants at the measurement date that would reflect the prevailing economic conditions. An entity is required to disclose information that would enable users to evaluate when and how a currency's lack of exchangeability affects financial performance, financial positions, and cash flows of an entity.

The amendments are effective January 1, 2025, with early adoption permitted. Management has not yet determined the full impact this amendment will have on the Company.

Internal Control Over Financial Reporting

Disclosure controls and procedures are designed to ensure that information required to be disclosed in Enerflex's financial reports is recorded, processed, summarized, and reported to the Company's Management, including its Chief Executive Officer ("CEO") and CFO, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating disclosure controls and procedures, Management recognizes that any system of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Due to the inherent limitations of control systems, not all misstatements may be detected. For example, there may be faulty judgments in decision-making or breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the acts of individuals, by collusion of two or more people, or by Management override of the control. Controls and procedures can only provide reasonable, not absolute, assurance that the desired control objectives have been met.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"). In conjunction with the Company's listing on the New York Stock Exchange, Management undertook the implementation of a U.S. SOX Compliance program to augment the Company's existing controls as required by Canadian regulations to which Enerflex remains subject. As part of this program in 2023, Management:

- Established an internal SOX compliance team to manage overall program planning and execution;

- Engaged an experienced third-party advisory firm with relevant subject matter expertise and significant resources to support Management and the internal SOX compliance team with the design, implementation, and execution of several compliance initiatives;

- Developed and refined internal control designs and processes;

- Enhanced control framework documentation and risk assessment;

- Trained control owners on the execution and documentation of internal controls;

- Enhanced documentary evidence of controls;

- Planned and executed testing to assess the effectiveness of internal controls, communicate deficiencies to control owners, and develop and execute remediation plans; and

- Established an Internal Control Steering Committee to drive SOX compliance program accountability throughout the Company.

Under the supervision, and with the participation, of Enerflex's Management, including the CEO and Interim CFO, the Company conducted an evaluation of the effectiveness of its ICFR as of December 31, 2023. In conducting this evaluation, Management used the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO 2013 Framework). Based on the Company's evaluation, Management concluded that its disclosure controls and procedures and its ICFR were not effective as of December 31, 2023.

The Company is required to report any material weaknesses in the design or operating effectiveness of ICFR. A material weakness is a deficiency (or a combination of deficiencies) in ICFR, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim consolidated financial statements may not be prevented or detected on a timely basis. Enerflex identified control deficiencies that, in aggregate, constitute material weaknesses in three components of internal control as defined by the COSO 2013 Framework, specifically the control activities, information and communication, and monitoring components.

In 2023, the Company underwent significant expansion of operations and revenue growth following the acquisition of Exterran in October 2022. As a consequence of this transaction, Enerflex was required to be compliant with SOX by December 31, 2023. Despite efforts to achieve compliance with SOX by December 31, 2023, the Company was unable to assert that its system of internal control was effective as of December 31, 2023. Enerflex has identified the following four material weaknesses in ICFR that impact its financial statement accounts:

- Lack of consistent written policies and control procedures designed to be sufficiently precise to prevent and detect errors that have the potential to aggregate to a material amount;

- Insufficient evidencing and retention of documentation to support the review and approval of various controls;

- An ineffective information and communication process resulting from insufficient design and operation of control activities and inconsistent validation of the accuracy and completeness of information used in the execution of internal controls, primarily related to reports used to extract information from financial reporting systems and spreadsheets that utilize the extracted data; and

- As a consequence of the above material weaknesses the Company was unable to achieve effective monitoring, as controls did not operate over a sufficient period to enable an evaluation of operating effectiveness.

Due to the above, Management, including the CEO and Interim CFO, has concluded that the Company's ICFR was not effective as of December 31, 2023.

The material weaknesses did not result in any restatements of consolidated financial statements previously reported by Enerflex and there were no changes in previously released financial results. Accordingly, Management has concluded that the Financial Statements included in this report present fairly, in all material respects, the Company's financial position, results of operations, and cash flows for the periods presented, in conformity with IFRS. While there were no material accounting errors identified, there is a possibility that material misstatements in the Company's Financial Statements will not be prevented or detected on a timely basis because of the material weaknesses.

Remediation Plan and Activities:

Management and the Board of Directors of the Company are committed to maintaining a strong internal control environment, including continued investment in the Company's SOX Compliance Program and prompt remediation of the material weaknesses described above. With oversight of the Audit Committee of Enerflex's Board of Directors, management has evaluated its control environment and designed a remediation plan to address the material weaknesses and enhance its internal control environment.

In addition to work underway as part of the Company's 2024 SOX Compliance Program, the remediation plan includes the following activities:

- Enhancing regional resources to support remediation of control activities and improve documentary evidence protocols at the control execution level;

- Engaging additional experienced third-party advisors on various compliance initiatives, including monitoring of control remediation;

- Improving the design of existing controls and supporting policies by enhancing process documentation and refining precision levels in policies and procedures to facilitate the detection and prevention of errors that have the potential to aggregate to a material amount;

- Training control owners to support compliance efforts with existing and enhanced policies that establish steps and procedures required to be performed in executing and documenting internal controls, particularly in relation to information used in controls;

- Engaging individuals with project management expertise to ensure execution of the steps and procedures required to be performed in executing and documenting internal controls, in line with a project plan, a timeline and enhanced resources to evaluate the operating effectiveness of internal controls;

- Establishing a cross-regional project management committee to improve information flow; and

- Increasing the frequency of engagement between the internal controls and procedures implementation team, senior management, Enerflex's external auditor and the Audit Committee to review progress on remediation activities.

As the Company continues to evaluate and work to improve its internal control over financial reporting, Management may determine it necessary to take additional measures to address control deficiencies. The control environment cannot be considered remediated until the applicable controls operate for a sufficient period and management has concluded, through testing, that the controls are operating effectively. Management is committed to implementing the remediation plan throughout 2024 and believes it has committed sufficient resources to remediate the material weaknesses as soon as possible.

Changes in Internal Control Over Financial Reporting:

Management regularly reviews its system of ICFR and makes changes to the Company's processes and systems to improve controls and increase efficiency including, but not limited to, the changes set forth under "Remediation Plan and Activities", with a view to ensuring that the Company maintains an effective internal control environment. Other than is disclosed in this MD&A, there have been no significant changes in the design of the Company's ICFR during the twelve months ended December 31, 2023, that would materially affect, or is reasonably likely to materially affect, the Company's ICFR.

Subsequent Events

Subsequent to December 31, 2023, Enerflex declared a quarterly dividend of $0.025 per share, payable on May 1, 2024, to shareholders of record on March 13, 2024. The Board will continue to evaluate dividend payments on a quarterly basis, based on the availability of cash flow, anticipated market conditions, and the general needs of the business.

Forward–Looking Statements

This MD&A contains "forward–looking information" within the meaning of applicable Canadian securities laws and "forward–looking statements" (and together with "forward–looking information", "forward–looking information and statements") within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to the respective Management expectations about future events, results of operations, and the future performance (both financial and operational) and business prospects of Enerflex. All statements other than statements of historical fact are forward–looking information and statements. The use of any of the words "anticipate", "future", "plan", "contemplate", "continue", "estimate", "expect", "intend", "propose", "might", "may", "will", "shall", "project", "should", "could", "would", "believe", "predict", "forecast", "pursue", "potential", "objective", "capable", and similar expressions, are intended to identify forward–looking information and statements. In particular, this MD&A includes (without limitation) forward–looking information and statements pertaining to: the exploration and evaluation by the Company of decarbonization, carbon capture technology, and supporting infrastructure for renewable energy and the timing associated therewith; expectations for continuing strong client demand in North America particularly for cryogenic natural gas processing facilities and electric compression; that global demand for natural gas remains and will continue to be robust particularly in the Company's key operating regions; the Company's ability to secure future bookings; the expectations that NAM's ES backlog of $1,233 million as December 31, 2023 will result in strong ES revenue generation over the near term; expectations to stabilize cash flows and reduce cyclicality in the business over the long term through the Company's EI and AMS product lines; the development of a future LNG export industry in North America, that such industry will provide additional opportunities for the Company and the timing associated therewith; disclosures under the heading "Outlook" including: (i) that operating results in 2024 will be underpinned by the EI and AMS product lines, which together will account for 55 percent to 65 percent of the Company's gross margin before depreciation and amortization; (ii) the ES product line and the expectation that it will benefit from increasing natural gas production in the Company's core regions; (iii) the backlog of approximately $1.5 billion (US$1.1 billion) as at December 31, 2023, will be converted into revenue over the next 12 months; (iv) that the 2024 capital program will be disciplined with total capital expenditures of US$90 million to US$110 million, inclusive of approximately $70 million for maintenance and PP&E capital expenditures; (v) the quantum of, and timing associated with, the investment by the Company to expand the EI business and that such investments will be allocated to client supported opportunities and that such opportunities will generate attractive returns and deliver value to Enerflex shareholders; (vi) the continued focus by the Company on debt reduction and lowering net finance costs over 2024 and that such actions will provide shareholder returns over the medium and long-term; (vii) the continued evaluation of the Company's target long-term capital structure and capital allocation parameters that the timing on which additional details will be provided; (viii) the ongoing integration of Exterran which is positioning the Company to operate with increased scale and efficiency in 2024 and beyond; and (ix) expectations that developing and growing markets will shape the energy transition landscape over the next several decades; disclosures under the heading "Outlook by Segment" including: (i) in North America, the potential for increased activity from opportunities to support LNG exports and the timing and quantum of such opportunities; expectations that utilization rates for the Company's Contract Compression fleet will remain elevated, strong demand for the Cryogenic product line will continue and solid margins on new ES bookings will remain healthy; expectations for increases in AMS-related activities across the region; (ii) in Latin America, the growing need for reliable and sustainable energy and a desire to reduce overall dependency on imported natural gas through out the region, will facilitate increased contract compression fleet utilization rates through re-contracting and redeploying of the idle fleet; (iii) in the Eastern Hemisphere, expectations on new markets and opportunities that will require modular solutions which will improve cash flows in the region; expectations that over the long-term, there will be growing demand for larger-scale energy infrastructure assets and integrated turnkey projects; that a strong LNG export market and recent legislative amendments regarding emission-reduction targets in Australia, will strengthen demand for natural gas and energy transition solutions in the Asia Pacific region; expectations that the Company will use cash and cash equivalents, and available capacity under its Revolving Credit Facility to fund contractual obligations; the remediation plans and activities and the expectations that such plans and activities will remediate the material weaknesses and the timing associated therewith; and that the Board will set the Company's quarterly dividends based on the availability of cash flow, anticipated market conditions, and the general needs of the business and that this will support expectations regarding the continued payment of the quarterly dividend of at least $0.025 per share.

This forward-looking information and statements are based on assumptions, estimates, and analysis made by Enerflex and its perception of trends, current conditions, and expected developments, as well as other factors that are believed by Enerflex to be reasonable and relevant in the circumstances. All forward-looking information and statements in this MD&A are subject to important risks, uncertainties, and assumptions, which are difficult to predict and which may affect Enerflex's operations, including, without limitation: the impact of economic conditions including volatility in the price of crude oil, natural gas, and natural gas liquids; supply chain interruptions leading to delays in receiving materials and parts to produce equipment; interest rates and foreign exchange rates; industry conditions including supply and demand fundamentals for crude oil and natural gas, and the related infrastructure; new environmental, taxation, and other laws and regulations; the ability to complete the integration of Exterran and the timing and costs associated therewith; the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and new and emerging markets; increased competition; insufficient funds to support capital investments required to grow the business; the lack of availability of qualified personnel or management and difficulties in retaining qualified personnel; political unrest; and other factors, many of which are beyond the control of Enerflex. Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. While Enerflex believes that there is a reasonable basis for the forward-looking information and statements included in this MD&A, as a result of such known and unknown risks, uncertainties, and other factors, actual results, performance, or achievements could differ and such differences could be material from those expressed in, or implied by, these statements. The forward-looking information and statements included in this MD&A should not be unduly relied upon as a number of factors could cause actual results to differ materially from the results discussed in these forward-looking statements, including but not limited to: the ability of Enerflex fully to realize the anticipated benefits of, and synergies from, the Transaction and the timing and quantum thereof; the interpretation and treatment of the Transaction by tax authorities; the success of business integration activities and the time and costs required to successfully integrate Exterran; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners, including Legacy Exterran partners, and to successfully manage and operate the integrated business as a single and unified entity; risks associated with technology and equipment, including potential cyberattacks; the occurrence of unexpected events such as pandemics, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals, and regulatory actions; and those factors referred to under the heading "Risk Factors" in Enerflex's AIF for the year ended December 31, 2023.

This MD&A contains information that may constitute future-oriented financial information or financial outlook information ("FOFI") about Enerflex and its prospective financial performance, financial position, or cash flows, all of which is subject to the same assumptions, risk factors, limitations, and qualifications as set forth above. Except as otherwise stated herein, the FOFI included in this MD&A was made and approved by management as of the date hereof. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. The Company's actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. The inclusion of FOFI in this MD&A is to provide readers with a more complete perspective on the Company's future operations and Management's current expectations regarding the Company's future performance. Readers are cautioned that such information may not be appropriate for other purposes.

The forward-looking information and statements and FOFI contained herein is expressly qualified in its entirety by the above cautionary statement. The forward-looking information and statements included in this MD&A are made as of the date of this MD&A and, other than as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking information and statements, whether as a result of new information, future events or otherwise.

Management's Responsibility for Financial Position

To the Shareholders of Enerflex Ltd.

The accompanying consolidated financial statements and all information in the Annual Report have been prepared by Management and approved by the Board of Directors of the Company. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and, where appropriate, reflect Management's best estimates and judgments. Management is responsible for the accuracy, integrity, and objectivity of the consolidated financial statements within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting as described in Management's Annual Report on Internal Control Over Financial Reporting on page M–49 of Management's Discussion and Analysis.

The Audit Committee is appointed by the Board of Directors annually, and is comprised exclusively of outside, independent directors. The Audit Committee meets with management, as well as with the external auditors, Ernst & Young LLP, to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the auditors' report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The external auditors have direct access to the Audit Committee of the Board of Directors.

The consolidated financial statements have been audited independently by Ernst & Young LLP on behalf of the shareholders in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB). Their report outlines the nature of their audits and expresses their opinion on the consolidated financial statements.

[signed] "Marc E. Rossiter"

Marc E. Rossiter
President, Chief Executive Officer,
and Director

February 28, 2024

[signed] "Preet Dhindsa"

Preet Dhindsa
Interim Chief Financial Officer

Management's Responsibility for Internal Control Over Financial Reporting

To the Shareholders of Enerflex Ltd.

The following report is provided by Management in respect of Enerflex Ltd. ("Enerflex" or the "Company") internal control over financial reporting as defined in Rules 13a–15f and 15d–15f under the United States Securities Exchange Act of 1034 and National Instrument 52–109 Certification of Disclosure in issuers' Annual and Interim Filings.

Disclosure controls and procedures are designed to ensure that information required to be disclosed in Enerflex's financial reports is recorded, processed, summarized and reported to the Company's Management, including its Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating disclosure controls and procedures, Management recognizes that any system of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Due to the inherent limitations of control systems, not all misstatements may be detected. For example, there may be faulty judgments in decision–making or breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the acts of individuals, by collusion of two or more people, or by Management override of the control. Controls and procedures can only provide reasonable, not absolute, assurance that the desired control objectives have been met.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"). In conjunction with the Company's listing on the New York Stock Exchange, Management undertook the implementation of a U.S. SOX Compliance program to augment the Company's existing controls as required by Canadian regulations to which Enerflex remains subject. As part of this program in 2023, Management:

- Established an internal SOX compliance team to manage overall program planning and execution;

- Engaged an experienced third–party advisory firm with relevant subject matter expertise and significant resources to support Management and the internal SOX compliance team with the design, implementation and execution of several compliance initiatives;

- Developed and refined internal control designs and processes;

- Enhanced control framework documentation and risk assessment;

- Trained control owners on the execution and documentation of internal controls;

- Enhanced documentary evidence of controls;

- Planned and executed testing to assess the effectiveness of internal controls, communicate deficiencies to control owners, and develop and execute remediation plans; and

- Established an Internal Control Steering Committee to drive SOX compliance program accountability throughout the Company.

Under the supervision, and with the participation, of Enerflex's Management, including the CEO and Interim CFO, the Company conducted an evaluation of the effectiveness of its ICFR as of December 31, 2023. In conducting this evaluation, Management used the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO 2013 Framework). Based on the Company's evaluation, Management concluded that its disclosure controls and procedures and its ICFR were not effective as of December 31, 2023.

The Company is required to report any material weaknesses in the design or operating effectiveness of ICFR. A material weakness is a deficiency (or a combination of deficiencies) in ICFR, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim consolidated financial statements may not be prevented or detected on a timely basis. Enerflex identified control deficiencies that, in aggregate, constitute material weaknesses in three components of internal control as defined by the COSO 2013 Framework, specifically the control activities, information and communication, and monitoring components.

In 2023, the Company underwent significant expansion of operations and revenue growth following the acquisition of Exterran in October 2022. As a consequence of this transaction, Enerflex was required to be compliant with SOX by December 31, 2023. Despite efforts to achieve compliance with SOX by December 31, 2023, the Company was unable to assert that its system of internal control was effective as of December 31, 2023. Enerflex has identified the following four material weaknesses in ICFR that impact its financial statement accounts:

- Lack of consistent written policies and control procedures designed to be sufficiently precise to prevent and detect errors that have the potential to aggregate to a material amount;

- Insufficient evidencing and retention of documentation to support the review and approval of various controls;

- An ineffective information and communication process resulting from insufficient design and operation of control activities and inconsistent validation of the accuracy and completeness of information used in the execution of internal controls, primarily related to reports used to extract information from financial reporting systems and spreadsheets that utilize the extracted data; and

- As a consequence of the above material weaknesses the Company was unable to achieve effective monitoring, as controls did not operate over a sufficient period to enable an evaluation of operating effectiveness.

Due to the above, Management, including the CEO and Interim CFO, has concluded that the Company's ICFR was not effective as of December 31, 2023.

The material weaknesses did not result in any restatements of consolidated financial statements previously reported by Enerflex and there were no changes in previously released financial results. Accordingly, Management has concluded that the Financial Statements included in this report present fairly, in all material respects, the Company's financial position, results of operations, and cash flows for the periods presented, in conformity with IFRS. While there were no material accounting errors identified, there is a possibility that material misstatements in the Company's Financial Statements will not be prevented or detected on a timely basis because of the material weaknesses.

Remediation Plan and Activities:

Management and the Board of Directors of the Company are committed to maintaining a strong internal control environment, including continued investment in the Company's SOX Compliance Program and prompt remediation of the material weaknesses described above. With oversight of the Audit Committee of Enerflex's Board of Directors, management has evaluated its control environment and designed a remediation plan to address the material weaknesses and enhance its internal control environment.

In addition to work underway as part of the Company's 2024 SOX Compliance Program, the remediation plan includes the following activities:

- Enhancing regional resources to support remediation of control activities and improve documentary evidence protocols at the control execution level;

- Engaging additional experienced third-party advisors on various compliance initiatives, including monitoring of control remediation;

- Improving the design of existing controls and supporting policies by enhancing process documentation and refining precision levels in policies and procedures to facilitate the detection and prevention of errors that have the potential to aggregate to a material amount;

- Training control owners to support compliance efforts with existing and enhanced policies that establish steps and procedures required to be performed in executing and documenting internal controls, particularly in relation to information used in controls;

- Engaging individuals with project management expertise to ensure execution of the steps and procedures required to be performed in executing and documenting internal controls, in line with a project plan, a timeline and enhanced resources to evaluate the operating effectiveness of internal controls;

- Establishing a cross-regional project management committee to improve information flow; and

- Increasing the frequency of engagement between the internal controls and procedures implementation team, senior management, Enerflex's external auditor and the Audit Committee to review progress on remediation activities.

As the Company continues to evaluate and work to improve its internal control over financial reporting, Management may determine it necessary to take additional measures to address control deficiencies. The control environment cannot be considered remediated until the applicable controls operate for a sufficient period and management has concluded, through testing, that the controls are operating effectively. Management is committed to implementing the remediation plan throughout 2024 and believes it has committed sufficient resources to remediate the material weaknesses as soon as possible.

Changes in Internal Control Over Financial Reporting:

Management regularly reviews its system of ICFR and makes changes to the Company's processes and systems to improve controls and increase efficiency including, but not limited to, the changes set forth under "Remediation Plan and Activities", with a view to ensuring that the Company maintains an effective internal control environment. Other than is disclosed in this MD&A, there have been no significant changes in the design of the Company's ICFR during the twelve months ended December 31, 2023, that would materially affect, or is reasonably likely to materially affect, the Company's ICFR.

Ernst & Young LLP, who has audited the consolidated financial statements of Enerflex for the year ended December 31, 2023, has also issued a report on ICFR under the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"). Their report outlines the nature of their audits and expresses their opinion on the consolidated financial statements.

[signed] "Marc E. Rossiter"   [signed] "Preet Dhindsa"

Marc E. Rossiter   **Preet Dhindsa**
President, Chief Executive Officer,   Interim Chief Financial Officer
and Director

February 28, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Enerflex Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Enerflex Ltd. (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of loss, comprehensive loss, cash flows and changes in equity for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission "(2013 framework)," and our report dated February 28, 2024 expressed an adverse opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Measurement of revenue recognized from the supply of engineered systems

Description of the Matter

For the year ended December 31, 2023, the Company recognized $1,732.2 million of revenue from the supply of engineered systems. As described in notes 3r, 5 and 25 to the consolidated financial statements, revenues from the supply of engineered systems typically involve engineering, design, manufacture, installation and start-up of equipment recognized on a percentage-of-completion basis proportionate to the costs incurred in the construction of the project.

Auditing the Company's measurement of the revenue recognized related to engineered systems projects where the Company had not fulfilled all performance obligations of the contract's scope of work at December 31, 2023 was determined to be a critical audit matter as it involved especially subjective auditor judgement because the percentage-of-completion accounting related to these projects involves subjective management assumptions about estimates of the expected margin to be earned and the estimated remaining costs to complete for each project.

How We Addressed the Matter in Our Audit

To test the estimate of the measurement of revenue recognized based on the percentage-of-completion accounting, we performed audit procedures that included, among others, evaluating a sample of contractual arrangements, including pricing and billing terms, change orders and terms and conditions impacting revenue recognition, if any. For a sample of projects, we obtained an understanding of the projects' performance throughout the year and at year-end through inquiries with project managers from the contract project team. We evaluated the reasonableness of management's assumptions for estimated costs to complete by comparing the key inputs in the initial budget to actual costs incurred, and assessing trends based on our knowledge of similar projects. We evaluated the reasonableness of management's historical assumptions of estimated costs to complete by comparing previous cost estimation forecasts to actual results.

Evaluation of goodwill impairment

Description of the Matter

At December 31, 2023, the Company's goodwill was $571.8 million. As disclosed in notes 3a, 5, 15 and 36 to the consolidated financial statements, for the purposes of its impairment assessment, goodwill is allocated to cash generating units, which the Company has determined to be its operating segments. Goodwill is tested for impairment annually, or at any time an indicator of impairment exists. During the year ended December 31, 2023, the Company performed its impairment tests which resulted in the Company recording $87.2 million of goodwill impairment allocated to its Latin America operating segment. No impairment was recorded in the other operating segments.

Auditing the recoverable amounts in the Company's goodwill impairment tests was determined to be a critical audit matter as it involved significant estimation uncertainty and judgement primarily due to the sensitivity of the respective operating segments' estimated recoverable amounts to underlying significant assumptions. Significant assumptions included cash flow projections, discount rates, revenue growth rate, operating margins and terminal growth rate, which are affected by expectations about future market and economic conditions.

How We Addressed the Matter in Our Audit	To test the estimated recoverable amounts of the Company's operating segments, our audit procedures included, among others, assessing management's methodologies and testing the significant assumptions discussed above and the completeness and accuracy of underlying data used by the Company in its analysis. We involved our valuation specialists to assess the Company's impairment models, valuation methodology applied, and certain significant assumptions, including the discount rate and terminal growth rate. We compared commodity price forecasts used in management's estimated bookings calculation to external industry outlook data. We also assessed the historical accuracy of management's estimates and performed sensitivity analyses on significant assumptions to evaluate the changes in the recoverable amounts of the operating segments that would result from changes in the assumptions.

/s/ Ernst & Young LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2010.

Calgary, Canada

February 28, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Enerflex Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Enerflex Ltd.'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Enerflex Ltd. (the Company) has not maintained effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment. Management has identified material weaknesses with respect to (1) written policies and control procedures that were not designed with a sufficient level of precision (2) insufficient evidencing and retention of documentation to support the review and approval of various controls (3) insufficient design and operation of control activities and validation of the accuracy and completeness of information used in execution of internal controls, and (4) controls did not operate over a sufficient period to enable an evaluation of operating effectiveness.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of loss, comprehensive loss, cash flows and changes in equity for the years then ended and the related notes. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report dated February 28, 2024 which expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included under the heading Internal Control Over Financial Reporting contained in the accompanying management's discussion and analysis. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Calgary, Canada

February 28, 2024

Consolidated
Financial Statements

Consolidated Financial Statements

Consolidated Statements of Financial Position

($ Canadian thousands)		December 31, 2023		December 31, 2022[1]
Assets				
Current assets				
Cash and cash equivalents (Note 7)	$	126,089	$	253,776
Short-term investments		14,425		–
Accounts receivable (Note 8)		525,854		455,841
Contract assets (Note 8)		230,455		186,259
Inventories (Note 9)		389,398		369,298
Work-in-progress related to finance leases (Note 9)		–		41,986
Current portion of finance leases receivable (Note 13)		56,982		60,020
Income taxes receivable (Note 22)		4,090		10,397
Derivative financial instruments (Note 30)		594		901
Prepayments		76,579		71,398
Assets held for sale (Note 10)		9,225		–
Total current assets		**1,433,691**		1,449,876
Property, plant and equipment (Note 11)		136,472		152,505
Energy infrastructure assets (Note 11)		1,143,668		1,237,550
Contract assets (Note 8)		178,928		223,179
Lease right-of-use assets (Note 12)		82,213		78,372
Finance leases receivable (Note 13)		212,557		234,484
Deferred tax assets (Note 22)		27,520		21,857
Intangible assets (Note 14)		73,245		102,773
Goodwill (Note 15)		571,810		674,396
Other assets (Note 16)		51,876		83,076
Total assets	$	**3,911,980**	$	4,258,068
Liabilities and Shareholders' Equity				
Current liabilities				
Accounts payable and accrued liabilities (Note 17)	$	561,120	$	628,086
Provisions (Note 18)		25,976		18,826
Income taxes payable (Note 22)		73,530		74,086
Deferred revenue (Note 19)		392,371		366,085
Current portion of long-term debt (Note 20)		52,904		27,088
Current portion of lease liabilities (Note 21)		25,453		20,125
Derivative financial instruments (Note 30)		1,019		977
Other current liabilities		7,936		–
Liabilities associated with assets held for sale (Note 10)		6,319		–
Total current liabilities		**1,146,628**		1,135,273
Deferred revenue (Note 19)		29,485		33,435
Long-term debt (Note 20)		1,162,014		1,363,237
Lease liabilities (Note 21)		75,259		72,908
Deferred tax liabilities (Note 22)		86,502		88,550
Other liabilities		18,070		21,757
Total liabilities	$	**2,517,958**	$	2,715,160
Shareholders' equity				
Share capital (Note 23)	$	591,598	$	589,827
Contributed surplus (Note 24)		660,030		660,072
Retained earnings		40,892		164,200
Accumulated other comprehensive income		101,502		128,809
Total shareholders' equity		**1,394,022**		1,542,908
Total liabilities and shareholders' equity	$	**3,911,980**	$	4,258,068

[1] *Certain balances as at December 31, 2022 have been re-presented as a result of measurement period adjustments for the acquisition of Exterran as required by IFRS 3 "Business Combinations", refer to Note 6 "Acquisition" for more information.*

See accompanying notes to the consolidated financial statements, including Note 33 "Guarantees, Commitments, and Contingencies".

Consolidated Statements of Loss

($ Canadian thousands, except per share amounts)		Years ended December 31, 2023		2022
Revenue (Note 25)	**$**	**3,162,095**	$	1,777,798
Cost of goods sold		**2,544,949**		1,455,082
Gross margin		**617,146**		322,716
Selling, general and administrative expenses		**395,875**		301,242
Foreign exchange loss		**58,933**		19,202
Operating income		**162,338**		2,272
Gain (loss) on disposal of property, plant and equipment (Note 11)		**(2,146)**		199
Loss on short-term investments		**(17,624)**		–
Equity earnings from associates and joint ventures		**2,464**		4,719
Impairment of goodwill (Note 15)		**(87,168)**		(48,000)
Earnings (loss) before finance costs and income taxes		**57,864**		(40,810)
Net finance costs (Note 28)		**126,392**		38,923
Loss before income taxes		**(68,528)**		(79,733)
Income taxes (Note 22)		**42,396**		21,210
Net loss	**$**	**(110,924)**	$	(100,943)
Loss per share – basic (Note 29)	**$**	**(0.90)**	$	(1.04)
Loss per share – diluted (Note 29)	**$**	**(0.90)**	$	(1.04)
Weighted average number of shares – basic		**123,834,242**		97,045,917
Weighted average number of shares – diluted		**123,834,242**		97,045,917

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Loss

($ Canadian thousands)		Years ended December 31, 2023		2022
Net loss	$	(110,924)	$	(100,943)
Other comprehensive income (loss):				
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:				
Change in fair value of derivatives designated as cash flow hedges, net of income tax recovery		(363)		360
(Gain) loss on derivatives designated as cash flow hedges transferred to net loss, net of income tax expense		29		(389)
Unrealized gain (loss) on translation of foreign–denominated debt		18,728		11,779
Unrealized gain (loss) on translation of financial statements of foreign operations		(45,701)		72,406
Other comprehensive income (loss)	$	(27,307)	$	84,156
Total comprehensive loss	$	(138,231)	$	(16,787)

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

($ Canadian thousands)		Years ended December 31, 2023		2022
Operating Activities				
Net loss	**$**	**(110,924)**	$	(100,943)
Items not requiring cash and cash equivalents:				
Depreciation and amortization		**267,519**		128,287
Equity earnings from associates and joint ventures		**(2,464)**		(4,719)
Deferred income taxes (Note 22)		**(10,863)**		3,265
Share-based compensation expense (Note 26)		**7,652**		16,162
(Gain) loss on disposal of property, plant and equipment (Note 11)		**2,146**		(199)
Loss on short-term investments		**17,624**		–
Impairment of energy infrastructure assets (Note 11)		**1,726**		1,233
Impairment of goodwill (Note 15)		**87,168**		48,000
		259,584		91,086
Net change in working capital and other (Note 32)		**13,727**		(71,318)
Cash provided by operating activities	**$**	**273,311**	$	19,768
Investing Activities				
Net cash acquired from Acquisition (Note 6)	**$**	**–**	$	133,218
Additions to:				
Property, plant and equipment (Note 11)		**(21,818)**		(8,043)
Energy infrastructure assets (Note 11)		**(121,160)**		(107,797)
Intangibles (Note 14)		**(6,481)**		–
Proceeds on disposal of:				
Property, plant and equipment (Note 11)		**7,514**		416
Energy infrastructure assets (Note 11)		**32,336**		15,907
Purchase of short-term investments		**(32,049)**		–
Investment in associates and joint ventures		**–**		(5,950)
Dividends received from associates and joint ventures		**–**		3,094
Net change in working capital associated with investing activities		**(17,230)**		12,403
Cash provided by (used in) investing activities	**$**	**(158,888)**	$	43,248
Financing Activities				
Net proceeds from (repayment of) the Revolving Credit Facility (Note 20)	**$**	**(137,343)**		464,624
Issuance of the Notes		**–**		797,629
Issuance (repayment) of the Term Loan (Note 20)		**(26,746)**		207,062
Repayment of assumed debt on Acquisition		**–**		(1,022,112)
Repayment of the Notes on Acquisition		**–**		(285,722)
Repayment of the Bank Facility on Acquisition		**–**		(31,213)
Net proceeds from (repayment of) the Asset-Based Facility on Acquisition		**–**		(39,295)
Lease liability principal repayment (Note 21)		**(20,422)**		(15,758)
Dividends		**(12,378)**		(8,969)
Stock option exercises (Note 23)		**1,279**		260
Deferred transaction costs		**(4,884)**		(54,652)
Cash provided by (used in) financing activities	**$**	**(200,494)**	$	11,854
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	**$**	**(41,616)**	$	6,148
Increase (decrease) in cash and cash equivalents		**(127,687)**		81,018
Cash and cash equivalents, beginning of period (Note 7)		**253,776**		172,758
Cash and cash equivalents, end of period (Note 7)	**$**	**126,089**	$	253,776

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Changes in Equity

($ Canadian thousands)	Share capital		Contributed surplus		Retained earnings		Foreign currency translation adjustments		Hedging reserve		Accumulated other comprehensive income		Total
At January 1, 2022	$	375,524	$	658,615	$	274,962	$	44,544	$	109	$	44,653	$	1,353,754
Net loss		–		–		(100,943)		–		–		–		(100,943)
Other comprehensive income		–		–		–		84,185		(29)		84,156		84,156
Common shares issued (Note 6 and 23)		213,942		–		–		–		–		–		213,942
Effect of stock option plans (Note 23 and 24)		361		1,457		–		–		–		–		1,818
Dividends		–		–		(9,819)		–		–		–		(9,819)
At December 31, 2022	$	589,827	$	660,072	$	164,200	$	128,729	$	80	$	128,809	$	1,542,908
Net loss		–		–		(110,924)		–		–		–		(110,924)
Other comprehensive loss		–		–		–		(26,973)		(334)		(27,307)		(27,307)
Effect of stock option plans (Note 23 and 24)		1,771		(42)		–		–		–		–		1,729
Dividends		–		–		(12,384)		–		–		–		(12,384)
At December 31, 2023	**$**	**591,598**	**$**	**660,030**	**$**	**40,892**	**$**	**101,756**	**$**	**(254)**	**$**	**101,502**	**$**	**1,394,022**

See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements

(All amounts in thousands of Canadian dollars, except per share amounts or as otherwise noted.)

Note 1. Nature and Description of the Company

Enerflex Ltd. ("Enerflex" or "the Company") deploys and services high-quality sustainable energy infrastructure tailored to customers' needs – from individual, modularized products and services to integrated custom solutions. A leading energy services company, the Company's vertically integrated suite of product offerings includes processing, cryogenic, compression, electric power, and treated water solutions, spanning all phases of a project's lifecycle, from front-end engineering and design to after-market service. Enerflex's infrastructure business has proven expertise in delivering low-carbon solutions, including carbon capture utilization and storage, electrification, renewable natural gas, and hydrogen solutions.

Headquartered in Calgary, Alberta, Canada, Enerflex's registered office is located at 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada. Enerflex has approximately 4,800 employees worldwide. Enerflex, its subsidiaries, interests in associates and joint operations, operate in over 70 locations globally, including Canada, the United States of America ("USA"), Argentina, Bolivia, Brazil, Colombia, Mexico, Peru, the United Kingdom, United Arab Emirates ("UAE"), Bahrain, Oman, Egypt, Iraq, Nigeria, Pakistan, Saudi Arabia, Australia, Indonesia, and Thailand. Enerflex operates four business segments and reports in three business segments: Canada and USA, which combine into the North America ("NAM") reporting segment, Latin America ("LATAM") which includes our operations in Mexico and South America, and Eastern Hemisphere ("EH") which includes the Company's international operations in Europe, Africa, the Middle East, Australia, and Asia.

The following table represents material subsidiaries of the Company as at December 31, 2023:

Name	Jurisdiction of Incorporation	Ownership	Operating Segment
Enerflex Ltd.	Canada	Public Shareholders	North America
Enerflex International Holdings Ltd.	Barbados	100 percent	Eastern Hemisphere
Enerflex Energy Systems Inc.	Delaware, USA	100 percent	North America
Enerflex US Holdings Inc.[1]	Delaware, USA	100 percent	North America
Exterran Energy Solutions, LP	Delaware, USA	100 percent	North America
Enerflex Energy Systems (Australia) PTY Ltd.	Australia	100 percent	Eastern Hemisphere
Enerflex Middle East LLC	Oman	70 percent[2]	Eastern Hemisphere
Enerflex Middle East WLL	Bahrain	100 percent	Eastern Hemisphere
Enerflex Holding Company NL B.V.	Netherlands	100 percent	Eastern Hemisphere
Exterran Middle East LLC	Oman	100 percent	Eastern Hemisphere

[1] *Formerly named Exterran Corporation.*
[2] *Enerflex indirectly owns 100 percent of Enerflex Middle East LLC.*

Note 2. Basis of Presentation

(a) Statement of Compliance

These consolidated financial statements (the "Financial Statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and were approved and authorized for issue by the Board of Directors (the "Board") on February 28, 2024. Certain prior period amounts have been reclassified to conform with current period's presentation.

(b) Basis of Presentation and Measurement

These Financial Statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in Note 3 "Summary of Material Accounting Policies". The accounting policies described in Note 3 and Note 4 "*Changes in Accounting Policies*" have been applied consistently to all periods presented in these Financial Statements. Standards and guidelines issued but not yet effective for the current accounting period are described in Note 4 under the "*New Accounting Pronouncements*" sub-section.

Management performed a review of the presentation of certain selling, general and administrative expenses ("SG&A"). Following its review, the Company has disaggregated foreign exchange loss and loss on short-term investments from SG&A and presented them separately within the consolidated statements of loss. This disaggregation provides more relevant information and reflects the impact of the ongoing devaluation of the Argentine peso, caused by high inflation. More information can be found in Note 30 "*Financial Instruments*". For the year ended December 31, 2022, the impact of this disaggregation resulted in SG&A of $301 million and foreign exchange loss of $19 million compared to the previously reported SG&A of $320 million which included the aforementioned foreign exchange loss. The Company did not report any gain or loss on short-term investments for the year ended December 31, 2022. There was no impact to operating income for the year ended December 31, 2022 as a result of this disaggregation.

(c) Functional Currency and Presentation Currency

These Financial Statements are presented in Canadian dollars, which is the Company's presentation currency, rounded to the nearest thousand, except per share amounts or as otherwise noted. Transactions of the Company's individual entities are recorded in their own functional currency based on the primary economic environment in which it operates.

(d) Use of Estimates and Judgment

The timely preparation of these Financial Statements requires that Management make judgments, estimates, and assumptions based on existing knowledge that affect the application of accounting policies and the reported amounts and disclosures. Actual results could differ from these estimates and assumptions. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant estimates and judgments used in the preparation of the Financial Statements are described in Note 5 "*Significant Accounting Estimates and Judgment*".

(e) Basis of Consolidation

These Financial Statements include the accounts of the Company and its subsidiaries. Subsidiaries are fully consolidated from the date of acquisition and continue to be consolidated until the date that control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies. All intra-group balances, income and expenses, and unrealized gains and losses resulting from intra-group transactions are eliminated in full.

Note 3. Summary of Material Accounting Policies

(a) Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at fair value on the date of the acquisition. Acquisition costs incurred are expensed and included in SG&A, except for those associated with the issuance of debt, which are included in the initial carrying amount of the liability. Results of operations of businesses acquired are included in the Company's consolidated financial statements from the date of acquisition.

Goodwill arising on an acquisition of a business is initially measured at cost, being the excess of the aggregate of the consideration transferred over the net identifiable assets acquired and liabilities assumed. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill allocated to a group of cash–generating units ("CGUs") is reviewed for impairment annually, or when there is an indication that a related group of CGUs may be impaired. Impairment is determined by assessing the recoverable amount of the group of CGUs to which the goodwill relates. Where the recoverable amount of the group of CGUs is less than the carrying amount of the CGUs and related goodwill, an impairment loss is recognized in the consolidated statements of earnings. Impairment losses on goodwill are not reversed.

(b) Investments in Associates and Joint Ventures

Investments in associates and joint ventures are accounted for under the equity method. Under this method, the investment is carried on the consolidated statements of financial position at cost plus post–acquisition changes in the Company's share of net assets of the associate or joint venture. The significant associates and joint ventures held by the Company are as follows:

- 45 percent interest in Roska DBO Inc. ("Roska DBO").
- 65 percent interest in a joint venture in Brazil.

The consolidated statements of earnings reflect the Company's share of the results of operations of associates and joint ventures. Unrealized gains and losses resulting from transactions between the Company and associates are eliminated to the extent of the interest in the associate or joint venture.

The Company's share of profits from associates and joint ventures is shown on the face of the consolidated statements of earnings. This is the profit attributable to equity holders of the associates and joint venture partners and, therefore, is profit after tax and non–controlling interests in the subsidiaries of the associates and joint ventures.

(c) Foreign Currency Translation

In the accounts of individual subsidiaries, transactions in currencies other than the individual subsidiaries' functional currency are recorded at the prevailing rate of exchange at the date of the transaction. At year–end, monetary assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rate at that date. Non–monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non–monetary assets and liabilities measured at fair value in a foreign currency are translated using the rates of exchange at the date the fair value was determined.

The assets and liabilities on the statements of financial position of foreign subsidiaries are translated into Canadian dollars at the prevailing exchange rate at the reporting date. The statements of earnings of foreign subsidiaries are translated at average exchange rates for the reporting period. Exchange differences arising on the translation of net assets are taken to accumulated other comprehensive income.

All foreign exchange gains and losses are taken to the consolidated statements of earnings with the exception of exchange differences arising on monetary assets and liabilities that form part of the

Company's net investment in subsidiaries. These are taken directly to other comprehensive income until the disposal of the foreign subsidiary at which time the unrealized gain or loss is recognized in the consolidated statements of earnings.

On the disposal of a foreign subsidiary, accumulated exchange differences are recognized in the consolidated statements of earnings as a component of the gain or loss on disposal.

(d) Cash and Cash Equivalents

Cash and cash equivalents comprise primarily of cash at banks, term deposits, investments in money market funds, and all other short–term highly liquid deposits with original maturities of three months or less, that are held for the purpose of meeting short–term cash commitments, readily convertible to a known amount of cash and subject to an insignificant change in value.

(e) Short–Term Investments

Short–term investments comprise of investments into mutual funds other than money market funds. The Company examines all information provided by the fund managers and external sources to the extent possible to determine if the net asset value ("NAV") provided by the fund represents fair value. If it is determined that NAV represents fair value, the investment is adjusted to reflect NAV and unrealized gains or losses are recorded through profit or loss.

(f) Trade Receivables

Trade receivables are recognized and carried at original invoice amount less an allowance for any amounts estimated to be uncollectible. The Company calculates an expected credit loss based on historical experience of bad debts and specific provisions created when there is objective evidence that the collection of the full amount of a receivable is no longer probable under the terms of the original invoice. The amount of this allowance represents Management's best estimate of expected credit losses. Trade receivables are derecognized when they are assessed as uncollectible.

(g) Contract Assets

The payment terms and conditions in customer contracts may vary from the timing of revenue recognition. Contract assets result when the Company has recognized revenue based on performance obligations satisfied, but invoicing hasn't occurred. Once the contract permits invoicing, the contract assets are reclassified to trade receivables.

(h) Assets Held for Sale

Assets and the associated liabilities are classified as held for sale if their carrying amounts are expected to be recovered through a disposition rather than through continued use. The assets or disposal groups are measured at the lower of their carrying amount or estimated fair value less costs of disposal. Impairment losses on initial classification as well as subsequent gains or losses on remeasurement are recognized in the statement of earnings. Assets classified as held for sale are not depreciated or amortized after classification.

(i) Impairment of Non–Financial Assets (excluding Goodwill)

At least annually, the Company reviews the carrying amounts of its tangible and intangible assets with finite lives to assess whether there is an indication that those assets may be impaired. If any such indication exists, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's fair value less costs to sell and its value–in–use. In assessing its value–in–use, the estimated future cash flows attributable to the asset are discounted to their present value using a pre–tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. A corresponding impairment loss is recognized in the consolidated statements of earnings.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the original carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Any impairment reversal is recognized in the consolidated statements of earnings.

(j) Inventories

Inventories are valued at the lower of cost and net realizable value. Serialized inventory is determined on a first–in, first–out basis. Non–serialized inventory is determined based on a weighted average cost.

Cost of equipment, repair and distribution parts, and direct materials, include purchase costs and costs incurred in bringing each product to its present location and condition.

Cost of work–in–progress includes cost of direct materials, labour, and an allocation of overheads, based on normal operating capacity. Costs of work–in–progress related to finance leases pertain to the construction of projects that will be accounted for as finance leases. Once the project is completed and enters service the costs will be reclassified to cost of goods sold.

Cost of inventories includes the transfer from accumulated other comprehensive income of gains and losses on qualifying cash flow hedges in respect of the purchase of inventory.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining selling prices. Inventories are not written down below cost if the finished products in which they will be incorporated are expected to be sold at or above cost. When circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in selling prices, the amount of the write–down previously recorded is reversed.

(k) Property, Plant and Equipment

Property, plant and equipment ("PP&E") are stated at cost less accumulated depreciation and any accumulated impairment losses. Cost comprises the purchase price or construction cost and any costs directly attributable to making the asset capable of operating as intended. Depreciation is provided using the straight–line method over the estimated useful lives of the various classes of assets and commences when the assets are ready for intended use.

Asset Class	Estimated Useful Life Range
Buildings	5 to 20 years
Equipment	2 to 20 years

Major renewals and improvements are capitalized when they are expected to provide future economic benefit. When significant components of PP&E are required to be replaced at intervals, the Company derecognizes the replaced part, and recognizes the new part with its own associated useful life and depreciation. No depreciation is charged on land or assets under construction. Repairs and maintenance costs are charged to operations as incurred.

The carrying amount of an item of PP&E is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising from derecognition of PP&E is included in the consolidated statements of earnings when the item is derecognized.

Each asset's estimated useful life, residual value, and method of depreciation are reviewed and adjusted, if appropriate, at each year end, or when factors and circumstances suggest a different useful life for the asset.

(l) Energy Infrastructure Assets

Energy infrastructure ("EI") assets are stated at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which are generally between five and 20 years.

When the Company is responsible for major maintenance and overhauls, the actual overhaul cost is capitalized and depreciated over the estimated useful life of the overhaul, generally between two and five years. Repairs and maintenance costs are charged to operations as incurred.

Each asset's estimated useful life, residual value, and method of depreciation are reviewed and adjusted, if appropriate, at each year-end, or when factors and circumstances suggest a different useful life for the asset.

(m) Leases

Company as a Lessee

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use ("ROU") asset and a lease liability to reflect the benefit the Company obtains from the underlying asset in the lease and the requirement to pay the amounts included in the lease contract, respectively.

The ROU asset is measured at cost and is subsequently depreciated using the straight-line method over the lesser of the lease term or the useful life of the underlying asset, where appropriate.

The lease liability is initially measured at the present value of remaining lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Subsequently, lease liabilities are measured at amortized cost using the effective interest method. Lease liabilities are remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option.

The payments related to short-term and low value leases are recognized as expenses over the lease term.

Sale and leaseback transaction

For sale and leaseback transactions, the Company applies the requirements of IFRS 15 "Revenue from Contracts with Customers" ("IFRS 15") to determine whether the transfer of an asset is accounted for as a sale due to a change in control. If the transfer of the asset is a sale in accordance with IFRS 15, the Company will recognize the proportion of the asset not retained by the Company through the lease as revenue immediately after the sale. The proportion of the asset retained by the Company through the lease is recognized as a ROU asset and the lease liability is measured as the present value of the future lease payments.

Company as a Lessor

Leases in which the Company is the lessor are assessed upon commencement and are classified as either an operating lease or a finance lease. An operating lease does not transfer substantially all the risks and rewards of the leased asset to the customer. Lease payments from operating leases are recorded as income on a straight-line basis over the life of the lease. A finance lease exists when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee.

Amounts due from lessees under finance leases are recorded as finance lease receivables. Finance leases are initially recognized at amounts equal to the net investment in the lease, determined to be the fair value of the underlying asset, or, if lower, the present value of the lease payments discounted using a market rate of interest. Payments that are part of the leasing arrangement are divided between a reduction in the finance lease receivable and finance lease income. Finance lease income is recognized to produce a constant rate of return on the Company's investment in the lease and is included in revenues.

(n) Deferred Revenue

The payment terms and conditions in customer contracts may vary from the timing of revenue recognition. Deferred revenue occurs when the company has collected payment but has not delivered the product or service that satisfies the performance obligation. Deferred revenue is recognized to the income statement as the underlying products and services are delivered.

(o) Financial Instruments

Financial instruments are measured at fair value on initial recognition of the instrument, plus or minus transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. For the purposes of measuring financial assets after initial recognition, the Company classifies financial assets as either amortized cost, fair value through other comprehensive income ("FVOCI"), or fair value through profit or loss ("FVTPL"), based on the contractual cash flow characteristics and the Company's business model for managing the financial asset. For the purposes of measuring financial liabilities after initial recognition, the Company classifies all financial liabilities as amortized cost, except certain financial liabilities, such as derivatives, which are classified as FVTPL.

The Company applies the market approach for recurring fair value measurements. Three levels of inputs may be used to measure fair value:

- Level 1: Fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an on–going basis;
- Level 2: Fair value measurements are those derived from inputs, other than quoted prices included in Level 1, that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
- Level 3: Fair value measurements are those derived from inputs for the asset or liability that are not based on observable market data (unobservable inputs). In these instances, internally developed methodologies are used to determine fair value.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability, and may affect placement within.

The Company has made the following classifications:

- Short–term investments are measured at fair value through profit or loss. Gains and losses resulting from the periodic revaluation are recorded in the consolidated statements of earnings;
- Accounts receivable, preferred shares, and cash and cash equivalents are recorded at amortized cost using the effective interest rate method; and
- Accounts payable, accrued liabilities, and long–term debt are recorded at amortized cost using the effective interest rate method.

Transaction costs are expensed as incurred for financial instruments classified or designated as FVTPL. Transaction costs related to financial liabilities classified and measured at amortized cost are added to the value of the instrument at acquisition and taken into the consolidated statements of earnings using the effective interest rate method.

(p) Derivative Financial Instruments and Hedge Accounting

The Company formally documents its risk management objectives and strategies to manage exposures to fluctuations in foreign currency exchange rates and interest rates. The risk management policy permits the use of certain derivative financial instruments, including forward foreign exchange contracts and interest rate swaps, to manage these fluctuations. The Company does not enter into derivative financial agreements for speculative purposes.

Derivative financial instruments are measured at their fair value upon initial recognition and are remeasured to their fair value at the end of each reporting period. The fair value of quoted derivatives is equal to their positive or negative market value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

The Company elected to apply hedge accounting for foreign exchange forward contracts for anticipated transactions. These are designated as cash flow hedges. For cash flow hedges, fair value changes of the effective portion of the hedging instrument are recognized in accumulated other comprehensive income, net of taxes. The ineffective portion of the fair value changes is recognized in the consolidated statements of earnings. Amounts charged to accumulated other comprehensive income are reclassified to the consolidated statements of earnings when the hedged transaction affects the consolidated statements of earnings.

The Company's U.S. dollar–denominated long–term debt has been designated as a hedge of net investment in self–sustaining foreign operations. As a result, a portion of unrealized foreign exchange gains and losses on the U.S. dollar–denominated long–term debt are included in the cumulative translation account in other comprehensive income.

On an ongoing basis, an assessment is made as to whether the designated derivative financial instruments continue to be effective in offsetting changes in cash flows of the hedged transactions.

(q) Intangible Assets

Intangible assets are carried at cost less accumulated amortization and any accumulated impairment losses. Intangible assets with a finite life are amortized on a straight–line basis over Management's best estimate of their expected useful lives. The amortization charge is included in SG&A in the consolidated statements of earnings. The expected useful lives and amortization method are reviewed on an annual basis with any change in the useful life or pattern of consumption adjusted at year end. Intangible assets are tested for impairment whenever there is an indication that the asset may be impaired.

Acquired identifiable intangible assets with finite lives are amortized on a straight–line basis over their estimated useful lives. Customer relationships, software, and other intangible assets have an estimated useful life range of two to 11 years.

(r) Revenue Recognition

Revenue is recognized as the Company satisfies its performance obligations by transferring promised goods or services to customers, regardless of when payment is received. Revenue is measured at the amount of consideration to which the Company expects to be entitled, in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties, and may include fixed amounts, variable amounts, or both. Variable amounts are recorded using either the "expected value approach" or the "most likely outcome approach", as determined upon initial recognition of the contract, and are reassessed at each reporting period. The expected value approach measures variable consideration by probability weighting all the potential outcomes. The most likely outcome approach measures variable consideration as Management's best estimate of the variable component. In estimating variable consideration, the Company reviews any potential for returns, refunds, and other similar obligations. For contracts containing multiple performance obligations, the amount of consideration to which the Company expects to be entitled is allocated to individual performance obligations proportionately based on the stand–alone selling price.

Energy Infrastructure

Revenue from EI assets is recognized in accordance with the terms of the relevant agreement with the customer over the term of the agreement. Payments are typically required on a monthly basis with no unusual payment terms. Certain rental contracts contain an option for the customer to purchase the assets at the end of the rental period. Should the customer exercise this option to purchase, revenue from the sale of the equipment is recognized directly in the consolidated statements of earnings.

Revenue from contracts that have been classified as finance leases relating to existing or pre-owned equipment, are recorded as EI revenue. At the inception of a contract, all leases are classified as either an operating or finance lease. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset. Whether a lease is an operating or finance lease depends on the substance of the transaction rather than the form of the contract. Examples of situations, which typically would lead to a lease being classified as a finance lease, include but are not limited to:

a) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term;
b) the lessee has the option to purchase the underlying asset at a price that is expected to be sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception date, that the option will be exercised;
c) the lease term is for the major part of the economic life of the underlying asset even if title is not transferred;
d) at the inception date, the present value of the lease payments amounts to at least substantially all of the fair value of the underlying asset; and
e) the underlying asset is of such a specialised nature that only the lessee can use it without major modifications.

At the commencement of these finance leases, the Company recognizes revenue and a finance lease receivable equal to the net investment in the lease. Finance income is recognized in EI revenue reflecting a constant periodic rate of return on the Company's net investment in the lease over the lease term.

After-Market Services

After-Market Services ("AMS") revenues include the sales of parts and equipment, as well as the servicing and maintenance of equipment. For the sale of parts and equipment, revenue is recognized when the transfer of control passes, which is typically at the point of shipping. For servicing and maintenance of equipment, revenue is recognized on a straight-line basis based on performance of the contracted-upon service.

Revenue from long-term service contracts is recognized on a stage of completion basis proportionate to the service work that has been performed based on parts and labour service provided. Payments are typically required on a monthly basis or as work is performed, with no unusual payment terms. At the completion of the contract, any remaining profit on the contract is recognized as revenue. Any expected losses on such projects are charged to operations when determined. Long-term service contracts include scheduled milestone maintenance, corrective or crash maintenance, the supply of parts, and the operation of equipment.

Engineered Systems

Revenue from the supply of equipment systems – contracts typically involving engineering, design, manufacture, installation, and start-up of equipment – is accounted for as Engineered Systems ("ES") revenue. Such revenue is recognized on a percentage-of-completion basis proportionate to the costs incurred in the construction of the project. At the completion of the contract, any remaining profit on the contract is recognized as revenue. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately. Revenue from ES includes the supply of compression, processing, and electric power equipment, as well as retrofit work and construction on integrated turnkey projects. The Company also provides a warranty on manufactured equipment as part of the standard terms and conditions of the contract. No options are provided for the customer to purchase a warranty separately.

For ES contracts, the Company generally requires customers to pay based on milestones as manufacturing progresses. These milestones are generally structured to keep the Company cash flow-positive. Contracts are also generally structured to ensure the Company is made whole for costs incurred in the event of a cancellation.

Revenue from contracts that have been classified as finance leases for newly manufactured equipment are recorded as ES revenue for the upfront sale of equipment recognized at a point in time when the lease commences.

ES projects are typically completed within a year; however, this timing can be impacted by both internal and external factors such as shop loading and customer delivery requests.

The Company has elected to omit adjusting for significant financing components in the consideration amount if the entity expects payment within one year of transferring goods or services to a customer. Incremental costs of obtaining a contract predominantly relate to commission costs on ES projects, which are typically completed within one year. Accordingly, the Company did not recognize commission costs incurred as an asset in the consolidated statements of financial position.

(s) Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

(t) Onerous Contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

(u) Employee Future Benefits

The Company sponsors various defined contribution pension plans, which cover substantially all employees and are funded in accordance with applicable plan and regulatory requirements. Regular contributions are made by the Company to the employees' individual accounts, which are administered by a plan trustee, in accordance with the plan document. The actual cost of providing benefits through defined contribution pension and the 401(k) matched savings plans is charged to earnings in the period in respect of which contributions become payable.

(v) Finance Income and Costs

Finance income comprises interest income on funds invested. Finance income is recognized as it accrues in profit or loss, using the effective interest rate method.

Finance costs comprise interest expense on borrowings, amortization of the Notes discount using the effective interest rate method, and interest incurred on lease liabilities.

(w) Share-Based Payments

Equity-Settled Share-Based Payments

The Company offers a Stock Option Plan to key employees, measured at the fair value of the equity instrument at the grant date. Details regarding the determination of the fair value of equity–settled share–based transactions are set out in Note 26 "*Share-Based Compensation*".

The fair value of equity–settled share–based payments is expensed over a five–year vesting period with a corresponding increase in equity. Stock options have a seven–year expiry and are exercisable at the designated common share price, which is determined by the average of the market price of the Company's shares on the five days preceding the date of the grant. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest.

Cash–Settled Share–Based Payments
The Company offers Deferred Share Unit ("DSU"), Performance Share Unit ("PSU"), Restricted Share Unit ("RSU"), and Cash Performance Target ("CPT") plans to certain employees. The Company also offers the DSU plan to non–employee directors. For each cash–settled share–based payment plan, a liability is recognized at the fair value of the liability. At the end of each reporting period until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with changes in fair value recognized in the consolidated statements of earnings.

The Company also offers a Phantom Share Entitlement ("PSE") plan to certain employees of affiliates located in Australia and the UAE. PSEs are measured at the fair value of the equity instrument at the grant date and expensed over a five–year vesting period and expire on the seventh anniversary. The exercise price of each PSE equals the average of the market price of the Company's shares on the five days preceding the date of the grant. At the end of each reporting period until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with changes in fair value recognized in the consolidated statements of earnings. The award entitlements for increases in the share trading value of the Company are to be paid to the recipient in cash upon exercise.

(x) Income Taxes

Income tax expense represents the sum of current income tax and deferred tax.

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Taxable earnings differ from earnings as reported in the consolidated statements of earnings as it excludes temporary and permanent differences. The Company's current tax assets and liabilities are calculated by using tax rates that have been enacted or substantively enacted at the reporting date.

Deferred income tax is recognized on all temporary differences at the reporting date based on the difference between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, with the following exceptions:

- Where the temporary difference arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss;
- In respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future; and
- Deferred income tax assets are recognized only to the extent that it is probable that a taxable profit will be available against which the deductible temporary differences, carried forward tax credits, or tax losses can be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured on an undiscounted basis at the tax rates that are expected to apply when the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the reporting date.

Current and deferred income taxes are charged or credited directly to equity if it relates to items that are credited or charged to equity in the same period. Otherwise, income tax is recognized in the consolidated statements of earnings.

In accordance with IAS 12 Income taxes, where an entity's tax return is prepared in a currency other than its functional currency, changes in the exchange rate between the two currencies create temporary differences with respect to the valuation of non-monetary assets and liabilities. As a result, deferred tax is recognized in the consolidated statements of earnings and the consolidated statement of financial position.

(y) Earnings Per Share

Basic earnings per share is calculated by dividing the net earnings for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding for dilutive common shares related to the Company's equity-settled share-based compensation plan.

Note 4. Changes in Accounting Policies

Amendments to Existing Standards

The Company has reviewed amendments to existing accounting standards, The following amendments, effective for annual periods beginning on or after January 1, 2023, were adopted by the Company as of January 1, 2023. There were no adjustments that resulted from the adoption of these amendments on January 1, 2023.

(a) IAS 1 Presentation of Financial Statements ("IAS 1") and IFRS Practice Statement 2

Effective January 1, 2023, the IASB issued amendments to IAS 1, which helps companies provide useful accounting policy disclosures. The key amendments include (a) requiring companies disclose their material accounting policies rather than focusing on significant accounting policies; (b) clarifying that accounting policies related to immaterial transactions, other events or conditions are themselves immaterial and as such need not be disclosed; and (c) clarifying that not all accounting policies that relate to material transactions, other events or conditions are themselves material to a company's financial statements.

(b) IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8")

Effective January 1, 2023, the definition of accounting estimates was amended under IAS 8. Under the amended definition, a change in an input or a change in a measurement technique are changes in accounting estimates if they do not result from the correction of prior period errors. The amendment further clarifies that accounting estimates are monetary amounts in the financial statements subject to measurement uncertainty.

(c) IAS 12 Income Taxes ("IAS 12")

    (i)   In May 2021, the IASB issued amendments to IAS 12, which narrows the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. Under the amendments, the initial recognition exception does not apply to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. It only applies if the recognition of a related asset and liability give rise to taxable and deductible temporary differences that are not equal.

    (ii)   In May 2023, the IASB issued final amendments to International Tax Reform – Pillar Two Model Rules. The amendments introduced a temporary exception to entities from the recognition and disclosure of information about deferred tax assets and liabilities related to Pillar Two model rules. The Company is within the scope of the Organisation for Economic Co-operation and Development Pillar Two model rules, and under the legislation, the Company is liable to pay a top-up tax for the difference between its GLoBE effective tax rate per jurisdiction, and the 15% minimum rate. The Company's subsidiaries have an effective tax rate that exceeds 15%, except for certain subsidiaries that operate in the UAE and Bahrain.

           For the year ended December 31, 2023, earnings before income taxes from the UAE and Bahrain was approximately $37 million with an average tax rate of 0% as calculated in accordance with IAS 12. Management has determined that these jurisdictions are more likely than not to have additional current tax liability. Due to the complexities in applying the legislation and calculating GLoBE income, the quantitative impact of this legislation is not yet reasonably estimated.

New Accounting Pronouncements

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective.

(a) IAS 1 Presentation of Financial Statements ("IAS 1")

In October 2022, the IASB issued amendments to clarify that the classification of liabilities as current or non-current is based solely on a company's right to defer settlement for at least twelve months at the reporting date. The right needs to exist at the reporting date and must have substance. In addition to the amendment from January 2020 where the IASB issued amendments to IAS 1, to provide a more general approach to the presentation of liabilities as current or non-current, only covenants with which a company must comply on or before the reporting date may affect this right. Covenants to be complied with after the reporting date do not affect the classification of a liability as current or non-current at the reporting date.

These amendments are effective January 1, 2024 and are to be applied retrospectively. Management believes these amendments will have no significant impacts on the Company.

(b) IFRS 16 Leases ("IFRS 16")

In September 2022, the IASB issued amendments to IFRS 16 that add subsequent measurement requirements for lease liabilities arising from sale and leaseback transactions for seller-lessees. The amendment does not prescribe specific measurement requirements for lease liabilities but measures the lease liability in a way that it does not recognise any amount of the gain or loss that relates to the right of use retained.

These amendments are effective January 1, 2024 and are to be applied retrospectively. Management believes these amendments will have no significant impacts on the Company.

(c) IAS 21 The Effects of Changes in Foreign Exchange Rates ("IAS 21")

In August 2023, the IASB issued amendments to IAS 21 which specifies how an entity should assess whether a currency is exchangeable and how to estimate the spot exchange rate when a currency is not exchangeable.

Under the amendment, a currency is considered to be exchangeable into another currency when an entity is able to obtain the other currency within a time frame that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations. When a currency is not exchangeable, an entity estimates the spot rate as the rate at which an orderly transaction would take place between market participants at the measurement date that would reflect the prevailing economic conditions. An entity is required to disclose information that would enable users to evaluate when and how a currency's lack of exchangeability affects financial performance, financial positions, and cash flows of an entity.

The amendments are effective January 1, 2025, with early adoption permitted. Management has not yet determined the full impact this amendment will have on the Company.

Note 5. Significant Accounting Estimates and Judgment

The timely preparation of these Financial Statements requires that Management make estimates and assumptions and use judgment. Estimates, assumptions and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, uncertainties about the current economic environment including significant market volatility in commodity prices, high inflation, high interest rates, and increasing energy prices.

Uncertainty about these assumptions and estimates could however result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. In the process of applying the Company's accounting policies, Management has made the following judgments, estimates, and assumptions, which have a significant effect on the amounts recognized in the consolidated financial statements:

Revenue Recognition – Performance Obligation Satisfied Over Time

The Company reflects revenues relating to performance obligations satisfied over time using the percentage–of–completion approach of accounting. The Company uses the input method of percentage–of–completion accounting, whereby actual input costs as a percentage of estimated total costs is used as the basis for determining the extent to which performance obligations are satisfied. The input method of percentage–of–completion accounting provides a faithful depiction of the transfer of control to the customer, as the Company is able to recover costs incurred relating to the satisfaction of the associated performance obligation. This approach to revenue recognition requires Management to make a number of estimates and assumptions surrounding the expected profitability of the contract, the estimated degree of completion based on cost progression, and other detailed factors. Although these factors are routinely reviewed as part of the project management process, changes in these estimates or assumptions could lead to changes in the revenues recognized in a given period.

Certain contracts also include aspects of variable consideration, such as liquidated damages on project delays. For these contracts, Management must make estimations as to the likelihood of the variable consideration being recognized or constrained, based on the status of each project, the potential value of variable consideration, communication received from the customer, and other factors. Management continues to monitor these factors. Changes in estimated cost or revenue associated with a project, including variable consideration, could result in material changes to revenue and gross margin recognized on certain projects.

Revenue Recognition – Performance Obligation Satisfied at a Point in Time

The Company reflects revenues relating to performance obligations satisfied at a point in time when control – indicated by transfer of the legal title, physical possession, significant risks and rewards of ownership, or any combination of these indicators – is transferred to the customer. When the Company is a lessor, and determines that a lease is a finance lease, the upfront sale of equipment is recognized at a point in time at lease commencement.

Provisions for Warranty

Provisions set aside for warranty exposures either relate to amounts provided systematically based on historical experience under contractual warranty obligations or specific provisions created in respect of individual customer issues undergoing commercial resolution and negotiation. Amounts set aside represent Management's best estimate of the likely settlement and the timing of any resolution with the relevant customer.

Business Acquisitions

In a business acquisition, the Company may acquire assets and assume certain liabilities of an acquired entity. Estimates are made as to the fair value of PP&E, intangible assets, and goodwill, among other items. In certain circumstances, such as the valuation of PP&E and intangible assets acquired, the Company relies on independent third-party valuators. The determination of these fair values involves a variety of assumptions, including revenue growth rates, projected cash flows, customer attrition rates, operating margins, discount rates, and economic lives.

PP&E, Energy Infrastructure Assets and Intangible Assets

PP&E, EI assets, and intangible assets are stated at cost less accumulated depreciation and accumulated amortization and any impairment losses. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of PP&E, EI assets, and intangible assets is reviewed on an annual basis. Assessing the reasonableness of the estimated useful lives of PP&E, EI assets, and intangible assets requires judgment and is based on currently available information. PP&E, EI assets, and intangible assets are also reviewed for potential impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Changes in circumstances, such as technological advances and changes to business strategy can result in actual useful lives differing significantly from estimates. The assumptions used, including rates and methodologies, are reviewed on an ongoing basis to ensure they continue to be appropriate. Revisions to the estimated useful lives of PP&E, EI assets, and intangible assets constitutes a change in accounting estimate and are applied prospectively.

ROU Asset and Lease Liability

The Company determines the ROU asset and lease liability for each lease upon commencement. In calculating the ROU asset and lease liability, the Company is required to determine a suitable discount rate in order to calculate the present value of the contractual payments for the right to use the underlying asset during the lease term. In addition, the Company is required to assess the term of the lease, including if the Company is reasonably certain to exercise options to extend the lease or terminate the lease. Discount rates and lease assumptions are reassessed on a periodic basis.

Finance Lease Receivables

In calculating the value of the Company's finance lease receivables, the Company is required to determine the fair value of the underlying assets included in the finance lease transaction, or, if lower, the present value of the lease payments discounted using a market rate of interest. The fair value of the underlying assets should reflect the amount that the Company would otherwise recognize on a sale of those assets.

Allowance for Doubtful Accounts

Amounts included in allowance for doubtful accounts reflect the expected credit losses for trade receivables. The Company determines allowances based on Management's best estimate of future expected credit losses, considering historical default rates, current economic conditions, and forecasts of future economic conditions. Future economic conditions, especially around the oil and gas industry, may have a significant impact on the collectability of trade receivables from customers and the corresponding expected credit losses. Management has implemented additional monitoring processes in assessing the creditworthiness of customers and believes the current provision appropriately reflects the best estimate of its future expected credit losses. Significant or unanticipated changes in economic conditions could impact the magnitude of future expected credit losses.

Impairment of Inventories

The Company regularly reviews the nature and quantities of inventory on hand and evaluates the net realizable value of items based on historical usage patterns, known changes to equipment or processes, and customer demand for specific products. Significant or unanticipated changes in business conditions could impact the magnitude and timing of impairment recognized.

Impairment of Non-Financial Assets

Impairment exists when the carrying value of an asset or group of assets exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value-in-use. The value-in-use calculation is based on a discounted cash flow model, which requires the Company to estimate future cash flows and use judgment to determine a suitable discount rate to calculate the present value of those cash flows.

Impairment of Goodwill

The Company tests goodwill for impairment at least on an annual basis, or when there is any indication that goodwill may be impaired. This requires an estimation of the value-in-use of the groups of CGUs to which the goodwill is allocated. The Company has determined the group of CGUs to be its operating segments for purposes for its impairment assessment. Estimating the value-in-use requires an estimate of the expected future cash flows from each group of CGUs and use judgment to determine a suitable discount rate in order to calculate the present value of those cash flows. The methodology and assumptions used, as well as the results of the assessment performed are detailed in Note 15 "*Goodwill and Impairment Review of Goodwill* ".

Income Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income. The Company establishes provisions for uncertain tax positions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective company's domicile. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them as required. However, it is possible that, at some future date, current income tax liabilities are in excess of the Company's current income tax provision as a result of these audits, adjustments, or litigation with tax authorities. These differences could materially impact the Company's assets, liabilities, and net income.

Deferred tax assets are recognized for all unused tax losses, carried forward tax credits, or other deductible temporary differences to the extent that it is probable that taxable profit will be available against which these deferred tax assets can be utilized. Significant judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing of reversal, expiry of losses and the level of future taxable profits together with future tax planning strategies. The basis for this estimate is Management's cash flow projections. To the extent the Company determines the recoverability of deferred tax assets is unlikely, the deferred tax asset is not recognized. Management regularly assesses the unrecognized deferred tax asset to determine what portion can be recognized in response to changing economic conditions or recent events.

Share–Based Compensation

The Company employs the fair value method of accounting for stock options and phantom share entitlement. The determination of the share–based compensation expense for stock options and phantom share entitlement requires the use of estimates and assumptions based on exercise prices, market conditions, vesting criteria, length of employment, and past experiences of the Company. Changes in these estimates and future events could alter the determination of the provision for such compensation. Details concerning the assumptions used are described in Note 26 "*Share–Based Compensation*".

Note 6. Acquisition

On October 13, 2022, the Company completed the acquisition (the "Transaction") of Exterran Corporation ("Exterran") for total consideration of $223 million. The following table summarizes the final details of the consideration and the recognized amounts of assets acquired and liabilities assumed at the date of acquisition.

October 13, 2022		Final		Preliminary
Purchase consideration				
Shares exchanged	$	213,942	$	213,942
Fair value of vested stock–based compensation[1]		8,641		8,641
Total purchase consideration	$	222,583	$	222,583
Identifiable assets acquired and liabilities assumed				
Net working capital	$	63,290	$	56,715
Property, plant, and equipment		60,395		60,395
Energy infrastructure assets		568,550		581,338
Contract assets		217,585		217,585
Finance leases receivables		77,578		77,578
Intangible assets		102,789		102,789
Other long–term assets		69,024		66,602
Long–term debt		(1,019,436)		(1,019,436)
Other long–term liabilities		(51,636)		(60,408)
Total net identifiable assets	$	88,139	$	83,158
Goodwill	$	134,444	$	139,425

[1] *Included in the fair value of vested stock–based compensation is $2 million of cash payments to Exterran stockholders that held fractional shares on the date of acquisition.*

During the three months ended March 31, 2023, the Company sold certain EI assets which resulted in the adjustment of fair value. The adjusted purchase price allocation resulted in decreases to EI assets of $13 million and net working capital, less than $1 million, and increases to deferred tax assets of $4 million and goodwill of $10 million.

During the three months ended September 30, 2023, the Company finalized its assessment of deferred and current taxes, which led to further purchase price allocation adjustments resulting in decreases to deferred taxes of $7 million and current taxes of $10 million, and an increase to accrued liabilities of $2 million. The impact of these adjustments was a $15 million decrease to goodwill.

The net impact of these adjustments was a decrease of $5 million to goodwill, and resulted in final goodwill for the Transaction of $134 million.

During the year ended December 31, 2023, the Company incurred $61 million (December 31, 2022 – $71 million) of further restructuring, transaction, and integration costs directly related to the Transaction. These costs are included in cost of goods sold ("COGS") and SG&A in the consolidated statements of loss.

Note 7. Cash and Cash Equivalents

Cash and cash equivalents consisted of the following:

December 31,		2023		2022
Cash	$	122,271	$	253,776
Money market fund		3,818		–
Cash and cash equivalents	$	126,089	$	253,776

Note 8. Accounts Receivable and Contract Assets

Accounts receivable consisted of the following:

December 31,		2023		2022[1]
Trade receivables	$	529,550	$	457,850
Less: allowance for doubtful accounts		(12,539)		(7,652)
Trade receivables, net	$	517,011	$	450,198
Other receivables		8,843		5,643
Total accounts receivable	$	525,854	$	455,841

[1] Certain balances as at December 31, 2022 have been re-presented as a result of measurement period adjustments related to the Transaction as required by IFRS 3 "Business Combinations", refer to Note 6 "Acquisition" for more information.

Aging of trade receivables:

December 31,		2023		2022
Current to 90 days	$	440,459	$	405,196
Over 90 days		89,091		52,654
Trade receivables	$	529,550	$	457,850

Movement in allowance for doubtful accounts:

December 31,		2023		2022
Opening balance	$	7,652	$	10,334
Impairment provision additions on receivables		1,858		628
Amounts settled and derecognized during the period		2,582		(3,499)
Currency translation effects		447		189
Closing balance	$	12,539	$	7,652

Movement in contract assets:

December 31,	2023		2022
Opening balance	$ 409,438	$	82,760
Acquisition (Note 6)	–		281,509
Unbilled revenue recognized	1,364,706		559,229
Amounts billed	(1,354,908)		(517,828)
Currency translation effects	(9,853)		3,768
Closing balance	$ 409,383	$	409,438
Current contract assets	$ 230,455	$	186,259
Non–current contract assets	178,928		223,179
Total contract assets	$ 409,383	$	409,438

Amounts recognized as current contract assets are typically billed to customers within three months and amounts recognized as non–current contract assets will be billed to customers more than twelve months from the date of the balance sheet.

Note 9. Inventories

Inventories consisted of the following:

December 31,	2023		2022
Direct materials	$ 92,132	$	107,575
Repair and distribution parts	152,282		136,876
Work–in–progress	119,254		98,297
Equipment	25,730		26,550
Total inventories	$ 389,398	$	369,298

December 31,	2023		2022
Work–in–progress related to finance leases	$ –	$	41,986

The amount of inventory and overhead costs recognized as expense and included in COGS during the year ended December 31, 2023 was $2,545 million (December 31, 2022 – $1,455 million). COGS is made up of direct materials, direct labour, depreciation on manufacturing assets, post-manufacturing expenses, and overhead. COGS also includes inventory write-downs pertaining to obsolescence and aging, and recoveries of past write-downs upon disposition. The net change in inventory reserves charged to the consolidated statements of loss and included in COGS for the year ended December 31, 2023 was $1 million (December 31, 2022 – $2 million).

The costs related to the construction of EI assets determined to be finance leases are accounted for as work–in–progress related to finance leases. Once a project is completed and enters service it is reclassified to COGS. During the year ended December 31, 2023 the Company invested $5 million (December 31, 2022 – $75 million) related to finance leases that commenced operations in the period. The Company does not have any finance lease projects in progress as at December 31, 2023.

Note 10. Assets and Liabilities Classified as Held for Sale

As part of the Company's portfolio optimization strategy, Management committed to a plan to sell certain assets within the EH segment. Accordingly, these assets and associated liabilities are presented as held for sale. In the fourth quarter of 2023, the Company entered into a sales agreement for these assets and the sale closed subsequent to December 31, 2023.

As of December 31, 2023, assets and liabilities held for sale are comprised of cash and cash equivalents, lease ROU assets, the related lease liabilities, and accounts payables and accrued liabilities.

	December 31, 2023
Assets classified as held for sale:	
Cash and cash equivalents	$ 3,319
Lease ROU assets	5,906
Total assets classified as held for sale	**$ 9,225**
Liabilities associated with assets classified as held for sale:	
Accounts payable and accrued liabilities	$ 110
Lease liabilities	6,209
Total liabilities associated with assets classified as held for sale	**$ 6,319**

The Company measured its non-current assets classified as held for sale at the lower of its carrying amount and the fair value less costs to sell, and no impairment was required.

Note 11. Property, Plant and Equipment and Energy Infrastructure Assets

A reconciliation of the changes in the carrying amount of PP&E and EI assets were as follows:

		Land		Building		Equipment		Assets under construction		Total property, plant and equipment		Energy infrastructure assets
Cost												
December 31, 2022	$	23,559	$	151,400	$	90,698	$	4,585	$	270,242	$	1,529,166
Additions		–		376		2,402		19,040		21,818		121,160
Reclassification		120		2,985		13,340		(17,519)		(1,074)		–
Disposals		(612)		(7,979)		(17,128)		–		(25,719)		(96,788)
Reclassified to assets held for sale (Note 10)		–		(5,880)		(2,331)		–		(8,211)		–
Currency translation effects		(421)		(3,990)		(4,787)		2,758		(6,440)		(42,815)
December 31, 2023	$	22,646	$	136,912	$	82,194	$	8,864	$	250,616	$	1,510,723
Accumulated depreciation												
December 31, 2022	$	–	$	(58,666)	$	(59,071)	$	–	$	(117,737)	$	(291,616)
Depreciation charge		–		(9,901)		(16,965)		–		(26,866)		(171,932)
Impairment		–		–		–		–		–		(1,726)
Disposals		–		4,774		11,285		–		16,059		73,393
Reclassified to assets held for sale (Note 10)		–		5,880		2,331		–		8,211		–
Currency translation effects		–		2,176		4,013		–		6,189		24,826
December 31, 2023	$	–	$	(55,737)	$	(58,407)	$	–	$	(114,144)	$	(367,055)
Net book value – December 31, 2023	$	22,646	$	81,175	$	23,787	$	8,864	$	136,472	$	1,143,668

		Land		Building		Equipment		Assets under construction		Total property, plant and equipment		Energy infrastructure assets[1]
Cost												
December 31, 2021	$	18,411	$	114,021	$	64,492	$	3,068	$	199,992	$	839,734
Acquisition (Note 6)		4,237		31,864		22,952		1,342		60,395		568,550
Additions		–		6		2,001		6,036		8,043		107,797
Reclassification		–		885		4,022		(5,314)		(407)		–
Disposals		(6)		(1,100)		(1,925)		–		(3,031)		(23,233)
Currency translation effects		917		5,724		(844)		(547)		5,250		36,318
December 31, 2022	$	23,559	$	151,400	$	90,698	$	4,585	$	270,242	$	1,529,166
Accumulated depreciation												
December 31, 2021	$	–	$	(50,087)	$	(53,491)	$	–	$	(103,578)	$	(229,406)
Depreciation charge		–		(7,205)		(8,352)		–		(15,557)		(83,289)
Impairment		–		–		–		–		–		(1,233)
Disposals		–		987		1,827		–		2,814		9,671
Currency translation effects		–		(2,361)		945		–		(1,416)		12,641
December 31, 2022	$	–	$	(58,666)	$	(59,071)	$	–	$	(117,737)	$	(291,616)
Net book value – December 31, 2022	$	23,559	$	92,734	$	31,627	$	4,585	$	152,505	$	1,237,550

[1] Certain balances as at December 31, 2022 have been re-presented as a result of measurement period adjustments related to the Transaction as required by IFRS 3 "Business Combinations"; refer to Note 6 "Acquisition" for more information.

Depreciation of PP&E and EI assets included in net loss for the year ended December 31, 2023, was $199 million (December 31, 2022 –$99 million), of which $183 million was included in COGS (December 31, 2022 – $95 million) and $16 million was included in SG&A (December 31, 2022 – $4 million).

Impairment of EI assets included in earnings for the year ended December 31, 2023, was $2 million (December 31, 2022 – $1 million).

Note 12. Lease Right-of-Use Assets

A reconciliation of the changes in the carrying amount of lease ROU assets were as follows:

	Land and buildings		Equipment		Total lease right-of-use assets
Cost					
December 31, 2022	$	94,107	$	25,058	$	119,165
Additions		22,131		22,287		44,418
Disposal		(15,444)		(7,096)		(22,540)
Lease measurement adjustment		(7,413)		–		(7,413)
Reclassified to assets held for sale (Note 10)		(6,971)		–		(6,971)
Currency translation effects		(1,344)		(262)		(1,606)
December 31, 2023	$	85,066	$	39,987	$	125,053
Accumulated depreciation					
December 31, 2022	$	(27,157)	$	(13,636)	$	(40,793)
Depreciation charge		(16,866)		(6,217)		(23,083)
Disposal		10,428		6,583		17,011
Lease measurement adjustment		1,900		–		1,900
Reclassified to assets held for sale (Note 10)		1,065		–		1,065
Currency translation effects		959		101		1,060
December 31, 2023	$	(29,671)	$	(13,169)	$	(42,840)
Net book value – December 31, 2023	$	55,395	$	26,818	$	82,213

	Land and buildings		Equipment		Total lease right-of-use assets
Cost					
December 31, 2021	$	58,380	$	24,359	$	82,739
Acquisition (Note 6)		31,192		1,240		32,432
Additions		7,173		4,029		11,202
Disposal		(3,935)		(6,129)		(10,064)
Currency translation effects		1,297		1,559		2,856
December 31, 2022	$	94,107	$	25,058	$	119,165
Accumulated depreciation					
December 31, 2021	$	(20,198)	$	(12,654)	$	(32,852)
Depreciation charge		(9,994)		(5,824)		(15,818)
Disposal		3,543		5,731		9,274
Currency translation effects		(508)		(889)		(1,397)
December 31, 2022	$	(27,157)	$	(13,636)	$	(40,793)
Net book value – December 31, 2022	$	66,950	$	11,422	$	78,372

Depreciation of lease ROU assets included in net loss for the year ended December 31, 2023 was $23 million (December 31, 2022 –$16 million), of which $16 million was included in COGS (December 31, 2022 – $13 million) and $7 million was included in SG&A (December 31, 2022 – $3 million).

Note 13. Finance Leases Receivable

The Company has entered into finance lease arrangements for certain of its EI assets, with initial terms of 10 years.
The value of the finance leases receivable were comprised of the following:

December 31,	Minimum lease payments and unguaranteed residual value				Present value of minimum lease payments and unguaranteed residual value			
		2023		2022		**2023**		2022
Less than one year	$	**60,832**	$	73,614	$	**56,982**	$	60,020
Between one and five years		**170,174**		196,314		**140,307**		149,052
Later than five years		**119,354**		144,482		**72,250**		85,432
	$	**350,360**	$	414,410	$	**269,539**	$	294,504
Less: Unearned finance income		**(80,821)**		(119,906)		**–**		–
	$	**269,539**	$	294,504	$	**269,539**	$	294,504

December 31,		**2023**		2022
Opening balance	$	**294,504**	$	103,358
Acquisition (Note 6)		**–**		110,097
Additions		**64,112**		86,602
Interest income		**30,203**		14,801
Billings and payments		**(79,619)**		(33,740)
Derecognition		**(33,353)**		–
Other		**(2,254)**		–
Currency translation effects		**(4,054)**		13,386
Closing balance	$	**269,539**	$	294,504

The Company recognized non–cash selling profit related to the commencement of finance leases of $18 million for the year ended December 31, 2023 (December 31, 2022 – $18 million). Additionally, the Company recognized $30 million of interest income on finance leases receivable during the year ended December 31, 2023 (December 31, 2022 – $15 million). The total cash received in respect of finance leases for the year ended December 31, 2023 was $80 million (December 31, 2022 – $34 million), as reflected in billings and payments.

The average interest rates implicit in the leases are fixed at the contract date for the entire lease term. At December 31, 2023, the average interest rate was 8.6 percent per annum (December 31, 2022 – 9.4 percent). The finance leases receivable at the end of reporting period are neither past due nor impaired.

During the year ended December 31, 2023, the Company disposed of certain assets that were accounted for as finance leases, resulting in the derecognition of the associated finance lease receivable of $33 million.

Note 14. Intangible Assets

A reconciliation of the changes in the carrying amount of intangible assets were as follows:

		Customer relationships and other		Software		Total intangible assets
Cost						
December 31, 2022	$	151,310	$	74,303	$	225,613
Additions		–		6,481		6,481
Reclassification		–		1,074		1,074
Disposal		–		(1,632)		(1,632)
Currency translation effects		(3,784)		(3,973)		(7,757)
December 31, 2023	$	**147,526**	$	**76,253**	$	**223,779**
Accumulated amortization						
December 31, 2022	$	(73,427)	$	(49,413)	$	(122,840)
Amortization charge		(18,233)		(12,940)		(31,173)
Disposal		–		1,632		1,632
Currency translation effects		2,313		(466)		1,847
December 31, 2023	$	**(89,347)**	$	**(61,187)**	$	**(150,534)**
Net book value – December 31, 2023	$	**58,179**	$	**15,066**	$	**73,245**

		Customer relationships and other		Software		Total intangible assets
Cost						
December 31, 2021	$	69,594	$	49,069	$	118,663
Acquisition (Note 6)		80,514		22,275		102,789
Disposal		–		(11)		(11)
Reclassification		–		407		407
Currency translation effects		1,202		2,563		3,765
December 31, 2022	$	151,310	$	74,303	$	225,613
Accumulated amortization						
December 31, 2021	$	(63,817)	$	(44,728)	$	(108,545)
Amortization charge		(7,239)		(2,198)		(9,437)
Disposal		–		11		11
Currency translation effects		(2,371)		(2,498)		(4,869)
December 31, 2022	$	(73,427)	$	(49,413)	$	(122,840)
Net book value – December 31, 2022	$	77,883	$	24,890	$	102,773

Note 15. Goodwill and Impairment Review of Goodwill

December 31,		**2023**		2022[1]
Opening balance	$	**674,396**	$	566,270
Acquisition (Note 6)		**–**		134,444
Impairment		**(87,168)**		(48,000)
Currency translation effects		**(15,418)**		21,682
Closing balance	$	**571,810**	$	674,396

[1] Certain balances as at December 31, 2022 have been re-presented as a result of measurement period adjustments related to the Transaction as required by IFRS 3 "Business Combinations", refer to Note 6 "Acquisition" for more information.

Goodwill acquired through historical business combinations has been allocated to groups of CGUs, which are the Company's operating segments that represent the lowest level at which goodwill is monitored for internal management purposes. The Company's CGUs are Canada, USA, LATAM, and EH. At December 31, 2023, the Company performed its annual goodwill assessment by comparing the carrying value and recoverable amounts for each operating segment in accordance with IAS 36.10(b) which resulted in an $87 million impairment in LATAM.

In assessing whether goodwill has been impaired, the carrying amount of each operating segment (including goodwill) is compared with its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and value-in-use ("VIU"). The recoverable amounts for the operating segments have been determined based on VIU calculations, using discounted cash flow projections as at December 31, 2023. Management has adopted a five-year projection period to assess each operating segment's VIU. A two percent terminal value was used in the perpetual growth methodology based on the fifth year. This five-year projection includes the financial budgets approved by the Board for 2024 and Management's expectations of cash flows for 2025 to 2028.

Key Assumptions Used in Value-In-Use Calculations:

The Company completed its annual assessment for goodwill impairment and determined that goodwill associated with LATAM of $87 million was not recoverable at December 31, 2023, and an impairment charge for this amount has been recorded in the consolidated statements of loss. The cash flows used in the impairment calculation were discounted using a 17.0 percent (December 31, 2022 – 15.5 percent) post-tax discount rate, resulting in a recoverable amount that was less than the carrying amount of $395 million.

The recoverable amount for the Canada, USA, and EH operating segments exceeded the carrying amounts. Discount rates used for the goodwill impairment calculation at December 31, 2023 for Canada, USA, and EH ranged from 9.5 percent to 13.5 percent (December 31, 2022 – 10.7 percent to 15.3 percent) post-tax discount rate.

The estimation of VIU involves significant judgment in the determination of inputs to the discounted cash flow model and is most sensitive to changes in cash flow projections, revenue growth rate, operating margins, terminal growth and discount rates. These key assumptions were tested for sensitivity by applying a reasonable possible change to those assumptions. Future earnings before finance costs and taxes ("EBIT") were changed by ten percent while the discount rate was changed by one percent. The USA and Canada operating segments have sufficient room as their recoverable amounts are significantly higher than their carrying values, and therefore, the sensitivities will not indicate an impairment. LATAM has no further goodwill to apply these sensitivities to. The impact of these sensitivities on the Company's remaining three operating segments are as follows:

- EBIT: Management has made estimates relating to the amount and timing of revenue recognition for projects included in backlog, and the assessment of the likelihood of maintaining and growing market share. A ten percent change in EBIT in the Company's remaining three segments would not trigger an impairment.

- Discount Rate: Management determines a discount rate for each segment based on the estimated weighted average cost of capital ("WACC") of the Company, using the five-year average of the Company's peer group debt to total enterprise value, adjusted for a number of risk factors specific to each operating segment. This discount rate has been calculated using an estimated risk–free rate of return adjusted for the Company's estimated equity market risk premium, the Company's cost of debt, and the tax rate in the local jurisdiction. For each one percent change in the discount rate, the impact on the VIU would be $160 million for the EH segment. A one percent increase in WACC would trigger an impairment in the EH segment. A one percent change in the discount rate in the Company's other two segments would not trigger an impairment.

Management will continue to assess the long-term projected cash flows, as certain factors may cause a material variance from previously used cash flow projections. Management notes that there is potential for future impairments as interest rates continue to fluctuate, and as the Company gets more visibility regarding future cash flows.

Note 16. Other Assets

December 31,		2023		2022
Investment in associates and joint ventures	$	37,544	$	34,977
Prepaid deposits		13,932		13,972
Long-term receivables[1]		400		34,127
Total other assets	$	**51,876**	$	83,076

[1] During the first quarter of 2023, the Company received proceeds of $28 million from the settlement of preferred shares.

Note 17. Accounts Payable and Accrued Liabilities

December 31,		2023		2022[1]
Accounts payable and accrued liabilities	$	550,639	$	611,516
Accrued dividend payable		3,098		3,093
Cash-settled share-based payments		7,383		13,477
Total accounts payable and accrued liabilities	$	**561,120**	$	628,086

[1] Certain balances as at December 31, 2022 have been re-presented as a result of measurement period adjustments for the acquisition of Exterran as required by IFRS 3 "Business Combinations", refer to Note 6 "Acquisition" for more information.

Note 18. Provisions

December 31,		2023		2022
Warranty provisions	$	14,151	$	13,411
Restructuring provisions		9,646		2,009
Legal provisions		2,179		3,406
Total provisions	$	25,976	$	18,826

2023		Warranty Provisions		Restructuring Provisions		Legal Provisions		Total
Opening balance	$	13,411	$	2,009	$	3,406	$	18,826
Acquisition (Note 6)		–		–		–		–
Additions during the year		8,609		7,936		–		16,545
Amounts settled and released in the year		(7,595)		(299)		(1,225)		(9,119)
Currency translation effects		(274)		–		(2)		(276)
Closing balance	$	14,151	$	9,646	$	2,179	$	25,976

2022		Warranty Provisions		Restructuring Provisions		Legal Provisions		Total
Opening balance	$	6,636	$	–	$	–	$	6,636
Acquisition (Note 6)		5,888		–		2,691		8,579
Additions during the year		4,395		2,009		717		7,121
Amounts settled and released in the year		(3,669)		–		–		(3,669)
Currency translation effects		161		–		(2)		159
Closing balance	$	13,411	$	2,009	$	3,406	$	18,826

Note 19. Deferred Revenue

December 31,		2023		2022
Opening balance	$	399,520	$	84,614
Acquisition (Note 6)		–		135,409
Cash received in advance of revenue recognition		892,622		526,924
Revenue subsequently recognized		(857,797)		(354,531)
Currency translation effects		(12,489)		7,104
Closing balance	$	421,856	$	399,520
Current deferred revenue	$	392,371	$	366,085
Non–current deferred revenue		29,485		33,435
Deferred revenue	$	421,856	$	399,520

Amounts recognized as current deferred revenue are typically recognized into revenue within six months and amounts recognized as non–current deferred revenue will be recognized into revenue more than twelve months from the date of the balance sheet.

Note 20. Long-Term Debt

The three-year secured term loan ("Term Loan") and the three-year secured revolving credit facility ("Revolving Credit Facility") have a maturity date of October 13, 2025 (the "Maturity Date"). In addition, the Revolving Credit Facility may be increased by US$150 million at the request of the Company, subject to the lenders' consent. The Maturity Date of the Revolving Credit Facility may be extended annually on or before the anniversary date with the consent of the lenders. The senior secured notes (the "Notes") consist of US$625 million principal amount, bears interest of 9.0 percent, and has a maturity of October 15, 2027.

The Company has a $93 million (US$70 million) unsecured credit facility "LC Facility" with one of the lenders in its Revolving Credit Facility. This LC Facility allows the Company to request the issuance of letters of guarantee, standby letters of credit, performance bonds, counter guarantees, import documentary credits, counter standby letters of credit or similar credits to finance the day-to-day operations of the Company. This LC Facility is supported by performance security guarantees provided by Export Development Canada. As at December 31, 2023, the Company utilized $48 million (US$36 million) of the $93 million (US$70 million) limit.

The Company is required to maintain certain covenants on the Revolving Credit Facility, Term Loan and the Notes. As at December 31, 2023, the Company was in compliance with its covenants.

The composition of the borrowings on the Revolving Credit Facility, Term Loan, and the Notes were as follows:

December 31,	Maturity Date	2023		2022
Drawings on the Revolving Credit Facility (US$700,000)	October 13, 2025	$ 314,705	$	459,202
Drawings on the Term Loan (US$130,000)	October 13, 2025	171,938		203,160
Notes (US$625,000)	October 15, 2027	826,625		846,500
		1,313,268		1,508,862
Deferred transaction costs and Notes discount		(98,350)		(118,537)
Long-term debt		$ 1,214,918	$	1,390,325
Current portion of long-term debt		$ 52,904	$	27,088
Non-current portion of long-term debt		1,162,014		1,363,237
Long-term debt		$ 1,214,918	$	1,390,325

The weighted average interest rate on the Revolving Credit Facility for the year ended December 31, 2023 was 7.7 percent (December 31, 2022 – 7.0 percent), and the weighted average interest rate on the Term Loan for the year ended December 31, 2023 was 9.0 percent (December 31, 2022 – 7.8 percent). At December 31, 2023 without considering renewal at similar terms, the Canadian dollar equivalent principal payments due over the next five years are $1,313 million, and nil thereafter.

Note 21. Lease Liabilities

December 31,		2023		2022
Opening balance	$	93,033	$	57,014
Acquisition (Note 6)		–		39,845
Additions		44,583		9,977
Lease interest		6,789		3,398
Payments made against lease liabilities		(27,211)		(19,156)
Transfer to liabilities associated with assets held for sale (Note 10)		(6,209)		–
Lease measurement adjustment		(6,781)		–
Currency translation effects and other		(3,492)		1,955
Closing balance	$	**100,712**	$	93,033
Current portion of lease liabilities	$	25,453	$	20,125
Non-current portion of lease liabilities		75,259		72,908
Lease liabilities	$	**100,712**	$	93,033

In addition to the lease payments made above, during the year ended December 31, 2023, the Company paid less than $1 million (December 31, 2022 – $1 million) relating to short-term and low-value leases which were expensed as incurred. During the year ended December 31, 2023, the Company also paid $2 million (December 31, 2022 – $2 million) in variable lease payments not included in the measurement of lease liabilities, of which $1 million (December 31, 2022 – $1 million) was included in COGS and $1 million (December 31, 2022 – $1 million) was included in SG&A. Interest expense on lease liabilities was $7 million for the year ended December 31, 2023 (December 31, 2022 – $3 million). Total cash outflow for leases for the year ended December 31, 2023 was $35 million (December 31, 2022 – $22 million).

Future minimum lease payments under non-cancellable leases were as follows:

		December 31, 2023
2024	$	29,346
2025		26,384
2026		19,475
2027		15,348
2028		24,537
Thereafter		7,569
	$	122,659
Less:		
Imputed interest		21,886
Short-term leases		59
Low-value leases		2
Lease liabilities	$	**100,712**

Note 22. Income Taxes

(a) Income Tax Recognized in Net Earnings

The components of income taxes were as follows:

Years ended December 31,	2023	2022
Current income taxes	$ 53,259	$ 17,945
Deferred income taxes	(10,863)	3,265
Income taxes	$ 42,396	$ 21,210

(b) Reconciliation of Income Taxes

The provision for income taxes differs from that which would be expected by applying Canadian statutory rates. A reconciliation of the difference is as follows:

Years ended December 31,	2023	2022
Loss before income taxes	$ (68,528)	$ (79,733)
Canadian statutory rate	23.5%	23.4%
Expected income tax provision	$ (16,104)	$ (18,658)
Add (deduct):		
Change in unrecognized deferred tax asset	21,128	27,664
Exchange rate effects on tax basis	23,493	(2,223)
Impairment of goodwill	20,484	11,232
Earnings taxed in foreign jurisdictions	2,063	543
Amounts not deductible (taxable) for tax purposes	(8,869)	4,373
Impact of accounting for associates and joint ventures	(579)	(1,104)
Other	780	(617)
Income taxes	$ 42,396	$ 21,210

The applicable statutory tax rate is the aggregate of the Canadian federal income tax rate of 15.0 percent (2022 – 15.0 percent) and the Alberta provincial income tax rate of 8.5 percent (2022 – 8.4 percent).

The Company's effective tax rate is subject to fluctuations in the Argentine peso and Mexican peso exchange rate against the U.S. dollar. Since the Company holds significant EI assets in Argentina and Mexico, the tax base of these assets are denominated in Argentine peso and Mexican peso, respectively. The functional currency is the U.S. dollar and as a result, the related local currency tax bases are revalued periodically to reflect the closing U.S. dollar rate against the local currency. Any movement in the exchange rate results in a corresponding unrealized exchange rate gain or loss being recorded as part of deferred income tax expense or recovery. During periods of large fluctuation or devaluation of the local currency against the U.S. dollar, these amounts may be significant but are unrealized and may reverse in the future. Recognition of these amounts is required by IFRS, even though the revalued tax basis does not generate any cash tax obligation or liability in the future.

(c) Income Tax Recognized in Other Comprehensive Income

Years ended December 31,		**2023**		2022
Deferred Tax				
Arising on income and expenses recognized in other comprehensive income:				
Fair value remeasurement of hedging instruments entered into for cash flow hedges	$	**118**	$	(55)
Arising on income and expenses reclassified from other comprehensive income to net earnings:				
Relating to cash flow hedges		**(11)**		59
Total income tax recognized in other comprehensive income	$	**107**	$	4

(d) Net Deferred Tax Assets (Liabilities)

Deferred tax assets and liabilities arise from the following:

	Accounting provisions and accruals	Tax losses	Long-term assets	Exchange rate effects on tax bases	Cash flow hedges	Total[1]
December 31, 2022	$ 4,356	$ 56,497	$ (111,777)	$ (15,769)	$ –	$ (66,693)
Charged to net earnings	30,159	(19,678)	22,226	(21,737)	(107)	10,863
Charged to OCI	–	–	–	–	107	107
Exchange differences	1,474	237	(3,419)	(1,551)	–	(3,259)
December 31, 2023	$ 35,989	$ 37,056	$ (92,970)	$ (39,057)	$ –	$ (58,982)

[1] Net deferred tax liabilities at December 31, 2023 of $59 million consist of liabilities of $87 million net of assets of $28 million.

	Accounting provisions and accruals	Tax losses	Long-term assets	Other	Exchange rate effects on tax bases	Cash flow hedges	Total[1,2]
December 31, 2021	$ 7,022	$ 6,519	$ (86,255)	$ 511	$ (10,476)	$ –	$ (82,679)
Acquisition (Note 6)[2]	4,750	49,513	(24,033)	–	(6,538)	–	23,692
Charged to net earnings	(7,467)	1,325	1,022	–	1,859	(4)	(3,265)
Charged to OCI	–	–	–	–	–	4	4
Exchange differences	51	(860)	(2,511)	(511)	(614)	–	(4,445)
December 31, 2022	$ 4,356	$ 56,497	$ (111,777)	$ –	$ (15,769)	$ –	$ (66,693)

[1] Net deferred tax liabilities at December 31, 2022 of $67 million consist of liabilities of $89 million net of assets of $22 million.
[2] Certain balances as at December 31, 2022 have been re-presented as a result of measurement period adjustments related to the Transaction as required by IFRS 3 "Business Combinations", refer to Note 6 "Acquisition" for more information.

(e) Unrecognized Deferred Tax Assets

As at December 31, 2023, the Company did not recognize deductible temporary differences of $1,210 million (December 31, 2022 – $1,179 million) and unused Canadian tax credits of $1 million (December 31, 2022 – $1 million) for which it is unlikely that sufficient future taxable income will be available to offset against. An additional $78 million (December 31, 2022 – $75 million) of U.S. tax credits were acquired but utilization is restricted and therefore the benefit is not recognized.

The deductible temporary differences consist of:

Years ended December 31,	2023		2022[1]
Canadian:			
Tax losses	$ 336,414	$	215,703
Long-term assets	667		23,896
Accounting provisions and other accruals	20,092		29,143
Foreign[2]:			
Tax losses	910,300		975,297
Long-term assets	(53,940)		(53,830)
Accounting provisions and other accruals	(3,718)		(11,145)
Total unrecognized deferred tax assets	**$ 1,209,815**	$	1,179,064

[1] Certain balances as at December 31, 2022 have been restated as a result of measurement period adjustments related to the Transaction as required by IFRS 3 "Business Combinations", refer to Note 6 "Acquisition" for more information.
[2] The movement in foreign tax losses, long-term assets, and accounting provisions and other accruals for 2022 were primarily acquired as part of the Transaction.

The Company's unused tax losses and tax credits are subject to expiration in the years 2024 through 2042 with some having an indefinite life.

Note 23. Share Capital Authorized

The Company is authorized to issue an unlimited number of common shares. Share capital comprises only one class of ordinary shares. The ordinary shares carry a voting right and a right to a dividend.

Issued and Outstanding

December 31,	2023 Number of common shares		Common share capital	2022 Number of common shares		Common share capital
Opening balance	123,739,020	$	589,827	89,678,845	$	375,524
Issued on Acquisition (Note 6)	–		–	34,013,055		213,942
Exercise of stock options	217,845		1,771	47,120		361
Closing balance	**123,956,865**	**$**	**591,598**	123,739,020	$	589,827

As a result of the Transaction on October 13, 2022, Enerflex acquired all issued and outstanding Exterran common stock in exchange for 1.021 Enerflex common shares. Enerflex issued 34,013,055 Enerflex common shares with a fair value of $214 million, based on the October 12, 2022 closing share price of $6.29.

Total dividends declared in the year were $12 million, or $0.10 per share (December 31, 2022 – $10 million, or $0.10 per share).

Note 24. Contributed Surplus

Contributed surplus consists of accumulated stock option expense less the fair value of the options at the grant date that have been exercised and reclassified to share capital. Changes in contributed surplus were as follows:

December 31,		2023		2022
Opening balance	$	660,072	$	658,615
Share–based compensation		450		1,558
Exercise of stock options		(492)		(101)
Closing balance	$	**660,030**	$	660,072

Note 25. Revenue

Years ended December 31,		2023		2022
Energy Infrastructure[1]	$	777,702	$	381,087
After–Market Services		652,198		443,660
Engineered Systems		1,732,195		953,051
Total revenue	$	**3,162,095**	$	1,777,798

[1] During the year ended December 31, 2023, the Company recognized $274 million of revenue related to operating leases in its LATAM and EH segments (December 31, 2022 – $111 million). Additionally, the Company recognized $169 million of revenue related to its NAM Contract Compression fleet (December 31, 2022 – $127 million).

Revenue by geographic location, which is attributed by destination of sale, was as follows:

Years ended December 31,		2023		2022
United States of America	$	1,347,408	$	890,899
Canada		350,490		261,865
Nigeria		232,481		18,420
Oman		221,538		119,906
Argentina		220,608		80,524
Iraq		193,789		25,917
Bahrain		127,009		85,540
Brazil		102,164		45,367
Australia		85,515		65,618
Mexico		84,400		64,325
Thailand		40,037		11,523
Colombia		28,977		21,278
Other		127,679		86,616
Total revenue	$	**3,162,095**	$	1,777,798

The following table outlines the Company's unsatisfied performance obligations, by product line, as at December 31, 2023:

	Less than one year		One to two years		Greater than two years		Total
Energy Infrastructure	$	537,622	$	474,220	$	1,236,395	$	**2,248,237**
After-Market Services		90,047		50,023		138,850		**278,920**
Engineered Systems		1,277,348		201,384		20,312		**1,499,044**
Total	$	**1,905,017**	$	**725,627**	$	**1,395,557**	$	**4,026,201**

Note 26. Share–Based Compensation

(a) Share–Based Compensation Expense

The share–based compensation expense included in the determination of net earnings was:

Years ended December 31,		**2023**		2022
Equity–settled share–based payments	$	**450**	$	1,558
Deferred share units		**(1,713)**		3,622
Phantom share entitlement plan		**(187)**		117
Performance share units		**(442)**		4,172
Restricted share units		**6,764**		4,454
Cash performance target		**2,780**		2,239
Share–based compensation expense	$	**7,652**	$	16,162

(b) Equity–Settled Share–Based Payments

		2023		2022
Years ended December 31,	**Number of options**	**Weighted average exercise price**	Number of options	Weighted average exercise price
Options outstanding, beginning of period	**3,089,229** $	**10.77**	4,456,444 $	11.66
Exercised[1]	**(217,845)**	**5.87**	(47,120)	5.51
Forfeited	**(318,840)**	**9.54**	(27,286)	13.51
Expired	**(254,569)**	**13.32**	(1,292,809)	13.98
Options outstanding, end of period	**2,297,975** $	**11.12**	3,089,229 $	10.77
Options exercisable, end of period	**1,589,639** $	**12.52**	1,671,421 $	12.48

[1] The weighted average share price of options at the date of exercise for the year ended December 31, 2023 was $8.16 (December 31, 2022 – $8.03).

The Company did not grant stock options for the years ended December 31, 2023 and 2022.

The following table summarizes options outstanding and exercisable at December 31, 2023:

	Options Outstanding			Options Exercisable		
Range of exercise prices[1]	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price
$5.51 – $6.68	517,559	3.62	$ 5.51	250,394	3.62	$ 5.51
$6.69 – $14.75	1,142,861	3.54	10.95	701,690	3.21	11.89
$14.76 – $16.12	637,555	1.21	15.97	637,555	1.21	15.97
Total	**2,297,975**	**2.91**	$ **11.12**	**1,589,639**	**2.47**	$ **12.52**

[1] The range of exercise prices equal the weighted average market price of the Company's shares on the five days preceding the effective date of the grant based on prices from the Toronto Stock Exchange.

(c) Deferred Share Units

The Company offers a DSU plan for executives and non–employee directors, whereby they may elect on an annual basis to receive all or a portion of their annual bonus, or retainer and fees, respectively, in DSUs. In addition, the Board may grant discretionary DSUs to executives. A specified component of non–employee directors' compensation must be received in DSUs. A DSU is a notional unit that entitles the holder to receive payment, as described below, from the Company equal to the implied market value calculated as the number of DSUs multiplied by the weighted average price per share on the TSX for the five trading days immediately preceding the grant.

Additional Enerflex DSUs will be credited on the regular dividend payment dates as all dividends are assumed to be reinvested.

DSUs may be granted to eligible participants on an annual basis and will vest upon being credited to the executive or non–employee director's account. Participants are not able to cash in their DSUs until they are no longer employed by or cease to be directors of Enerflex. The Company satisfies its payment obligation through cash payments to the participant.

DSUs represent an indexed liability of the Company relative to the Company's share price. For the year ended December 31, 2023, the value of directors' compensation and executive bonuses elected to be received in DSUs totalled $2 million (December 31, 2022 – $2 million). The Company paid $3 million for the year ended December 31, 2023 representing units vested in the year (December 31, 2022 – less that $1 million).

	Number of DSUs	Weighted average grant date fair value per unit
DSUs outstanding, January 1, 2022	1,625,513	$ 10.16
Granted	314,208	7.44
In lieu of dividends	20,817	7.65
Vested	(400,428)	6.75
DSUs outstanding, December 31, 2023	**1,560,110**	**$ 10.45**

The carrying amount of the liability relating to DSUs as at December 31, 2023 included in current liabilities was $2 million (December 31, 2022 – $3 million) and in other long–term liabilities was $8 million (December 31, 2022 – $11 million).

(d) Phantom Share Entitlement Plan

The Company utilizes a PSE plan for key employees of affiliates located in Australia and the UAE, for whom the Company's Stock Option Plan would have negative personal taxation consequences.

The exercise price of each PSE equals the average of the market price of the Company's shares on the TSX for the five days preceding the date of the grant. The PSEs vest at a rate of one–fifth on each of the first five anniversaries of the date of the grant and expire on the seventh anniversary. The award entitlements for increases in the share trading value of the Company are to be paid to the recipient in cash upon exercise.

There were no PSEs granted to employees during the years ended December 31, 2023 and 2022.

	Number of PSEs	Weighted average grant date fair value per unit
PSEs outstanding, December 31, 2022	200,251	$ 12.21
Exercised	(13,941)	5.51
Expired	(27,397)	13.27
PSEs outstanding, December 31, 2023	**158,913**	**$ 12.61**

The carrying amount of the liability relating to the PSEs as at December 31, 2023 included in current liabilities was less than $1 million (December 31, 2022 – less than $1 million) and in other long–term liabilities was less than $1 million (December 31, 2022 – less than $1 million).

(e) Performance Share Units

The Company offers a PSU plan for executive officers of the Company. A PSU is a notional unit that entitles the holder to receive payment, as described below, from the Company equal to the number of vested PSUs multiplied by the weighted average price per share on the TSX and NYSE during the last five trading days immediately preceding the grant. Vesting is based on the achievement of performance measures and objectives specified by the Board of Directors. The Board of Directors assess performance to determine the vesting percentage, which can range from zero percent to 200 percent. Within 14 days after the determination of the vesting percentage, the holder will be paid for the vested PSUs either in cash or in shares of the Company acquired on the open market on behalf of the holder, at the discretion of the Company.

Additional Enerflex PSUs will be credited on the regular dividend payment dates as all dividends are assumed to be reinvested.

The Company paid $2 million for the year ended December 31, 2023 representing units vested in the year (December 31, 2022 – $2 million).

	Number of PSUs	TSX Canadian Dollar Weighted average grant date fair value per unit	Number of PSUs	NYSE US Dollar Weighted average grant date fair value per unit
PSUs outstanding, December 31, 2022	1,641,746	$ 8.51	–	$ –
Granted	341,072	8.40	271,566	6.24
In lieu of dividends	19,150	7.81	1,163	4.30
Vested	(227,074)	9.25	–	–
Forfeited	(563,999)	6.21	–	–
PSUs outstanding, December 31, 2023	**1,210,895**	**$ 9.40**	**272,729**	**$ 6.23**

The carrying amount of the liability relating to PSUs as at December 31, 2023 included in current liabilities was $2 million (December 31, 2022 – $4 million) and in other long–term liabilities was $2 million (December 31, 2022 – $3 million).

(f) Restricted Share Units

The Company offers a RSU plan to executive officers and other key employees of the Company or its related entities. RSUs may be granted at the discretion of the Board. An RSU is a notional unit that entitles the holder to receive payment, as described below, from the Company equal to the number of vested RSUs multiplied by the weighted average price per share on the TSX and NYSE during the last five trading days immediately preceding the vesting date. Unless otherwise determined by the Board, RSUs vest at a rate of one–third on the first, second, and third anniversaries of the award date. Within 30 days of the vesting date, the holder will be paid for the vested RSUs. Executive officers receive payment in the form of Company shares acquired on the open market, and other key employees receive either cash or Company shares, at the discretion of the Company.

Additional Enerflex RSUs will be credited on the regular dividend payment dates as all dividends are assumed to be reinvested.

In 2023, the Board granted 1,869,012 RSUs to executive officers and other key employees of the Company (2022 – 995,336).

In connection with the Transaction, Enerflex replaced the Exterran cash–settled share–based with 572,260 units RSU's to executive officers and other key employees. The Company paid $9 million for units vested during the year ended December 31, 2023 (December 31, 2022 – $2 million).

	Number of RSUs	TSX Canadian Dollar Weighted average grant date fair value per unit	Number of RSUs	NYSE US Dollar Weighted average grant date fair value per unit
RSUs outstanding, December 31, 2022	2,001,833	$ 6.90	–	$ –
Granted	1,069,821	8.53	799,191	6.27
In lieu of dividends	24,121	7.71	3,596	4.46
Vested	(933,104)	8.87	(16,388)	6.83
Forfeited	(389,079)	7.17	(57,808)	6.36
RSUs outstanding, December 31, 2023	**1,773,592**	**$ 6.79**	**728,591**	**$ 6.24**

The carrying amount of the liability included in current liabilities relating to RSUs at December 31, 2023 was $3 million (December 31, 2022 – $4 million) and in other long-term liabilities was less than $1 million (December 31, 2022 – $1 million).

(g) Cash Performance Target Plan

The Company offers a CPT plan to certain non–executive, U.S.–based employees of the Company or its related entities. The plan is denominated in U.S. dollars and may be granted at the discretion of the Board. Although the liability associated with the CPT plan follows Enerflex's share performance, no actual shares or securities are issued under the plan. The cash payment fluctuates based on the percentage of appreciation or depreciation in the share price over the life of the award, which is calculated using the last five days immediately preceding the vesting date. The cash grants are held for three years, and vest at a rate of one–third on the first, second, and third anniversaries of the award date. Within 30 days of the vesting date, the holder will be paid for the vested cash grants, at the discretion of the Company.

During 2023, the Board of Directors did not grant CPT (2022 – $3 million). The Company paid $4 million for the year ended December 31, 2023, representing units vested in the year (December 31, 2022 – $2 million). The weighted average grant fair value per unit for December 31, 2023 was nil (December 31, 2022 – $6.29), using the average share price over the five days preceding the grant date.

The carrying amount of the liability included in current liabilities relating to CPT plan at December 31, 2023 was $1 million (December 31, 2022 – $1 million).

(h) Employee Share Purchase Plan

The Company offers an employee share purchase plan whereby employees who meet the eligibility criteria can purchase shares by way of payroll deductions. There is a Company match of up to $1,000 per employee per annum based on contributions by the Company of $1 for every $3 contributed by the employee. Company contributions vest to the employee immediately. Company contributions are charged to SG&A when paid. This plan is administered by a third party.

Note 27. Retirement Benefits Plan

The Company sponsors arrangements for substantially all of its employees through defined contribution plans in Canada, UK, Asia, and Australia, and a 401(k) matched savings plan in the United States. In the case of the defined contribution plans, regular contributions are made to the employees' individual accounts, which are administered by a plan trustee, in accordance with the plan document. Both in the case of the defined contribution plans and the 401(k) matched savings plan, the pension expenses recorded in earnings are the amounts of actual contributions the Company is required to make in accordance with the terms of the plans.

Years ended December 31,		2023		2022
Defined contribution plans	$	6,780	$	5,169
401(k) matched savings plan		7,238		4,110
Net pension expense	**$**	**14,018**	$	9,279

Note 28. Finance Costs and Income

Years ended December 31,		2023		2022
Finance Costs				
Short and long-term borrowings[1]	$	152,005	$	46,009
Interest on lease liability		6,789		3,398
Total finance costs	**$**	**158,794**	$	49,407
Finance Income				
Interest income	$	32,402	$	10,484
Net finance costs	**$**	**126,392**	$	38,923

[1] Finance costs on short- and long-term borrowings relate primarily to interest on the Company's Revolving Credit Facility, Term Loan and Notes. Refer to Note 20 "Long-Term Debt" for more information on interest rates on the Revolving Credit Facility, Term Loan and Notes.

Note 29. Earnings Per Share

Year ended December 31, 2023		Net loss	Weighted average shares outstanding		Per share
Basic	$	(110,924)	123,834,242	$	(0.90)
Dilutive effect of stock option conversion		–	–		–
Diluted	$	(110,924)	123,834,242	$	(0.90)

Year ended December 31, 2022		Net loss	Weighted average shares outstanding		Per share
Basic	$	(100,943)	97,045,917	$	(1.04)
Dilutive effect of stock option conversion		–	–		–
Diluted	$	(100,943)	97,045,917	$	(1.04)

Note 30. Financial Instruments

Designation and Valuation of Financial Instruments

The Company has designated ifs financial instruments as follows:

December 31, 2023		Carrying value		Estimated fair value
Financial Assets				
Cash and cash equivalents	$	126,089	$	126,089
Short-term investments		14,425		14,425
Derivative instruments in designated hedge accounting relationships		594		594
Loans and receivables:				
Accounts receivable		525,854		525,854
Financial Liabilities				
Derivative instruments in designated hedge accounting relationships		1,019		1,019
Other financial liabilities:				
Accounts payable and accrued liabilities		561,120		561,120
Other current liabilities		7,936		7,936
Long-term debt – Revolving Credit Facility		314,705		314,705
Long-term debt – Term Loan		171,938		171,938
Long-term debt – Notes		826,625		823,198
Other long-term liabilities		18,070		18,070

December 31, 2022		Carrying value		Estimated fair value
Financial Assets				
Cash and cash equivalents	$	253,776	$	253,776
Derivative instruments in designated hedge accounting relationships		901		901
Loans and receivables:				
Accounts receivable		455,841		455,841
Preferred shares receivable		27,954		28,702
Financial Liabilities				
Derivative instruments in designated hedge accounting relationships		977		977
Other financial liabilities:				
Accounts payable and accrued liabilities		628,086		628,086
Long-term debt – Revolving Credit Facility		459,202		459,202
Long-term debt – Term Loan		203,160		203,160
Long-term debt – Notes		846,500		869,288
Other long-term liabilities		21,757		21,757

Designation and Valuation of Financial Instruments

The following table presents information about the Company's financial assets and financial liabilities measured at fair value on a recurring basis as at December 31, 2023 and indicates the fair value hierarchy of the valuation techniques used to determine such fair value. During the year ended December 31, 2023, there were no transfers between Level 1 and Level 2 fair value measurements.

Fair values are determined using quoted market prices that are observable for the asset or liability, either directly or indirectly. Fair values determined using inputs including forward market rates and credit spreads that are readily observable and reliable, or for which unobservable inputs are determined not to be significant to the fair value, are categorized as Level 2. If there is no active market, fair value is established using valuation techniques, including discounted cash flow models. The inputs to these models are taken from observable market data where possible, including recent arm's-length market transactions, and comparisons to the current fair value of similar instruments. Where this is not feasible, inputs such as liquidity risk, credit risk, and volatility are used.

| | Carrying value | Fair Value | | |
		Level 1	Level 2	Level 3
Financial Assets				
Short-term investments	$ 14,425	$ –	$ 14,425	$ –
Derivative financial instruments	594	–	594	–
Financial Liabilities				
Derivative financial instruments	$ 1,019	$ –	$ 1,019	$ –
Long-term debt – Notes	826,625	–	823,198	–

Cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, other current liabilities, and other liabilities are reported at amounts approximating their fair values on the consolidated statement of financial position. The fair values approximate the carrying values for these instruments due to their short-term nature.

The fair value of derivative financial instruments is measured using the discounted value of the difference between the contract's value at maturity based on the contracted foreign exchange rate and the contract's value at maturity based on prevailing exchange rates. The Company's credit risk is also taken into consideration in determining fair value.

Long-term debt associated with the Company's Notes is recorded at amortized cost using the effective interest rate method. Transaction costs associated with the debt were deducted from the debt and are being recognized using the effective interest rate method over the life of the related debt. The fair value of these Notes, determined on a discounted cash flow basis using a weighted average discount rate of 9.0 percent, was $823 million at December 31, 2023.

Preferred Shares

The Company previously held preferred shares that were initially recorded at fair value, subsequently measured at amortized cost and recognized as long-term receivables in Other assets. During the first quarter of 2023, the Company redeemed these preferred shares and recognized a gain in excess of the carrying value, which is included in the consolidated statements of loss. The carrying value and estimated fair value of the preferred shares at December 31, 2022 was $28 million and $29 million, respectively.

Derivative Financial Instruments and Hedge Accounting

Foreign exchange contracts are transacted with financial institutions to hedge foreign currency denominated obligations and cash receipts related to purchases of inventory and sales of products.

The following table summarizes the Company's commitments to buy and sell foreign currencies as at December 31, 2023:

		Notional amount	Maturity
Canadian Dollar Denominated Contracts			
Purchase contracts	USD	$ 30,780	January 2024 – December 2024
Sales contracts	USD	(21,321)	January 2024 – November 2024

Management estimates that a loss of less than $1 million would be realized if the contracts were terminated on December 31, 2023. Certain of these forward contracts are designated as cash flow hedges and accordingly, a loss of less than $1 million has been included in other comprehensive income for the year ended December 31, 2023 (December 31, 2022 – gain of less than $1 million). These losses are not expected to affect net earnings as the losses will be reclassified to net earnings and will offset losses recorded on the underlying hedged items, namely foreign currency denominated accounts payable and accounts receivable. The amount removed from other comprehensive income during the year and included in the carrying amount of the hedged items for the year ended December 31, 2023, was a gain of less than $1 million (December 31, 2022 – loss of less than $1 million).

All hedging relationships are formally documented, including the risk management objective and strategy. On an on–going basis, an assessment is made as to whether the designated derivative financial instruments continue to be effective in offsetting changes in cash flows of the hedged transactions.

Risks Arising from Financial Instruments and Risk Management

In the normal course of business, the Company is exposed to financial risks that may potentially impact its operating results in any or all of its business segments. The Company employs risk management strategies with a view to mitigating these risks on a cost–effective basis. Derivative financial agreements are used to manage exposure to fluctuations in exchange rates and interest rates. The Company does not enter into derivative financial agreements for speculative purposes.

Foreign Currency Translation Exposure

In the normal course of operations, the Company is exposed to movements in the U.S. dollar, the Australian dollar, and the Brazilian real. In addition, Enerflex has significant international exposure through export from its Canadian operations, as well as a number of foreign subsidiaries, the most significant of which are located in the United States, Argentina, Brazil, Colombia, Mexico, Bahrain, Oman, the UAE, and Australia.

The types of foreign exchange risk and the Company's related risk management strategies are as follows:

Transaction Exposure

The Canadian operations of the Company source the majority of its products and major components from the United States. Consequently, reported costs of inventory and the transaction prices charged to customers for equipment and parts are affected by the relative strength of the Canadian dollar. The Company also sells compression and processing packages in foreign currencies, primarily the U.S. dollar. Most of Enerflex's international orders are manufactured in the United States if the contract is denominated in U.S. dollars. This minimizes the Company's foreign currency exposure on these contracts.

The Company identifies and hedges all significant transactional currency risks. The Company has implemented a hedging policy, applicable primarily to the Canadian domiciled business units, with the objective of securing the margins earned on awarded contracts denominated in currencies other than Canadian dollars. In addition, the Company may hedge input costs that are paid in a currency other than the home currency of the subsidiary executing the contract.

Translation Exposure

The Company's earnings from and net investment in foreign subsidiaries are exposed to fluctuations in exchange rates. The Company is also exposed to the translation risk of monetary items in their local currency to their functional currency. The currencies with the most significant impact are the U.S. dollar ("USD"), Australian dollar ("AUD"), and Brazilian real ("BRL"). Enerflex uses foreign currency borrowings to hedge against the exposure that arises from foreign subsidiaries that are translated to the Canadian dollar through a net investment hedge. As a result, foreign exchange gains and losses on the translation of US$621 million in designated foreign currency borrowings are included in accumulated other comprehensive income (loss) for the year ended December 31, 2023.

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars using the exchange rates in effect at the reporting dates. Unrealized translation gains and losses are deferred and included in accumulated other comprehensive income. The cumulative currency translation adjustments are recognized in earnings when there has been a reduction in the net investment in the foreign operations.

Earnings from foreign operations are translated into Canadian dollars each period at average exchange rates for the period. As a result, fluctuations in the value of the Canadian dollar relative to these other currencies will impact reported net earnings. The following table shows the effect of a five percent weakening of the Canadian dollar against the U.S. dollar, Australian dollar, and Brazilian real on net earnings before tax for the year ended December 31, 2023, all else being equal. A five percent strengthening of the Canadian dollar would have an equal and opposite effect. This sensitivity analysis is provided as an indicative range in a volatile currency environment.

Canadian dollar weakens by five percent		USD		AUD		BRL
Earnings from foreign operations						
Earnings before income taxes	$	5,920	$	28	$	(1,726)

Sensitivity Analysis

The following sensitivity analysis is intended to illustrate the sensitivity to changes in foreign exchange rates on the Company's financial instruments and show the impact on net earnings and other comprehensive income. Financial instruments affected by currency risk include cash and cash equivalents, accounts receivable, accounts payable, derivative financial instruments, and long-term debt. The following table shows the Company's sensitivity to a five percent weakening of the Canadian dollar against the U.S. dollar, Australian dollar, and Brazilian real. A five percent strengthening of the Canadian dollar would have an equal and opposite effect. This sensitivity analysis relates to the position as at December 31, 2023 and for the year then ended.

Canadian dollar weakens by five percent		USD		AUD		BRL
Financial instruments held in foreign operations						
Other comprehensive income	$	12,446	$	639	$	246
Financial instruments held in Canadian operations						
Earnings before income taxes	$	(10,042)	$	–	$	–

The movement in net earnings before tax in Canadian operations is a result of a change in the fair values of financial instruments. The majority of these financial instruments are hedged.

With the ongoing devaluation of the Argentine peso ("ARS"), caused by high inflation, the Company is at risk for foreign exchange losses on its cash balances denominated in ARS. During the year ended December 31, 2023, the Company had foreign exchange losses in Argentina of $83 million. If the ARS weakens by five percent, the Company could experience additional foreign exchange losses of $1 million. There is a risk of higher losses based on the further devaluation of the ARS. The Company will continue to explore its options to minimize the impact of future devaluation.

Interest Rate Risk

The Company's liabilities include long-term debt that is subject to fluctuations in interest rates. The Company's Notes outstanding at December 31, 2023 has a fixed interest rate and therefore the related interest expense will not be impacted by fluctuations in interest rates. Conversely, the Company's Revolving Credit Facility and Term Loan are subject to changes in market interest rates.

For each one percent change in the rate of interest on the Revolving Credit Facility and Term Loan, the change in annual interest expense would be $3 million. All interest charges are recorded in the consolidated statements of loss as finance costs.

Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, short-term investments, accounts receivable, net investment in finance lease, and derivative financial instruments.

The Company manages its credit risk on cash and cash equivalents and short-term investments by investing in instruments issued by credit-worthy financial institutions and in short-term instruments issued by the federal government.

The Company has accounts receivable from clients engaged in various industries. These specific industries may be affected by economic factors that may impact accounts receivable. Credit quality of the customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment. Credit is extended based on an evaluation of the customer's financial condition and, generally, advance payment is not required. Outstanding customer receivables are regularly monitored and an allowance for doubtful accounts is established based on expected credit losses.

The Company evaluates the concentration of risk at December 31, 2023 with respect to trade receivables as low, as its customers are located in several jurisdictions and industries and operate in largely independent markets. At December 31, 2023 and 2022, the Company had no individual customers that accounted for more than 10 percent of its revenue or accounts receivable. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in this note. The Company does not hold collateral as security.

The credit risk associated with the net investment in finance leases arises from the possibility that the counterparties may default on their obligations. In order to minimize this risk, the Company enters into finance lease transactions only in select circumstances. Close contact is maintained with the customer over the duration of the lease to ensure visibility to issues as and if they arise.

The credit risk associated with derivative financial instruments arises from the possibility that the counterparties may default on their obligations. In order to minimize this risk, the Company enters into derivative transactions only with highly-rated financial institutions.

Liquidity Risk

Liquidity risk is the risk that the Company may encounter difficulties in meeting obligations associated with financial liabilities. In managing liquidity risk, the Company has access to a significant portion of its Revolving Credit Facility for future drawings to meet the Company's requirements for investments in working capital and capital assets.

($ thousands)	December 31, 2023
Cash and cash equivalents	$ 126,089
Short-term investments	14,425
Total Revolving Credit Facility (US$700,000)	925,820
Less:	
Drawings on the Revolving Credit Facility	314,705
Letters of Credit[1]	137,982
Available for future drawings	$ 613,647

[1] This represents the letters of credit that the Company has funded with the Revolving Credit Facility. Additional letters of credit of $48 million (US$36 million) are funded from the US$70 million LC Facility. Refer to Note 20 "Long-Term Debt" for more information.

The Company continues to meet the covenant requirements of its funded debt, including the Revolving Credit Facility, Term Loan and Notes. Senior secured net funded debt, defined as borrowings under the Revolving Credit Facility and Term Loan, net of cash, to EBITDA ratio is 0.7:1, compared to a maximum ratio of 2.5:1, and a net funded debt to EBITDA ("bank-adjusted net debt to EBITDA") ratio of 2.3:1, compared to a maximum ratio of 4.0:1, and an interest coverage ratio of 4.2:1 compared to a minimum ratio of 2.5:1. The interest coverage ratio is calculated by dividing the trailing 12-month EBITDA, as defined by the Company's lenders, by interest expense over the same timeframe.

A liquidity analysis of the Company's financial instruments has been completed on a maturity basis. The following table outlines the cash flows, including interest associated with the maturity of the Company's financial liabilities, as at December 31, 2023:

($ thousands)	Less than 3 months	3 months to 1 year	Greater than 1 year	Total
Derivative financial instruments				
Foreign currency forward contracts	$ 596	$ 423	$ –	$ 1,019
Accounts payable and accrued liabilities	561,120	–	–	561,120
Other current liabilities	7,936	–	–	7,936
Long-term debt – Revolving Credit Facility	–	–	314,705	314,705
Long-term debt – Term Loan	13,226	39,678	119,034	171,938
Long-term debt – Notes	–	–	826,625	826,625
Other long-term liabilities	–	–	18,070	18,070

The Company expects that cash flows from operations in 2024, together with cash and cash equivalents on hand, short-term investments, the Revolving Credit Facility and the Term Loan, will be more than sufficient to fund its requirements for investments in working capital and capital assets.

Note 31. Capital Disclosures

The capital structure of the Company consists of net debt plus shareholders' equity.

Years ended December 31,	2023	2022
Long-term debt	$ 1,214,918	$ 1,390,325
Cash and cash equivalents	(126,089)	(253,776)
Net debt	$ 1,088,829	$ 1,136,549
Total shareholders' equity	1,394,022	1,542,908
Total capital	$ 2,482,851	$ 2,679,457

The Company manages its capital to ensure that entities in the Company will be able to continue to grow while maximizing the return to shareholders through the optimization of the debt and equity balances. The Company adjusts its capital structure in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new Company shares, or access debt markets.

The Company remains focused on maintaining a strong financial position and to continue reducing its debt levels.

The Company formally reviews the capital structure on an annual basis and monitors it on an on-going basis. As part of this review, the cost of capital and the risks associated with each class of capital are considered.

Note 32. Supplemental Cash Flow Information

Changes in working capital and other during the period:

Years ended December 31,		2023		2022
Accounts receivable	$	(70,013)	$	(56,861)
Contract assets		55		(45,169)
Inventories		(20,100)		(78,697)
Work–in–progress related to finance leases		41,986		(5,817)
Finance leases receivable		24,965		(81,049)
Income taxes receivable		6,307		3,097
Prepayments		(5,181)		(35,198)
Net assets held for sale		(2,906)		–
Long-term receivables related to preferred shares		27,954		–
Accounts payable and accrued liabilities and provisions[1]		(42,586)		77,875
Income taxes payable		(556)		(11,042)
Deferred revenue		22,336		179,497
Other current liabilities		7,936		–
Foreign currency and other		23,530		(17,954)
Net change in working capital and other	$	**13,727**	$	(71,318)

[1] The change in accounts payable and accrued liabilities and provisions represents only the portion relating to operating activities.

Cash interest and cash taxes paid and received during the period:

Years ended December 31,		2023		2022
Interest paid – short– and long–term borrowings	$	143,114	$	29,640
Interest paid – lease liabilities		6,789		3,398
Total interest paid	$	149,903	$	33,038
Interest received		36,168		1,269
Taxes paid		56,644		27,813
Taxes received		1,024		5,399

Changes in liabilities arising from financing activities during the period:

Years ended December 31,		2023		2022
Long-term debt, opening balance	$	1,390,325	$	331,422
Debt assumed on Acquisition (Note 6)		–		1,022,112
Changes from financing cash flows		(164,089)		90,973
The effect of changes in foreign exchange rates		(31,557)		(4,099)
Amortization of deferred transaction costs		14,488		4,046
Accretion of Notes discount		10,635		2,070
Debt transaction costs		(4,884)		(56,199)
Long–term debt, closing balance	$	**1,214,918**	$	1,390,325

Note 33. Guarantees, Commitments, and Contingencies

Guarantees

As of December 31, 2023, the Company had outstanding letters of credit of $186 million (December 31, 2022 – $175 million). Of the total outstanding letters of credit, $138 million (December 31, 2022 – $175 million) are funded from the Revolving Credit Facility and $48 million (US$36 million) (December 31, 2022 – nil) are funded from the US$70 million LC Facility.

Commitments

The Company has purchase obligations over the next three years as follows:

2024	$	528,003
2025		22,047
2026		937

Legal Proceedings

On January 31, 2022, the Local Labor Board of the State of Tabasco in Mexico (the "Labor Board") awarded a former employee of Exterran MXN$2,152 million plus other benefits that could increase the award to MXN$2,431 million in connection with a dispute relating to the employee's severance pay following termination of their employment in 2015.

Enerflex believes the order of the Labor Board is in error and has no credible basis in law or fact. In 2017, the Labor Board ruled that the former employee was entitled to approximately MXN$1.4 million as severance based on an appellate court's determination that the employee's salary was approximately MXN$3,500 per day. However, the Labor Board's January 2022 order significantly increased the amount the employee is owed, ignoring the actual salary that had been established by the appellate court and, instead, basing it on a salary that the former employee never actually received while working for Exterran.

Enerflex has appealed the decision, and the appeal is pending before the courts in Mexico. In the meantime, the Company is pursuing all other available avenues to preserve its rights, including rights under the USMCA investment treaty arguing that the conduct of the Labor Board in Mexico amounts to violations of protections available under the North American Free Trade Agreement.

The Company is involved in litigation and claims associated with normal operations against which certain provisions may be made in the Financial Statements. Management is of the opinion that any resulting settlement arising from the litigation would not materially affect the consolidated financial position, results of operations, or liquidity of the Company.

Note 34. Related Party Transactions

(a) Key Management Compensation

Key management includes members of the Board and executive management. Remuneration of directors and executive management is determined by the Board having consideration of overall performance of individuals and market trends. Information on key management compensation is shown below:

Years ended December 31,	2023	2022
Salaries, Director fees and other short-term benefits	$ 5,580	$ 6,350
Post-employment compensation[1]	690	721
Share-based payments	8,446	8,315

[1] Post-employment compensation represent the present value of future pension benefits earned during the year.

(b) Other Related Party Transactions

Enerflex transacts with certain related parties in the normal course of business. Related parties include the Company's 45 percent equity investment in Roska DBO and the Company's 65 percent interest in a joint venture in Brazil.

All transactions occurring with related parties were in the normal course of business operations under the same terms and conditions as transactions with unrelated companies. A summary of the financial statement impacts of all transactions with all related parties is as follows:

Years ended December 31,	2023	2022
Associate – Roska DBO		
Revenue	$ 2,543	$ 1,755
Purchases	–	4
Accounts receivable	12	22

All related party transactions are settled in cash. There were no transactions with the joint venture in Brazil.

Note 35. Seasonality

The energy sector in Canada and in some parts of the USA has a distinct seasonal trend in activity levels which results from well-site access and drilling pattern adjustments to take advantage of weather conditions. Generally, the Company has experienced higher revenues in the fourth quarter of each year related to these seasonal trends. Revenues are also impacted by both the Company's and its customers' capital investment decisions. The LATAM and EH segments are not significantly impacted by seasonal variations, while certain parts of the USA can be impacted by seasonal trends depending on customer activity, demand, and location. Variations from these trends usually occur when hydrocarbon energy fundamentals are either improving or deteriorating.

Note 36. Segmented Information

The Company has identified three reporting segments for external reporting:

- NAM consists of operations in Canada and the USA.
- LATAM consists of operations in Argentina, Bolivia, Brazil, Colombia, Mexico, and Peru.
- EH consists of operations in the Middle East, Africa, Europe, Australia and Asia.

Each segment generates revenue from the EI, AMS and ES product lines.

The accounting policies of these reportable operating segments are the same as those described in Note 3 "*Summary of Material Accounting Policies*".

For internal Management reporting, the Company's Chief Operating Decision Maker ("CODM") has identified four operating segments which include: Canada, USA, LATAM, and EH. Each of the operating segments are supported by the Corporate head office. Corporate overheads are allocated to the operating segments based on revenue. In assessing its reporting and operating segments, the Company considered geographic locations, economic characteristics, the nature of products and services provided, the nature of production processes, the types of customers for its products and services, and distribution methods used. These considerations also factored into the decision to combine Canada and USA into one reporting segment. For each of the operating segments, the CODM reviews internal management reports on at least a quarterly basis.

The following tables provide certain financial information by the Company's reporting segments.

Revenues and Operating Income

Years ended December 31,	North America 2023	North America 2022	Latin America 2023	Latin America 2022	Eastern Hemisphere 2023	Eastern Hemisphere 2022	Total 2023	Total 2022
Segment revenue	$ 1,939,778	$ 1,303,885	$ 473,824	$ 221,628	$ 792,716	$ 349,247	$ 3,206,318	$ 1,874,760
Intersegment revenue	(33,168)	(93,778)	(1,295)	(434)	(9,760)	(2,750)	(44,223)	(96,962)
Revenue	$ 1,906,610	$ 1,210,107	$ 472,529	$ 221,194	$ 782,956	$ 346,497	$ 3,162,095	$ 1,777,798
EI	171,276	141,900	335,532	129,723	270,894	109,464	777,702	381,087
AMS	385,814	298,333	76,792	38,057	189,592	107,270	652,198	443,660
ES	1,349,520	769,874	60,205	53,414	322,470	129,763	1,732,195	953,051
Gross Margin	364,497	195,503	115,569	50,015	137,080	77,198	617,146	322,716
SG&A	194,870	179,862	71,538	47,379	129,467	74,001	395,875	301,242
Foreign exchange loss	398	872	58,398	17,290	137	1,040	58,933	19,202
Operating income (loss)	$ 169,229	$ 14,769	$ (14,367)	$ (14,654)	$ 7,476	$ 2,157	$ 162,338	$ 2,272

Segment Assets

As at December 31,	North America 2023	North America 2022[1]	Latin America 2023	Latin America 2022[1]	Eastern Hemisphere 2023	Eastern Hemisphere 2022[1]	Total 2023	Total 2022[1]
Segment assets	$ 1,606,304	$ 1,602,755	$ 631,577	$ 829,676	$ 1,099,817	$ 828,517	$ 3,337,698	$ 3,260,948
Goodwill[2]	220,657	224,992	–	89,264	351,153	360,140	571,810	674,396
Corporate	–	–	–	–	–	–	2,472	322,724
Total segment assets	$ 1,826,961	$ 1,827,747	$ 631,577	$ 918,940	$ 1,450,970	$ 1,188,657	$ 3,911,980	$ 4,258,068

[1] Certain balances as at December 31, 2022 have been re-presented as a result of measurement period adjustments for the acquisition of Exterran as required by IFRS 3 "Business Combinations", refer to Note 6 "Acquisition" for more information.
[2] The total amount of goodwill in the Canada and USA operating segments are $40 million and $181 million, respectively (December 31, 2022 – $40 million and $185 million, respectively).

Note 37. Subsequent Events

Subsequent to December 31, 2023, Enerflex declared a quarterly dividend of $0.025 per share, payable on May 1, 2024, to shareholders of record on March 13, 2024. The Board will continue to evaluate dividend payments on a quarterly basis, based on the availability of cash flow, anticipated market conditions, and the general needs of the business.

Board of Directors

Kevin Reinhart
Board Chair
Calgary, AB, CA

Fernando Assing [1]
Houston, TX, USA

Joanne Cox [2]
Calgary, AB, CA

W. Byron Dunn [1,3]
**Human Resources and Compensation
Committee Chair**
Dallas, TX, USA

Laura Folse [1,3]
Boerne, TX, USA

James Gouin [2]
Belle River, ON, CA

Mona Hale [2]
Audit Committee Chair
Edmonton, AB, CA

Marc Rossiter
President and Chief Executive Officer
Calgary, AB, CA

Juan Carlos Villegas [1,3]
Lo Barnechea, RM, CL

Michael Weill [2,3]
**Nominating and Corporate Governance
Committee Chair**
Houston, TX, USA

[1] Member of Human Resources and Compensation Committee
[2] Member of Audit Committee
[3] Member of Nominating and Corporate Governance Committee

Executive Management

Marc Rossiter
President and Chief Executive Officer
Calgary, AB, CA

Preet Dhindsa
SVP and Chief Financial Officer
Calgary, AB, CA

Roger George
President, Water Solutions
Atlanta, GA, USA

David Izett
SVP and General Counsel
Calgary, AB, CA

Mauricio Meineri
President, Latin America
Houston, TX, USA

Robert Mitchell
SVP and Chief Administrative Officer
Houston, TX, USA

Phil Pyle
President, Eastern Hemisphere
Abu Dhabi, UAE

Greg Stewart
President, USA
Houston, TX, USA

Helmuth Witulski
President, Canada
Calgary, AB, CA

Shareholder Information

Stock Exchange Listings

Toronto Stock Exchange
Trading Symbol: **EFX**

New York Stock Exchange
Trading Symbol: **EFXT**

Transfer Agent, Registrar, and Dividend–Disbursing Agent

TSX Trust Company
PO Box 700
Station B
Montreal, QC, CA H3A 2A6

North America: 1–800–387–0825
Outside North America: 1–416–682–3860
E-Mail: shareholderinquiries@tmx.com
Website: https://tsxtrust.com

Auditors

Ernst & Young LLP Chartered Professional Accountants
Calgary, AB, CA

Investor Relations

Telephone: 1–403–387–6377
E-Mail: ir@enerflex.com
Website: enerflex.com

Corporate Calendar

May 7, 2024
Q1 2024 Results





Enerflex

Enerflex Ltd.
Suite 904, 1331 Macleod Trail SE
Calgary, AB, Canada T2G 0K3
1-403-387-6377 | **enerflex.com**